As filed with the Securities and Exchange Commission on October 1, 2009

Registration Nos.: 333-_____; 811-07350

____________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

PRE-EFFECTIVE AMENDMENT NO. ( )

POST-EFFECTIVE AMENDMENT NO.( )

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT

COMPANY ACT OF 1940

Amendment No.            (21)

(Check appropriate box or boxes)

TRILLIUM VARIABLE ANNUITY ACCOUNT

(Exact name of Registrant)

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

(Name of Depositor)

8515 East Orchard Road

Greenwood Village, Colorado 80111

(Address of Depositor's Principal Executive Offices) (Zip Code)

Depositor's Telephone Number, including Area Code:

(800) 537-2033

Mitchell T.G. Graye

President and Chief Executive Officer

Great-West Life & Annuity Insurance Company

8515 East Orchard Road

Greenwood Village, Colorado 80111

(Name and Address of Agent for Service)

Copy to:

Ann B. Furman, Esq.

Jorden Burt LLP

1025 Thomas Jefferson Street, N.W., Suite 400 East

Washington, D.C. 20007-5208

Approximate Date of Proposed Public Offering: Upon the effective date of this Registration Statement.

The Registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Title of securities being registered: Flexible Premium Variable Deferred Annuity Contracts.

No filing fee is due because an indefinite amount of securities is deemed to have been registered in reliance on Section 24(f) of the Investment Company Act of 1940.

Explanatory Note

Registrant is filing this registration statement to register interests under the Trillium variable annuity (the “Contracts”) on a new Form N-4. Interests under the Contracts were previously registered on Form N-4 (File No. 33-55890) and funded by Canada Life of America Variable Annuity Account 2 (File No. 811-07350). Upon effectiveness of a merger between Canada Life Insurance Company of America (“CLICA”) into and with Great-West Life & Annuity Insurance Company (“GWL&A”), GWL&A became the obligor of the Contracts and Canada Life of American Variable Annuity Account 2 was transferred intact to GWL&A and renamed Trillium Variable Annuity Account.

Pursuant to the SEC staff’s position in No-Action Letters concerning annual update requirements for inactive contracts (e.g., Great-West Life & Annuity Insurance Co. (pub. Avail. Oct. 23, 1990)), Registrant no longer files annual post-effective amendments to this Form N-4. The content of Post-Effective Amendment No. 15 under the Securities Act of 1933 and No. 19 under the Investment Company Act of 1940 to the Registration Statement on Form N-4, filed with the Securities and Exchange Commission on April 30, 2002 (File Nos. 33-55890; 811-07350; Accession No. 0000931763-02-001430), is incorporated herein by reference, including:

1.	Part A – Prospectus
2.	Part B – Statement of Additional Information except Financial Statements
3.	Part C – all Exhibits except Exhibit 10

Supplement Dated October 1, 2009

To the Prospectus Dated May 1, 2002

for

TRILLIUM

Flexible Premium Variable Deferred Annuity

IssuedThrough

TRILLIUM VARIABLE ANNUITY ACCOUNT

(FORMERLY CANADA LIFE OF AMERICA VARIABLE ANNUITY ACCOUNT 2)

by

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

(FORMERLY CANADA LIFE INSURANCE COMPANY OF AMERICA)

This Supplement amends certain information contained in your Trillium variable annuity Prospectus. Please read this Supplement carefully and retain it for future reference.

On July 10, 2003, Great-West Life & Annuity Insurance Company (“GWL&A”) acquired Canada Life Insurance Company of America (“CLICA”). Prior to September 30, 2009, the Trillium variable annuity contracts (the “Contracts”) were issued by CLICA. On September 30, 2009, CLICA merged into and with GWL&A (the “Merger”). On the date of the Merger, GWL&A acquired from CLICA all of CLICA’s assets and became directly liable for CLICA’s liabilities and obligations with respect to Contracts issued by CLICA then outstanding.

The Canada Life of America Variable Annuity Account 2 (now known as Trillium Variable Annuity Account) was transferred from CLICA to GWL&A. Contracts previously issued by CLICA now are Contracts of GWL&A, which will service and maintain your Contract in accordance with their terms.

The Merger was approved by the boards of directors of CLICA and GWL&A. The Merger also received regulatory approval from the Michigan and Colorado Departments of Insurance, the states of domicile of CLICA and GWL&A, respectively. The Merger did not affect the terms of, or the rights and obligations under your Contract, other than to reflect the change of the company that guarantees your Contract benefits from CLICA to GWL&A. You will receive a Contract endorsement from GWL&A that reflects the change from CLICA to GWL&A. The Merger also did not result in any adverse tax consequences for any Contract owners.

GWL&A is a stock life insurance company originally organized under the laws of the State of Kansas as the National Internment Association. Its name was changed to Ranger National Life Insurance Company in 1963 and to Insuramerica Corporation prior to changing to its current name in February of 1982. In September of 1990, GWL&A redomesticated and is now organized under the laws of the state of Colorado.

GWL&A is authorized to engage in the sale of life insurance, accident and health insurance and annuities. It is qualified to do business in Puerto Rico, the District of Columbia, the U.S. Virgin Islands, Guam and in all states in the United States, except New York.

GWL&A is an indirect wholly-owned subsidiary of Great-West Lifeco Inc., a holding company. Great-West Lifeco Inc. is in turn a subsidiary of Power Financial Corporation, a financial services company. Power Corporation of Canada, a holding and management company, has voting control of Power Financial Corporation. Mr. Paul Desmarais, through a group of private holding companies, which he controls, has voting control of Power Corporation of Canada.

GWL&A’s Administrative Offices are located at 8515 E. Orchard Road, Greenwood Village, Colorado 80111.

INVESTMENT OPTIONS UNDER THE TRILLIUM VARIABLE ANNUITY

You may invest your money among several of the Subaccounts. Each Subaccount invests in a single portfolio of a fund. The portfolios currently available under your Contract are:

Maxim Money Market Portfolio

Seligman Capital Portfolio, Class 1

Seligman Cash Management Portfolio, Class 1

Seligman Common Stock Portfolio, Class 1

Seligman Communications and Information Portfolio, Class 1

Seligman Global Technology Portfolio, Class 1

Seligman International Growth Portfolio, Class 1

Seligman Investment Grade Fixed Income Portfolio, Class 1

Seligman Large-Cap Value Portfolio, Class 1

Seligman Smaller-Cap Value Portfolio, Class 1 (formerly Seligman Small-Cap Value Portfolio)

Additional information about the portfolios can be found in the current prospectuses for the portfolios, which can be obtained by calling GWL&A at 800-905-1959, or by writing to GWL&A at Great-West Annuity Service Center, P.O. Box 173920, Denver, Colorado 80212-3920. The portfolios’ prospectuses should be read carefully before you make a decision to invest in a Subaccount.

IMPORTANT INFORMATION ABOUT SUBACCOUNT ADDITION

Effective the close of business on October 1, 2009, the following portfolio is added as an available Subaccount under the Contract:

Maxim Money Market Portfolio

Maxim Money Market Portfolio seeks as high a level of current income as is consistent with the preservation of capital and liquidity. Investment in the Maxim Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the portfolio seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in this portfolio.The portfolio seeks to meet this objective by investing in short-term securities that are issued or guaranteed by the U.S. Government or its agencies or instrumentalities, including U.S. Treasury obligations, backed by the full faith and credit of the U.S. Government, and securities of agencies of the U.S. Government including, but not limited to, the Federal Home Loan Mortgage Corporation, Federal National Mortgage Association and the Federal Home Loan Bank that carry no government guarantees. The portfolio also invests in high-quality, short term debt securities. These securities will have a rating in one of the two highest rating categories for short-term debt obligations by at least one nationally recognized statistical rating organization such as Moody’s Investor Services, Inc. or Standard & Poor’s Corporation (or unrated securities of comparable quality). The portfolio invests in securities which are only denominated in U.S. dollars and securities with a weighted average maturity of less than 90 days.

The Annual Portfolio Operating Expenses (expenses that are deducted from portfolio assets) of Maxim Money Market Portfolio are:

Management Fees	Distribution (12b-1) Fees	Other Expenses	Total Annual Portfolio Operating Expenses
0.46%	NONE	0.00%	0.46%

Maxim Money Market Portfolio is advised by GW Capital Management, LLC (doing business as Maxim Capital Management, LLC (“MCM”)), 8515 E. Orchard Road, Greenwood Village, Colorado 80111, a wholly owned subsidiary of GWL&A.

INDEX TO FINANCIAL STATEMENTS

CANADA LIFE OF AMERICA VARIABLE ANNUITY ACCOUNT 2 (NOW KNOWN AS TRILLIUM VARIABLE ANNUITY ACCOUNT)

Report of Independent Registered Public Accounting Firm

Statement of Assets and Liabilities as of December 31, 2008

Statement of Operations for the year ended December 31, 2008

Statement of Changes in Net Assets for the years ended December 31, 2008 and 2007

Notes to Financial Statements

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2008 and 2007

Consolidated Statements of Income for the years ended December 31, 2008, 2007 and 2006

Consolidated Statements of Stockholder’s Equity for the years ended December 31, 2008, 2007 and 2006

Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006

Notes to Consolidated Financial Statements

Variable Annuity Account 2 Series Account of Canada Life Insurance Company of America

Financial Statements for the Years Ended December 31, 2008 and 2007

and Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Contract Owners of

Variable Annuity Account 2 Series Account of

Canada Life Insurance Company of America

We have audited the accompanying statements of assets and liabilities of Variable Annuity Account 2 Series Account of Canada Life Insurance Company of America (the "Series Account") comprising the investment divisions as disclosed in Appendix A as of December 31, 2008, and the related statements of operations for the period presented in Appendix A, the statements of changes in net assets for the periods presented in Appendix A, and the financial highlights included in Note 5 for each of the periods presented. These financial statements and financial highlights are the responsibility of the Series Account's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement.  The Series Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Series Account's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  Our procedures included confirmation of securities owned as of December 31, 2008, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the investment divisions constituting the Variable Annuity Account 2 Series Account of Canada Life Insurance Company of America as of December 31, 2008, the results of their operations for the periods presented, the changes in its net assets for the periods presented, and the financial highlights for the periods presented, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Denver, Colorado

March 31, 2009

VARIABLE ANNUITY ACCOUNT 2 SERIES ACCOUNT OF

CANADA LIFE INSURANCE COMPANY OF AMERICA

APPENDIX A

	Statement of Assets	Statement of	Statement of Changes
Investment Division	and Liabilities	Operations	in Net Assets
	As Of	Period	Period/Periods
Seligman Capital Fund	December 31, 2008	Year Ended December 31, 2008	Two Years Ended December 31, 2008
Seligman Cash Management Fund	December 31, 2008	Year Ended December 31, 2008	Two Years Ended December 31, 2008
Seligman Common Stock Fund	December 31, 2008	Year Ended December 31, 2008	Two Years Ended December 31, 2008
Seligman Communications & Information Fund	December 31, 2008	Year Ended December 31, 2008	Two Years Ended December 31, 2008
Seligman Global Technology Fund	December 31, 2008	Year Ended December 31, 2008	Two Years Ended December 31, 2008
Seligman International Growth Fund	December 31, 2008	Year Ended December 31, 2008	Two Years Ended December 31, 2008
Seligman Investment Grade Fixed Income Fund	December 31, 2008	Year Ended December 31, 2008	Two Years Ended December 31, 2008
Seligman Large-Cap Value Fund	December 31, 2008	Year Ended December 31, 2008	Two Years Ended December 31, 2008
Seligman Small-Cap Value Fund	December 31, 2008	Year Ended December 31, 2008	Two Years Ended December 31, 2008

VARIABLE ANNUITY ACCOUNT 2 SERIES ACCOUNT OF
CANADA LIFE INSURANCE COMPANY OF AMERICA

STATEMENT OF ASSETS AND LIABILITIES
DECEMBER 31, 2008

	SELIGMAN CAPITAL FUND	SELIGMAN CASH MANAGEMENT FUND	SELIGMAN COMMON STOCK FUND	SELIGMAN COMMUNICATIONS & INFORMATION FUND	SELIGMAN GLOBAL TECHNOLOGY FUND	SELIGMAN INTERNATIONAL GROWTH FUND

ASSETS:
Investments at market value (1)	$2,159,748	$7,971,234	$2,534,653	$15,545,243	$1,372,527	$1,500,334
Investment income due and accrued		1,863

Total assets	2,159,748	7,973,097	2,534,653	15,545,243	1,372,527	1,500,334

LIABILITIES:
Redemptions payable	231	202	16	549	419	7
Due to Canada Life Insurance Company of America	397	1,531	471	2,883	256	282

Total liabilities	628	1,733	487	3,432	675	289

NET ASSETS	$2,159,120	$7,971,364	$2,534,166	$15,541,811	$1,371,852	$1,500,045

NET ASSETS REPRESENTED BY:
Accumulation units	$2,159,120	$7,971,364	$2,534,166	$15,541,811	$1,371,852	$1,500,045

ACCUMULATION UNITS OUTSTANDING	66,748	4,721,531	122,434	584,892	87,257	180,180

UNIT VALUE (ACCUMULATION)	$32.35	$1.69	$20.70	$26.57	$15.72	$8.33

(1) Cost of investments:	$3,425,336	$7,971,234	$4,737,377	$18,428,944	$2,044,662	$2,091,837
Shares of investments:	243,489	7,971,234	406,846	1,239,653	124,436	200,045

The accompanying notes are an integral part of these financial statements.						(Continued)

VARIABLE ANNUITY ACCOUNT 2 SERIES ACCOUNT OF
CANADA LIFE INSURANCE COMPANY OF AMERICA

STATEMENT OF ASSETS AND LIABILITIES
DECEMBER 31, 2008

	SELIGMAN INVESTMENT GRADE FIXED INCOME FUND	SELIGMAN LARGE-CAP VALUE FUND	SELIGMAN SMALL-CAP VALUE FUND	TOTAL VARIABLE ANNUITY ACCOUNT 2 SERIES ACCOUNT
				(UNAUDITED)

ASSETS:
Investments at market value (1)	$1,801,640	$1,723,126	$1,477,095	$36,085,600
Investment income due and accrued				1,863

Total assets	1,801,640	1,723,126	1,477,095	36,087,463

LIABILITIES:
Redemptions payable	4	70	17	1,515
Due to Canada Life Insurance Company of America	348	317	269	6,754

Total liabilities	352	387	286	8,269

NET ASSETS	$1,801,288	$1,722,739	$1,476,809	$36,079,194

NET ASSETS REPRESENTED BY:
Accumulation units	$1,801,288	$1,722,739	$1,476,809

ACCUMULATION UNITS OUTSTANDING	82,828	197,862	83,315

UNIT VALUE (ACCUMULATION)	$21.75	$8.71	$17.73

(1) Cost of investments:	$2,109,737	$1,934,497	$2,815,426	$45,559,050
Shares of investments:	222,700	196,929	308,370

The accompanying notes are an integral part of these financial statements.				(Concluded)

VARIABLE ANNUITY ACCOUNT 2 SERIES ACCOUNT OF
CANADA LIFE INSURANCE COMPANY OF AMERICA

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2008

	SELIGMAN CAPITAL FUND	SELIGMAN CASH MANAGEMENT FUND	SELIGMAN COMMON STOCK FUND	SELIGMAN COMMUNICATIONS & INFORMATION FUND	SELIGMAN GLOBAL TECHNOLOGY FUND	SELIGMAN INTERNATIONAL GROWTH FUND

INVESTMENT INCOME:
Dividends	$0	$131,160	$178,299	$0	$0	$0

EXPENSES:
Mortality and expense risk	47,280	110,346	49,718	276,858	26,639	36,598
Administrative charges	5,721	13,242	5,996	33,351	3,211	4,407

Total expenses	53,001	123,588	55,714	310,209	29,850	41,005

NET INVESTMENT INCOME (LOSS)	(53,001)	7,572	122,585	(310,209)	(29,850)	(41,005)

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
Realized gain (loss) on sale of fund shares	24,636	0	(140,899)	436,018	(34,166)	143,050
Realized gain distributions	0	0	0	0	0	0

Net realized gain (loss)	24,636	0	(140,899)	436,018	(34,166)	143,050

Change in net unrealized depreciation
on investments	(2,164,472)	(1)	(2,255,364)	(10,050,777)	(1,002,830)	(2,431,797)

NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	$(2,192,837)	$7,571	$(2,273,678)	$(9,924,968)	$(1,066,846)	$(2,329,752)

INVESTMENT INCOME RATIO (2008)		1.49%	4.50%

INVESTMENT INCOME RATIO (2007)		4.30%	1.15%

INVESTMENT INCOME RATIO (2006)		4.13%	1.18%

INVESTMENT INCOME RATIO (2005)		2.70%	1.56%

INVESTMENT INCOME RATIO (2004)		0.55%	0.95%			0.36%

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY ACCOUNT 2 SERIES ACCOUNT OF
CANADA LIFE INSURANCE COMPANY OF AMERICA

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2008

	SELIGMAN INVESTMENT GRADE FIXED INCOME FUND	SELIGMAN LARGE-CAP VALUE FUND	SELIGMAN SMALL-CAP VALUE FUND	TOTAL VARIABLE ANNUITY ACCOUNT 2 SERIES ACCOUNT
				(UNAUDITED)

INVESTMENT INCOME:
Dividends	$89,404	$20,428	$0	$419,291

EXPENSES:
Mortality and expense risk	24,148	34,074	30,310	635,971
Administrative charges	2,915	4,142	3,655	76,640

Total expenses	27,063	38,216	33,965	712,611

NET INVESTMENT INCOME (LOSS)	62,341	(17,788)	(33,965)	(293,320)

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
Realized gain (loss) on sale of fund shares	(62,442)	193,748	(29,836)	530,109
Realized gain distributions	0	0	788,662	788,662

Net realized gain (loss)	(62,442)	193,748	758,826	1,318,771

Change in net unrealized depreciation
on investments	(43,737)	(1,397,096)	(1,935,229)	(21,281,303)

NET DECREASE IN NET ASSETS
RESULTING FROM OPERATIONS	$(43,838)	$(1,221,136)	$(1,210,368)	$(20,255,852)

INVESTMENT INCOME RATIO (2008)	4.63%	0.75%

INVESTMENT INCOME RATIO (2007)	5.13%	0.63%

INVESTMENT INCOME RATIO (2006)	5.74%	0.77%

INVESTMENT INCOME RATIO (2005)	5.39%	0.92%	0.54%

INVESTMENT INCOME RATIO (2004)	6.18%	1.15%

The accompanying notes are an integral part of these financial statements.	(Concluded)

VARIABLE ANNUITY ACCOUNT 2 SERIES ACCOUNT OF
CANADA LIFE INSURANCE COMPANY OF AMERICA

STATEMENT OF CHANGES IN NET ASSETS
YEARS ENDED DECEMBER 31, 2008 AND 2007

	SELIGMAN CAPITAL FUND		SELIGMAN CASH MANAGEMENT FUND		SELIGMAN COMMON STOCK FUND
	2008	2007	2008	2007	2008	2007

INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
Net investment income (loss)	$(53,001)	$(79,796)	$7,572	$306,138	$122,585	$(16,898)
Net realized gain (loss)	24,636	259,496	0	0	(140,899)	163,391
Change in net unrealized appreciation (depreciation)
on investments	(2,164,472)	645,316	(1)	0	(2,255,364)	(248,225)

Increase (decrease) in net assets resulting
from operations	(2,192,837)	825,016	7,571	306,138	(2,273,678)	(101,732)

CONTRACT TRANSACTIONS:
Purchase payments	42,513	14,943	201,495	117,863	49,497	126,191
Redemptions	(549,123)	(1,349,283)	(2,962,232)	(3,842,392)	(613,412)	(1,772,839)
Transfers, net	(280,150)	(94,013)	1,090,727	1,345,322	(93,053)	(61,519)

Decrease in net assets resulting from
contract transactions	(786,760)	(1,428,353)	(1,670,010)	(2,379,207)	(656,968)	(1,708,167)

Total decrease in net assets	(2,979,597)	(603,337)	(1,662,439)	(2,073,069)	(2,930,646)	(1,809,899)

NET ASSETS:
Beginning of period	5,138,717	5,742,054	9,633,803	11,706,872	5,464,812	7,274,711

End of period	$2,159,120	$5,138,717	$7,971,364	$9,633,803	$2,534,166	$5,464,812

CHANGES IN UNITS OUTSTANDING:
Units issued	1,223	3,917	1,335,654	1,395,414	3,902	9,830
Units redeemed	(16,061)	(27,049)	(2,322,227)	(2,826,826)	(24,462)	(51,693)

Net decrease	(14,838)	(23,132)	(986,573)	(1,431,412)	(20,560)	(41,863)

The accompanying notes are an integral part of these financial statements.						(Continued)

VARIABLE ANNUITY ACCOUNT 2 SERIES ACCOUNT OF
CANADA LIFE INSURANCE COMPANY OF AMERICA

STATEMENT OF CHANGES IN NET ASSETS
YEARS ENDED DECEMBER 31, 2008 AND 2007

	SELIGMAN COMMUNICATIONS & INFORMATION FUND		SELIGMAN GLOBAL TECHNOLOGY FUND		SELIGMAN INTERNATIONAL GROWTH FUND
	2008	2007	2008	2007	2008	2007

INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
Net investment loss	$(310,209)	$(419,542)	$(29,850)	$(46,583)	$(41,005)	$(57,103)
Net realized gain (loss)	436,018	1,284,144	(34,166)	91,263	143,050	373,096
Change in net unrealized appreciation (depreciation)
on investments	(10,050,777)	3,044,983	(1,002,830)	409,849	(2,431,797)	444,735

Increase (decrease) in net assets resulting
from operations	(9,924,968)	3,909,585	(1,066,846)	454,529	(2,329,752)	760,728

CONTRACT TRANSACTIONS:
Purchase payments	48,312	107,125	6,614	7,390	24,392	22,397
Redemptions	(2,468,312)	(4,328,245)	(529,379)	(670,077)	(292,409)	(873,699)
Transfers, net	(811,138)	(1,482,049)	(31,858)	(127,136)	(294,708)	327,278

Decrease in net assets resulting from
contract transactions	(3,231,138)	(5,703,169)	(554,623)	(789,823)	(562,725)	(524,024)

Total increase (decrease) in net assets	(13,156,106)	(1,793,584)	(1,621,469)	(335,294)	(2,892,477)	236,704

NET ASSETS:
Beginning of period	28,697,917	30,491,501	2,993,321	3,328,615	4,392,522	4,155,818

End of period	$15,541,811	$28,697,917	$1,371,852	$2,993,321	$1,500,045	$4,392,522

CHANGES IN UNITS OUTSTANDING:
Units issued	28,599	8,119	5,220	8,221	9,967	29,668
Units redeemed	(122,975)	(149,971)	(30,137)	(38,054)	(50,351)	(61,899)

Net decrease	(94,376)	(141,852)	(24,917)	(29,833)	(40,384)	(32,231)

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY ACCOUNT 2 SERIES ACCOUNT OF
CANADA LIFE INSURANCE COMPANY OF AMERICA

STATEMENT OF CHANGES IN NET ASSETS
YEARS ENDED DECEMBER 31, 2008 AND 2007

	SELIGMAN INVESTMENT GRADE FIXED INCOME FUND		SELIGMAN LARGE-CAP VALUE FUND		SELIGMAN SMALL-CAP VALUE FUND
	2008	2007	2008	2007	2008	2007

INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
Net investment income (loss)	$62,341	$73,593	$(17,788)	$(32,242)	$(33,965)	$(60,033)
Net realized gain (loss)	(62,442)	(57,929)	193,748	426,016	758,826	779,479
Change in net unrealized appreciation (depreciation)
on investments	(43,737)	62,524	(1,397,096)	(60,599)	(1,935,229)	(554,172)

Increase (decrease) in net assets resulting
from operations	(43,838)	78,188	(1,221,136)	333,175	(1,210,368)	165,274

CONTRACT TRANSACTIONS:
Purchase payments	3,159	7,200	82,530	69,145	32,051	56,764
Redemptions	(499,764)	(305,564)	(366,132)	(979,840)	(439,707)	(897,286)
Transfers, net	409,866	19,222	(470,554)	(135,359)	(507,808)	(234,663)

Decrease in net assets resulting from
contract transactions	(86,739)	(279,142)	(754,156)	(1,046,054)	(915,464)	(1,075,185)

Total decrease in net assets	(130,577)	(200,954)	(1,975,292)	(712,879)	(2,125,832)	(909,911)

NET ASSETS:
Beginning of period	1,931,865	2,132,819	3,698,031	4,410,910	3,602,641	4,512,552

End of period	$1,801,288	$1,931,865	$1,722,739	$3,698,031	$1,476,809	$3,602,641

CHANGES IN UNITS OUTSTANDING:
Units issued	19,778	7,741	9,212	20,052	3,201	6,360
Units redeemed	(23,933)	(20,749)	(70,863)	(94,552)	(41,067)	(41,059)

Net decrease	(4,155)	(13,008)	(61,651)	(74,500)	(37,866)	(34,699)

The accompanying notes are an integral part of these financial statements.						(Continued)

VARIABLE ANNUITY ACCOUNT 2 SERIES ACCOUNT OF
CANADA LIFE INSURANCE COMPANY OF AMERICA

STATEMENT OF CHANGES IN NET ASSETS
YEARS ENDED DECEMBER 31, 2008 AND 2007

	TOTAL VARIABLE ANNUITY ACCOUNT 2 SERIES ACCOUNT
	2008	2007
	(UNAUDITED)	(UNAUDITED)

INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
Net investment loss	$(293,320)	$(332,466)
Net realized gain	1,318,771	3,318,956
Change in net unrealized appreciation (depreciation)
on investments	(21,281,303)	3,744,411

Increase (decrease) in net assets resulting
from operations	(20,255,852)	6,730,901

CONTRACT TRANSACTIONS:
Purchase payments	490,563	529,018
Redemptions	(8,720,470)	(15,019,225)
Transfers, net	(988,676)	(442,917)

Decrease in net assets resulting from
contract transactions	(9,218,583)	(14,933,124)

Total decrease in net assets	(29,474,435)	(8,202,223)

NET ASSETS:
Beginning of period	65,553,629	73,755,852

End of period	$36,079,194	$65,553,629

CHANGES IN UNITS OUTSTANDING:
Units issued	1,416,756	1,489,322
Units redeemed	(2,702,076)	(3,311,852)

Net decrease	(1,285,320)	(1,822,530)

The accompanying notes are an integral part of these financial statements.		(Concluded)

VARIABLE ANNUITY ACCOUNT 2 SERIES ACCOUNT OF

CANADA LIFE INSURANCE COMPANY OF AMERICA

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008

1.	ORGANIZATION

The Variable Annuity Account 2 Series Account (the Series Account), a separate account of Canada Life Insurance Company of America (CLICA), was established on February 26, 1993 to receive and invest premium payments under variable annuity policies issued by CLICA. The Series Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended. The Series Account consists of numerous investment divisions with each investment division being treated as an individual separate account and investing all of its investible assets in the named underlying mutual fund. There are currently no participants receiving an annuity payout.

Under applicable insurance law, the assets and liabilities of the Series Account are clearly identified and distinguished from the CLICA's other assets and liabilities. The portion of the Series Account's assets applicable to the reserves and other contract liabilities with respect to the Series Account is not chargeable with liabilities arising out of any other business CLICA may conduct.

2.	SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements and financial highlights of each of the investment divisions in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and financial highlights and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Application of Recent Accounting Pronouncements

In March 2008, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 161, "Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133" ("FAS 161"). FAS 161 is intended to improve financial reporting for derivative instruments by requiring enhanced disclosure that enables investors to understand how and why an entity uses derivatives, how derivatives are accounted for, and how derivative instruments affect an entity's results of operations and financial position. Furthermore, in September 2008, FASB Staff Position No. 133-1 and FASB Interpretation No. 45-4, "Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161" ("FSP") was issued and is effective for fiscal years and interim periods ending after November 15, 2008. The FSP clarifies the effective date of FAS 161, whereby disclosures required by FAS 161 are effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Each of the investment divisions of the Series Account has determined that FAS 161 will have no impact on its financial statements and related disclosures.

Security Valuation

On January 1, 2008, each of the investment divisions of the Series Account adopted the provisions of Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements.

The valuation hierarchy is based upon the transparency of inputs to the valuation of the Series Account's investments. The three levels are defined as follows:

Level 1 - Valuations based on quoted prices for identical securities in active markets.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the fair value measurement.

During 2008, the only investments of each of the investment divisions of the Series Account were in underlying registered investment companies that are actively traded, therefore 100% of the investments are valued using Level 1 inputs.

Security Transactions

Investments made in the underlying mutual funds are valued at the reported net asset values of such underlying mutual funds, which value their investment securities at fair value. Transactions are recorded on a trade date basis. Income from dividends and gains from realized gain distributions are recorded on the ex-distribution date.

Realized gains and losses on the sales of investments are computed on the basis of the identified cost of the investment sold.

One or more of the underlying investment divisions may invest in foreign issuers.

Certain investment divisions may have elements of risk due to concentrated investments in foreign issuers located in a specific country. Such concentrations may subject the underlying investment divisions to additional risks resulting from future political or economic conditions and/or possible impositions of adverse foreign governmental laws or currency exchange restrictions.

Federal Income Taxes

The operations of the Series Account are included in the federal income tax return of CLICA, which is taxed as a life insurance company under the provisions of the Internal Revenue Code (IRC). Under the current provisions of the IRC, CLICA does not expect to incur federal income taxes on the earnings of the Series Account to the extent the earnings are credited under the contracts. Based on this, no charge is being made currently to the Series Account for federal income taxes. CLICA will review periodically the status of this policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the contracts.

Net Transfers

Net transfers include transfers between investment divisions of the Series Account as well as transfers between other investment options of CLICA, not included in the Series Account.

Investment Income Ratio

The Investment Income Ratio represents the dividends, excluding distributions of capital gains, received by the investment division from the underlying mutual fund divided by average net assets during the year. The ratio excludes those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the investment division is affected by the timing of the declaration of dividends by the underlying fund in which the investment division invests.

3.	PURCHASES AND SALES OF INVESTMENTS

The cost of purchases and proceeds from sales of investments for the year ended December 31, 2008 were as follows:

Investment Division	Purchases	Sales

Seligman Capital Fund	$3,738,604	$4,578,961
Seligman Cash Management Fund	10,739,569	12,373,920
Seligman Common Stock Fund	4,994,874	5,530,193
Seligman Communications & Information Fund	20,475,615	24,019,827
Seligman Global Technology Fund	2,315,679	2,900,528
Seligman International Growth Fund	2,454,772	3,059,076
Seligman Investment Grade Fixed Income Fund	2,641,304	2,665,001
Seligman Large-Cap Value Fund	2,217,199	2,989,492
Seligman Small-Cap Value Fund	3,242,860	3,404,056

Total	$52,820,476	$61,521,054
4.	EXPENSES AND RELATED PARTY TRANSACTIONS

Contract Maintenance Charge

CLICA deducts an annual maintenance charge of $30, which is made directly to contract owner accounts through the redemption of units, for each contract. The maintenance charge, which is recorded as redemptions for contract benefits and terminations in the accompanying Statement of Changes in Net Assets, is waived on certain contracts.

Deductions for Premium Taxes

The Company deducts from each contribution any applicable state Premium Tax, which currently range from 0% to 3.5%.

Deductions for Assumption of Mortality and Expense Risks

CLICA assumes mortality and expense risks related to the operations of the Series Account and deducts a daily charge equal to an effective annual rate of 1.25% of the unit value of each investment division. In addition, an effective annual rate of 0.15% of each investment division is deducted as daily administration fees.

5.	FINANCIAL HIGHLIGHTS

A summary of accumulation units outstanding for variable annuity contracts, the expense ratio, excluding expenses of the underlying funds, the related total return and the related accumulation unit fair values for the five years ended December 31, 2008 is included on the following pages. The unit values in the Financial Highlights are calculated based on the net assets and accumulation units outstanding as of December 31 of each year presented and may differ from the unit value reflected on the Statement of Assets and Liabilities due to rounding.

The Expense Ratio represents the annualized contract expenses of the Series Account, consisting of mortality and expense charges, for each period indicated. The ratio includes only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund have been excluded.

The Total Return amounts represent the total return for the periods indicated, including changes in the value of the underlying fund and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. The total return is calculated for each period shown and, accordingly, is not annualized, for periods less than one year.

	VARIABLE ANNUITY ACCOUNT 2 SERIES ACCOUNT OF
	CANADA LIFE INSURANCE COMPANY OF AMERICA

		At December 31			For the year or period ended December 31
		Units	Unit Fair Value	Net Assets	Expense Ratio	Total Return
		(000s)		(000s)

1	SELIGMAN CAPITAL FUND
	2008	67	$32.35	$2,159	1.40%	(48.64)%
	2007	82	$62.99	$5,139	1.40%	14.88%
	2006	105	$54.83	$5,742	1.40%	4.62%
	2005	150	$52.41	$7,881	1.40%	10.92%
	2004	199	$47.25	$9,409	1.40%	7.09%
2	SELIGMAN CASH MANAGEMENT FUND
	2008	4,722	$1.69	$7,971	1.40%	0.00%
	2007	5,708	$1.69	$9,634	1.40%	3.05%
	2006	7,140	$1.64	$11,707	1.40%	2.50%
	2005	9,255	$1.60	$14,763	1.40%	1.27%
	2004	1,017	$1.58	$1,606	1.40%	(0.78)%
3	SELIGMAN COMMON STOCK FUND
	2008	122	$20.70	$2,534	1.40%	(45.84)%
	2007	143	$38.22	$5,465	1.40%	(2.87)%
	2006	185	$39.35	$7,275	1.40%	15.19%
	2005	229	$34.16	$7,838	1.40%	0.62%
	2004	303	$33.95	$10,290	1.40%	11.08%
4	SELIGMAN COMMUNICATIONS & INFORMATION FUND
	2008	585	$26.57	$15,542	1.40%	(37.11)%
	2007	679	$42.25	$28,698	1.40%	13.79%
	2006	821	$37.13	$30,492	1.40%	20.63%
	2005	1,082	$30.78	$33,310	1.40%	6.32%
	2004	1,485	$28.95	$42,988	1.40%	9.64%
5	SELIGMAN GLOBAL TECHNOLOGY FUND
	2008	87	$15.72	$1,372	1.40%	(41.08)%
	2007	112	$26.68	$2,993	1.40%	13.82%
	2006	142	$23.44	$3,329	1.40%	16.27%
	2005	165	$20.16	$3,334	1.40%	6.67%
	2004	221	$18.90	$4,174	1.40%	2.54%
						(Continued)

		At December 31			For the year or period ended December 31
		Units	Unit Fair Value	Net Assets		Total Return
		(000s)		(000s)	Expense Ratio

6	SELIGMAN INTERNATIONAL GROWTH FUND
	2008	180	$8.33	$1,500	1.40%	(58.16)%
	2007	221	$19.91	$4,393	1.40%	21.11%
	2006	253	$16.44	$4,156	1.40%	21.78%
	2005	267	$13.50	$3,599	1.40%	3.61%
	2004	282	$13.03	$3,680	1.40%	22.47%
7	SELIGMAN INVESTMENT GRADE FIXED INCOME FUND
	2008	83	$21.75	$1,801	1.40%	(2.07)%
	2007	87	$22.21	$1,932	1.40%	4.13%
	2006	100	$21.33	$2,133	1.40%	2.16%
	2005	123	$20.88	$2,569	1.40%	(0.43)%
	2004	147	$20.97	$3,074	1.40%	0.98%
8	SELIGMAN LARGE-CAP VALUE FUND
	2008	198	$8.71	$1,723	1.40%	(38.88)%
	2007	260	$14.25	$3,698	1.40%	7.87%
	2006	334	$13.21	$4,411	1.40%	12.04%
	2005	423	$11.79	$4,991	1.40%	9.07%
	2004	473	$10.81	$5,113	1.40%	14.64%
9	SELIGMAN SMALL-CAP VALUE FUND
	2008	83	$17.73	$1,477	1.40%	(40.36)%
	2007	121	$29.73	$3,603	1.40%	2.69%
	2006	156	$28.95	$4,513	1.40%	19.58%
	2005	206	$24.21	$4,998	1.40%	(5.32)%
	2004	282	$25.57	$7,223	1.40%	18.29%

						(Concluded)

Great-West Life & Annuity

Insurance Company

(a wholly-owned subsidiary of

GWL&A Financial Inc.)

Consolidated Balance Sheets as of December 31, 2008 and

2007 and Related Consolidated Statements of Income,

Statements of Stockholder's Equity and Statements of Cash

Flows for Each of the Three Years in the Periods Ended

December 31, 2008 and Report of Independent Registered

Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
Great-West Life & Annuity Insurance Company
Greenwood Village, Colorado

We have audited the accompanying consolidated balance sheets of Great-West Life & Annuity Insurance Company and subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholder’s equity, and cash flows for each of the three years in the period ended December 31, 2008. Our audits also included the financial statement schedule listed in the Index at Item 15. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Great-West Life & Annuity Insurance Company and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 5, the Company changed its method of accounting for income taxes, as required by accounting guidance adopted on January 1, 2007, and changed its method of accounting for defined benefit and other post retirement plans as required by accounting guidance adopted on December 31, 2006.

/s/ DELOITTE & TOUCHE LLP

Denver, Colorado
March 30, 2009

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
Consolidated Balance Sheets
December 31, 2008 and 2007
(In Thousands, Except Share Amounts)

	December 31,

	2008	2007

Assets
Investments:
Fixed maturities, available-for-sale, at fair value (amortized cost $13,394,675 and $13,592,003)	$11,973,536	$13,551,233
Fixed maturities, held for trading, at fair value (amortized cost $39,803 and $22,855)	38,834	23,060
Mortgage loans on real estate (net of allowances of $8,834 and $9,448)	1,380,101	1,199,976
Equity investments, available-for-sale, at fair value (cost $16,330 and $19,749)	17,790	29,576
Policy loans	3,979,094	3,767,872
Short-term investments, available-for-sale (cost approximates fair value)	366,370	472,633
Limited partnership and limited liability corporation interests	293,956	326,971
Other investments	31,992	11,362

Total investments	18,081,673	19,382,683

Other assets:
Cash	28,352	54,814
Reinsurance receivable	546,491	505,107
Deferred acquisition costs and value of business acquired	714,031	443,302
Investment income due and accrued	145,775	142,801
Premiums in course of collection	8,309	5,443
Deferred income taxes	577,799	199,462
Collateral under securities lending agreements	43,205	93,472
Due from parent and affiliates	41,793	29,138
Goodwill	105,255	101,655
Other intangible assets	33,824	39,234
Other assets	603,091	522,685
Assets of discontinued operations	124,089	724,766
Separate account assets	15,121,943	18,089,984

Total assets	$36,175,630	$40,334,546

See notes to consolidated financial statements.	(Continued)

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
Consolidated Balance Sheets
December 31, 2008 and 2007
(In Thousands, Except Share Amounts)

	December 31,

	2008	2007

Liabilities and stockholder’s equity
Policy benefit liabilities:
Policy reserves	$18,105,648	$17,376,694
Policy and contract claims	290,288	262,503
Policyholders’ funds	320,320	302,957
Provision for policyholders’ dividends	70,700	78,276
Undistributed earnings on participating business	1,614	209,036

Total policy benefit liabilities	18,788,570	18,229,466

General liabilities:
Due to parent and affiliates	533,870	534,956
Repurchase agreements	202,079	138,537
Commercial paper	97,167	95,667
Payable under securities lending agreements	43,205	93,472
Other liabilities	655,576	648,857
Liabilities of discontinued operations	124,089	468,496
Separate account liabilities	15,121,943	18,089,984

Total liabilities	35,566,499	38,299,435

Commitments and contingencies (Note 22)

Stockholder’s equity:
Preferred stock, $1 par value, 50,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $1 par value, 50,000,000 shares authorized; 7,032,000 shares issued and outstanding	7,032	7,032
Additional paid-in capital	756,912	747,533
Accumulated other comprehensive loss	(762,673)	(1,518)
Retained earnings	607,860	1,282,064

Total stockholder’s equity	609,131	2,035,111

Total liabilities and stockholder’s equity	$36,175,630	$40,334,546

See notes to consolidated financial statements.	(Concluded)

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY Consolidated Statements of Income Years Ended December 31, 2008, 2007 and 2006 (In Thousands)

	Year Ended December 31,

	2008	2007	2006

Revenues:
Premium income, net of premiums ceded of $37,176, $1,432,360 and $51,949	$525,137	($857,267)	$582,452
Fee income	429,221	463,265	341,372
Net investment income	1,078,469	1,139,541	1,110,136
Net realized losses on investments	(21,696)	(2,028)	(9,465)

Total revenues	2,011,131	743,511	2,024,495

Benefits and expenses:
Life and other policy benefits, net of reinsurance recoveries of $42,380, $39,640 and $58,012	605,111	624,381	702,262
Increase (decrease) in policy reserves	(38,354)	(1,460,523)	40,377
Interest paid or credited to contractholders	515,428	497,438	470,416
Provision (benefit) for policyholders’ share of earnings on participating business (Note 4)	(206,415)	20,296	9,061
Dividends to policyholders	71,818	93,544	98,605

Total benefits	947,588	(224,864)	1,320,721
General insurance expenses	429,695	432,426	367,315
Amortization of deferred acquisition costs and value of business acquired	52,699	135,570	46,191
Interest expense	39,804	41,713	33,623

Total benefits and expenses, net	1,469,786	384,845	1,767,850

Income from continuing operations before income taxes	541,345	358,666	256,645
Income tax expense	95,838	118,791	72,603

Income from continuing operations	445,507	239,875	184,042
Income from discontinued operations, net of income taxes of $388,836, $85,707 and $79,291	652,788	178,853	153,160

Net income	$1,098,295	$418,728	$337,202

See notes to consolidated financial statements.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
Consolidated Statements of Stockholder’s Equity
Years Ended December 31, 2008, 2007 and 2006
(In Thousands)

			Accumulated Other Comprehensive Income (Loss)

	Common Stock	Additional Paid-in Capital	Unrealized Gains (Losses) on Securities	Employee Benefit Plan Adjustments	Retained Earnings	Total

Balances, January 1, 2006, as restated, see Note 1	$7,032	$728,701	$8,266	($25,084)	$1,386,710	$2,105,625
Net income					337,202	337,202
Other comprehensive income (loss):
Net change in unrealized gains			(23,974)			(23,974)
Employee benefit plan adjustment				989		989

Total comprehensive income						314,217
Impact of adopting SFAS No. 158, net of tax				(6,734)		(6,734)
Dividends					(249,395)	(249,395)
Capital contribution - stock-based compensation		4,525				4,525
Income tax benefit on stock-based compensation		4,631				4,631

Balances, December 31, 2006	7,032	737,857	(15,708)	(30,829)	1,474,517	2,172,869
Net income					418,728	418,728
Other comprehensive income (loss):
Net change in unrealized gains			9,903			9,903
Employee benefit plan adjustment				34,998		34,998

Total comprehensive income						463,629
Impact of adopting SFAS No. 155			118		(3)	115
Impact of adopting FIN No. 48					(6,195)	(6,195)
Dividends					(604,983)	(604,983)
Capital contribution - stock-based compensation		3,816				3,816
Income tax benefit on stock-based compensation		5,860				5,860

Balances, December 31, 2007	7,032	747,533	(5,687)	4,169	1,282,064	2,035,111
Net income					1,098,295	1,098,295
Other comprehensive income (loss):
Net change in unrealized gains (losses)			(685,907)			(685,907)
Employee benefit plan adjustment				(75,248)		(75,248)

Total comprehensive income						337,140
Impact of adopting SFAS No. 158 measurement date provisions, net of tax					(206)	(206)
Dividends					(1,772,293)	(1,772,293)
Capital contribution - stock-based compensation		5,123				5,123
Income tax benefit on stock-based compensation		4,256				4,256

Balances, December 31, 2008	$7,032	$756,912	($691,594)	($71,079)	$607,860	$609,131

See notes to consolidated financial statements.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
Consolidated Statements of Cash Flows
Years Ended December 31, 2008, 2007 and 2006
(In Thousands)

	Year Ended December 31,

	2008	2007	2006

Cash flows from operating activities:
Net income	$1,098,295	$418,728	$337,202
Adjustments to reconcile net income to net cash provided by operating activities:
Earnings allocated to participating policyholders	(206,415)	20,296	9,061
Amortization of premiums/(accretion) of discounts on investments, net	(55,161)	(58,067)	(55,218)
Net realized (gains) losses on investments	24,205	(2,155)	12,076
Net purchases of trading securities	(18,869)	(20,825)	—
Interest credited to contractholders	510,996	493,049	465,052
Depreciation and amortization	75,220	176,560	77,256
Deferral of acquisition costs	(65,108)	(73,062)	(60,187)
Deferred income taxes	5,525	(5,239)	32,807
Gain on sale of discontinued operations	(681,528)	—	—
Changes in assets and liabilities, net of effects of acquisitions:
Policy benefit liabilities	(325,306)	(407,250)	(267,587)
Reinsurance receivable	(158,532)	(106,382)	40,279
Accrued interest and other receivables	(8,388)	26,695	(16,501)
Other, net	138,089	46,513	(25,994)

Net cash provided by operating activities	333,023	508,861	548,246

Cash flows from investing activities:
Proceeds from sales, maturities and redemptions of investments:
Fixed maturities available-for-sale	4,056,869	4,052,791	7,486,226
Mortgage loans on real estate	112,760	159,959	325,291
Equity investments and other limited partnership interests	46,860	51,596	209,453
Purchases of investments:
Fixed maturities available-for-sale	(3,742,716)	(4,015,650)	(9,146,358)
Mortgage loans on real estate	(297,715)	(228,746)	(209,079)
Equity investments and other limited partnership interests	(13,421)	(35,372)	(56,350)
Acquisitions, net of cash acquired	—	(15,208)	1,301,372
Net change in short-term investments	81,143	1,132,840	3,459
Net change in repurchase agreements	63,542	(625,242)	7,874
Other, net	(98,662)	(36,643)	(33,629)
Proceeds from the disposition of Healthcare segment, net of cash disposed, direct expenses and income taxes	846,759	—	—

Net cash provided by (used in) investing activities	1,055,419	440,325	(111,741)

See notes to consolidated financial statements.	(Continued)

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
Consolidated Statements of Cash Flows
Years Ended December 31, 2008, 2007 and 2006
(In Thousands)

	Year Ended December 31,

	2008	2007	2006

Cash flows from financing activities:
Contract deposits	$1,921,238	$1,228,154	$1,065,805
Contract withdrawals	(1,465,420)	(1,491,994)	(1,603,285)
Change in due to parent and affiliates	(6,389)	(31,483)	323,018
Dividends paid	(1,772,293)	(604,983)	(249,395)
Net commercial paper borrowings (repayments)	1,500	647	(44)
Change in bank overdrafts	(108,418)	(23,523)	(1,566)
Income tax benefit of stock option exercises	4,256	5,860	4,631

Net cash used in financing activities	(1,425,526)	(917,322)	(460,836)

Net increase (decrease) in cash	(37,084)	31,864	(24,331)
Cash, continuing and discontinued operations, beginning of year	65,436	33,572	57,903

Cash, continuing and discontinued operations, end of year	28,352	65,436	33,572
Less cash, discontinued operations, end of year	—	(10,622)	(983)

Cash, end of year	$28,352	$54,814	$32,589

Supplemental disclosures of cash flow information:
Net cash paid during the year for:
Income taxes	$390,897	$121,847	$63,619
Interest	39,804	41,713	30,959

Non-cash investing and financing transactions during the years:
Assets transferred from The Canada Life Assurance Company (See Note 6)	$—	$—	$87,622
Share-based compensation expense	5,123	3,816	4,525
Return of invested reinsurance assets to The Canada Life Assurance Company (See Note 6)	—	1,608,909	—
Fair value of assets acquired in settlement of fixed maturity investments	6,388	—	—

See notes to consolidated financial statements.	(Concluded)

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
Notes to Consolidated Financial Statements
Years Ended December 31, 2008, 2007 and 2006
(Dollars in Thousands)

1. Organization, Basis of Presentation and Significant Accounting Policies

Organization - Great-West Life & Annuity Insurance Company (“GWLA”) and its subsidiaries (collectively, the “Company”) is a direct wholly-owned subsidiary of GWL&A Financial Inc. (“GWL&A Financial”), a holding company formed in 1998. GWL&A Financial is an indirect wholly-owned subsidiary of Great-West Lifeco Inc. (“Lifeco”). The Company offers a wide range of life insurance, retirement and investment products to individuals, businesses and other private and public organizations throughout the United States. The Company is an insurance company domiciled in the State of Colorado, and is subject to regulation by the Colorado Division of Insurance.

Basis of presentation - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates are required to account for allowances for credit losses on mortgage loans on real estate, derivative instruments, valuation of privately placed and non-actively traded public investments, goodwill and other intangible assets, deferred acquisition costs and value of business acquired, policy reserves, employee benefits plans and taxes on income. Actual results could differ from those estimates.

The consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation.

A $7,193 reclassification was made to the December 31, 2007 consolidated balance sheet to reflect the reclassification of certain real estate investments from mortgage loans on real estate to other investments. Reclassifications in the amounts of $493,049 and $465,052 were made to the consolidated statement of cash flows for the year ended December 31, 2007 and 2006, respectively, to separately reflect interest credited to contractholders. Formerly, they were included in policy benefit liabilities. The reclassifications had no effect on previously reported net income, total assets or total stockholder’s equity and were made in order to further enhance the readers’ understanding of the Company’s consolidated financial statements.

Restatement of January 1, 2006 retained earnings and December 31, 2007 deferred income taxes - The accompanying 2007 consolidated balance sheet and 2006 and 2007 consolidated statements of stockholder’s equity have been restated as a result of a previous misstatement of deferred income taxes. As a result of the completion of the Company’s analysis of its deferred tax accounts, an increase of $43,914 was recorded to retained earnings as of January 1, 2006, December 31, 2006, and December 31, 2007 from amounts previously reported of $1,342,796, $1,430,603, and $1,238,150, respectively, on the consolidated statements of stockholder’s equity and to deferred income taxes as of December 31, 2007 from $155,548 as previously reported on the consolidated balance sheet. See Note 18 for further discussion.

Significant Accounting Policies

Investments - Investments are reported as follows:

1.

The Company classifies the majority of its fixed maturity and all of its equity investments as available-for-sale and records them at fair value with the related net unrealized gain or loss, net of policyholder related amounts and deferred taxes, in accumulated other comprehensive income in the stockholder’s equity section of the consolidated balance sheets. Net unrealized gains and losses related to participating contract policies that cannot be distributed are recorded as undistributed earnings on participating business in the Company’s consolidated balance sheets.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
Notes to Consolidated Financial Statements
Years Ended December 31, 2008, 2007 and 2006
(Dollars in Thousands)

Premiums and discounts are recognized as a component of net investment income using the scientific interest method. Realized gains and losses and declines in value determined to be other-than-temporary are included in net realized gains (losses) on investments.

The Company purchases fixed maturity securities which are classified as held for trading. Assets in the held for trading category are carried at fair value with changes in fair value reported in net investment income.

The recognition of income on certain investments (e.g. loan-backed securities, including mortgage-backed and asset-backed securities) is dependent upon market conditions, which may result in prepayments and changes in amounts to be earned.

2.

Mortgage loans on real estate are commercial loans and are carried at their unpaid balances adjusted for any unamortized premiums or discounts and allowances for credit losses. Interest income is accrued on the unpaid principal balance. Discounts and premiums are amortized to net investment income using the scientific interest method. Accrual of interest is discontinued on any impaired loans where collection of interest is doubtful.

The Company maintains an allowance for credit losses at a level that, in management’s opinion, is sufficient to absorb credit losses on its impaired loans. Management’s judgment is based upon situational analysis of each individual loan and may consider past loss experience and current and projected economic conditions. The measurement of impaired loans is based upon the fair value of the underlying collateral.

3.

Equity investments classified as available-for-sale are carried at fair value with net unrealized gains and losses, net of deferred taxes, reported as accumulated other comprehensive income (loss) in the stockholder’s equity section of the Company’s consolidated balance sheets. The Company uses the equity method of accounting for investments in which it has more than a minority interest and has influence in the entity’s operating and financial policies, but does not have a controlling interest. Realized gains and losses and declines in value, determined to be other-than-temporary, are included in net realized gains (losses) on investments.

4.

Limited partnership interests are accounted for using the cost method of accounting. The Company uses this method since it has a minority equity interest and virtually no influence over the entity’s operations. Also included in limited partnership interests are limited partnerships established for the purpose of investing in low-income housing that qualify for federal and state tax credits. These securities are carried at amortized cost as determined using the effective yield method.

5.	Policy loans are carried at their unpaid balances.

6.

Short-term investments include securities purchased with initial maturities of one year or less and are carried at amortized cost, which approximates fair value. The Company classifies its short-term investments as available-for-sale.

7.	Gains and losses realized on disposal of investments are determined on a specific identification basis.

8.

The Company may employ a trading strategy that involves the sale of securities with a simultaneous agreement to repurchase similar securities at a future date at an agreed-upon price. Proceeds of the sale are reinvested in other securities and may enhance the current yield and total return. The difference between the sales price and the future repurchase price is recorded as an adjustment to net investment income. During the period between the sale and repurchase, the Company will not be entitled to receive interest and principal payments on the securities sold. Losses may arise from changes in the value of the securities or if the counterparty enters bankruptcy proceedings or

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
Notes to Consolidated Financial Statements
Years Ended December 31, 2008, 2007 and 2006
(Dollars in Thousands)

becomes insolvent. In such cases, the Company’s right to repurchase the security may be restricted. Amounts owed to brokers under these arrangements are included in repurchase agreements in the accompanying consolidated balance sheets. The liability is collateralized by securities with approximately the same fair value.

9.

The Company receives collateral for lending securities that are held as part of its investment portfolio. The Company requires collateral in an amount greater than or equal to 102% of the market value of domestic securities loaned and 105% of foreign securities loaned. Such collateral is used to replace the securities loaned in event of default by the borrower. The Company’s securities lending transactions are accounted for as collateralized borrowings. Collateral is defined as government securities, letters of credit and/or cash collateral. The borrower can return and the Company can request the loaned securities at any time. The Company maintains ownership of the securities at all times and is entitled to receive from the borrower any payments for interest or dividends received on such securities during the loan term.

10.

One of the significant estimates inherent in the valuation of investments is the evaluation of investments for other-than-temporary impairments. The evaluation of impairments is a quantitative and qualitative process, which is subject to risks and uncertainties and is intended to determine whether declines in the fair value of investments should be recognized in current period earnings. The risks and uncertainties include changes in general economic conditions, the issuer’s financial condition or near term recovery prospects, the effects of changes in interest rates or credit spreads and the recovery period. The Company’s accounting policy requires that a decline in the value of a security below its cost or amortized cost basis be assessed to determine if the decline is other-than-temporary. If the security is deemed to be other-than-temporarily impaired, a charge is recorded in net realized losses on investments equal to the difference between the fair value and cost or amortized cost basis of the security.

Derivative financial instruments - All derivatives, whether designated in hedging relationships or not, are recorded on the consolidated balance sheets in other assets and other liabilities at fair value. Accounting for the ongoing changes in the fair value of a derivative depends upon the intended use of the derivative and its designation as determined when the derivative contract is entered into. If the derivative is designated as a fair value hedge, the changes in its fair value and of the fair value of the hedged item attributable to the hedged risk are recognized in earnings in net investment income. If the derivative is designated as a cash flow hedge, the effective portions of the changes in the fair value of the derivative are recorded in accumulated other comprehensive income in the Company’s consolidated balance sheets and are recognized in the consolidated income statements when the hedged item affects earnings. Changes in the fair value of derivatives not qualifying for hedge accounting and the over effective portion of cash flow hedges are recognized in net investment income in the period of the change.

Cash - Cash includes only amounts in demand deposit accounts.

Bank overdrafts - The Company’s cash management system provides for the reimbursement of all major bank disbursement accounts on a daily basis. Checks issued but not yet presented to banks for payment can result in overdraft balances for accounting purposes and are included in other liabilities in the accompanying consolidated balance sheets. At December 31, 2008 and 2007, these liabilities were $8,817 and $48,449, respectively.

Internal use software - Capitalized internal use software development costs, net of accumulated amortization, in the amounts of $14,944 and $38,537, are included in other assets at December 31, 2008 and 2007, respectively. The Company capitalized $2,324, $3,504 and $9,329 of internal use software development costs during the years ended December 31, 2008, 2007 and 2006, respectively.

Deferred acquisition costs (“DAC”) and value of business acquired (“VOBA”) - DAC, which primarily consists of sales commissions and costs associated with the Company’s sales representatives related to

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
Notes to Consolidated Financial Statements
Years Ended December 31, 2008, 2007 and 2006
(Dollars in Thousands)

the production of new business or through the acquisition of insurance or annuity contracts through indemnity reinsurance transactions, have been deferred to the extent recoverable. VOBA represents the estimated fair value of insurance or annuity contracts acquired either directly through the acquisition of another insurance company or through the acquisition of insurance or annuity contracts through assumption reinsurance transactions. The recoverability of such costs is dependent upon the future profitability of the related business. DAC and VOBA associated with the annuity products and flexible premium universal life insurance products are being amortized over the life of the contracts in proportion to the emergence of gross profits. Retrospective adjustments of these amounts are made when the Company revises its estimates of current or future gross profits. DAC and VOBA associated with traditional life insurance are amortized over the premium-paying period of the related policies in proportion to premium revenues recognized. See Note 10 for additional information regarding deferred acquisition costs and the value of business acquired.

Goodwill and other intangible assets - Goodwill is the excess of cost over the fair value of assets acquired and liabilities assumed in connection with an acquisition and is considered an indefinite lived asset and therefore is not amortized. The Company tests goodwill for impairment annually or more frequently if events or circumstances indicate that there may be justification for conducting an interim test. If the carrying value of goodwill exceeds its fair value, the excess is recognized as an impairment and recorded as a charge against net income in the period in which the impairment is identified. There were no impairments of goodwill recognized during the years ended December 31, 2008, 2007 or 2006.

Other intangible assets represent the estimated fair value of the portion of the purchase price that was allocated to the value of customer relationships and preferred provider relationships in various acquisitions. These intangible assets have been assigned values using various methodologies, including present value of projected future cash flows, analysis of similar transactions that have occurred or could be expected to occur in the market, and replacement or reproduction cost. The initial valuations of these intangible assets were supported by an independent valuation study that was commissioned by the Company and executed by qualified valuation experts. Other identified intangible assets with finite lives are amortized over their estimated useful lives, which initially ranged from 4 to 14 years (weighted average 13 years), primarily based upon the cash flows generated by these assets.

Separate accounts - Separate account assets and related liabilities are carried at fair value in the accompanying consolidated balance sheets. The Company’s separate accounts invest in shares of Maxim Series Fund, Inc., an open-end management investment company, and Putnam Funds, which are affiliates of the Company, and shares of other non-affiliated mutual funds and government and corporate bonds. Investment income and realized capital gains and losses of the separate accounts accrue directly to the contractholders and, therefore, are not included in the Company’s consolidated statements of income. Revenues to the Company from the separate accounts consist of contract maintenance fees, administrative fees and mortality and expense risk charges. The Company’s separate accounts include mutual funds or other investment options that purchase guaranteed interest annuity contracts issued by the Company. During the years ended December 31, 2008 and 2007, these purchases totaled $64,723 and $74,855, respectively. As the general account investment contracts are also included in the separate account balances in the accompanying consolidated balance sheets, the Company has reduced the separate account assets and liabilities by $265,299 and $383,319 at December 31, 2008 and 2007, respectively, to eliminate these amounts in its consolidated balance sheets at those dates.

Life insurance and annuity reserves - Life insurance and annuity reserves with life contingencies in the amounts of $11,322,866 and $11,330,656 at December 31, 2008 and 2007, respectively, are computed on the basis of estimated mortality, investment yield, withdrawals, future maintenance and settlement expenses and retrospective experience rating premium refunds. Annuity contract reserves without life contingencies in the amounts of $6,736,101 and $5,998,749 at December 31, 2008 and 2007, respectively, are established at the contractholder’s account value.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
Notes to Consolidated Financial Statements
Years Ended December 31, 2008, 2007 and 2006
(Dollars in Thousands)

Reinsurance - Policy reserves and policy and contract claims ceded to other insurance companies are carried as a reinsurance receivable in the accompanying consolidated balance sheets. The cost of reinsurance related to long duration contracts is accounted for over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies.

Policy and contract claims - Policy and contract claims include provisions for claims incurred but not reported and claims in the process of settlement. The provision for claims incurred but not reported is valued based primarily on the Company’s prior experience. The claims in the process of settlement are valued in accordance with the terms of the related policies and contracts.

Participating business - The Company has participating policies in which the policyholder shares in the Company’s earnings through policyholder dividends that reflect the difference between the assumptions used in the premium charged and the actual experience on those policies. The amount of dividends to be paid is determined annually by the Board of Directors.

Participating life and annuity policy reserves are $6,155,890 and $6,019,015 at December 31, 2008 and 2007, respectively. Participating business approximates 8.6% and 8.3% of the Company’s individual life insurance in-force at December 31, 2008 and 2007, respectively, and 24.4%, 32.4% and 58.0% of individual life insurance premium income for the years ended December 31, 2008, 2007 and 2006, respectively. The policyholder’s share of net income on participating policies that cannot be distributed is excluded from stockholder’s equity by a charge to operations and a credit to a liability.

The Company had established a Participating Policyholder Experience Account (“PPEA”) for the benefit of all participating policyholders, which was included in the accompanying consolidated balance sheets at December 31, 2007. The Company had also established a Participation Fund Account (“PFA”) for the benefit of the participating policyholders previously assumed from The Great-West Life Assurance Company (“GWL”) under an assumption reinsurance transaction. The PFA was part of the PPEA. As discussed in Note 4, on January 1, 2008, the Company was no longer required to maintain the PPEA.

Recognition of premium and fee income and benefits and expenses - Life insurance premiums are recognized when due. Annuity contract premiums with life contingencies are recognized as received. Revenues for annuity and other contracts without significant life contingencies consist of contract charges for the cost of insurance and contract administration and surrender fees that have been assessed against the contract account balance during the period and are recognized when earned. Fees from assets under management, which consist of contract maintenance fees, administration fees and mortality and expense risk charges, are recognized when due. Benefits and expenses on policies with life contingencies are associated with earned premiums so as to result in recognition of profits over the life of the contracts. Premiums and policyholder benefit and expenses are presented net of reinsurance.

Net investment income - Interest and dividend income from fixed maturities and mortgage loans on real estate is recognized when earned. Net investment income on equity securities available-for-sale is primarily comprised of dividend income and is recognized when declared.

Net realized gains and losses on investments - Net realized gains and losses from investment sales are reported as a component of revenues and are determined on a specific identification basis. Net realized gains and losses also result from fair value changes in derivatives contracts that do not qualify, or are not designated, as a hedge for accounting purposes and the change in value of derivatives in certain fair-value hedge relationships. Impairments are recognized as net realized losses when investment losses in value are deemed other-than-temporary.

Income taxes - Income taxes are recorded using the asset and liability method in which deferred tax assets and liabilities are recorded for expected future tax consequences of events that have been recognized in either the Company’s consolidated financial statements or consolidated tax returns. In estimating future tax consequences, all expected future events, other than the enactments or changes in

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
Notes to Consolidated Financial Statements
Years Ended December 31, 2008, 2007 and 2006
(Dollars in Thousands)

the tax laws or rules, are considered. Although realization is not assured, management believes it is more likely than not that the deferred tax asset will be realized.

The Company adopted Financial Accounting Standards Board (the “FASB”) Financial Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109” (“FIN 48”) effective January 1, 2007. Among other things, under FIN 48, the Company determines whether it is more-likely-than-not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the consolidated financial statements.

Share-based compensation - Lifeco maintains the Great-West Lifeco Inc. Stock Option Plan (the “Lifeco plan”) that provides for the granting of options on its common shares to certain of its officers and employees and those of its subsidiaries, including the Company. On January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123R “Share-Based Payment” (“SFAS No. 123R”) which requires it to use the fair value method to recognize the cost of share-based employee compensation. Previously, the Company elected only to disclose the proforma impact of recording the fair value of stock options under the provisions of Statement of Financial Accounting Standards No. 123 “Accounting for Stock-Based Compensation” in the notes to its consolidated financial statements (See Note 20).

Regulatory requirements - In accordance with the requirements of the Colorado Division of Insurance, GWLA must demonstrate that it maintains adequate capital. At December 31, 2008 and 2007, GWLA was in compliance with the requirement (See Note 13).

In accordance with the requirements of the regulatory authorities in the states in which the Company conducts its business, it is required to maintain deposits with those authorities for the purpose of security for policy and contractholders. The Company fulfills this requirement generally with the deposit of United States government obligations.

2. Discontinued Operations

On April 1, 2008, the Company and certain of its subsidiaries completed the sale of substantially all of their healthcare insurance business to a subsidiary of CIGNA Corporation (“CIGNA”) for $1.5 billion (the “Purchase Price”) in cash. The Company recognized a gain in the amount of $681,528, net of income taxes, upon completion of the transaction. Income from discontinued operations for the second quarter of 2008 includes charges in the amount of $63,739, net of income taxes, related to costs associated with the sale. The business that was sold, formerly reported as the Company’s Healthcare segment, was the vehicle through which it marketed and administered group life and health insurance to small, mid-sized and national employers. CIGNA acquired from the Company the stop loss, group life, group disability, group medical, group dental, group vision, group prescription drug coverage and group accidental death and dismemberment insurance business in the United States and the Company’s supporting information technology infrastructure through a combination of 100% indemnity reinsurance agreements, renewal rights, related administrative service agreements and the acquisition of certain of the Company’s subsidiaries. The Company retained a small portion of its Healthcare business and reports it within its Individual Markets segment. As discussed in Note 19, the Company’s business is now comprised of its Individual Markets, Retirement Services and Other segments. As required by Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the statements of income and balance sheets of the disposed business activities are presented as discontinued operations for all periods presented in the consolidated financial statements.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
Notes to Consolidated Financial Statements
Years Ended December 31, 2008, 2007 and 2006
(Dollars in Thousands)

In addition, the Company and CIGNA entered into a Transition Services Agreement (the “Transition Agreement”) whereby the Company will provide certain information technology and administrative and legal services on behalf of CIGNA for a period of up to twenty-four months. CIGNA will pay the Company predetermined monthly fees for these services and will reimburse it for other expenditures it makes under the terms of the Transition Agreement.

The following table summarizes the major classifications of assets and liabilities of discontinued operations at December 31, 2008 and 2007:

	December 31,

Assets	2008	2007

Fixed maturities, available-for-sale	$—	$181,051
Short-term investments, available-for-sale	—	70,044
Receivables related to uninsured accident and health plan claims, net	—	134,397
Reinsurance receivable	124,089	46,772
Goodwill and other intangible assets	—	58,238
Premiums in course of collection	—	91,162
Deferred income taxes	—	(9,673)
Other	—	152,775

Total assets	$124,089	$724,766

Liabilities

Policy reserves	$39,776	$103,219
Policy and contract claims	84,313	84,662
Policyholders’ funds	—	106,563
Other	—	174,052

Total liabilities	$124,089	$468,496

The following table summarizes selected financial information included in income from discontinued operations in the consolidated statements of income for the years ended December 31, 2008, 2007, and 2006:

	Year Ended December 31,
	2008	2007	2006
Revenues from discontinued operations	$317,658	$1,343,961	$1,609,654
Benefits and expenses from discontinued operations	346,398	1,165,108	1,456,494
Income (loss) from discontinued operations, net of income tax expense (benefit) of $(19,258), $85,707 and $79,291	(28,740)	178,853	153,160
Gain on sale of discontinued operations, net of income taxes of $408,094, $-, and $-	681,528	—	—
Income from discontinued operations	$652,788	$178,853	$153,160

The Company adopted a restructuring plan in connection with the sale of its Healthcare segment. The restructuring plan consisted of a structural reorganization which will enable the Company to operate effectively in its present business environment. The liability is included in other liabilities in the consolidated balance sheet. The amounts incurred during the period and adjustments to original estimates during the period have been charged (credited) to income from discontinued operations in the consolidated statement of income.

The following is a reconciliation of the liability that the Company recorded related to the restructuring plan:

Severance, retention and other employee related costs

Balance, April 1, 2008	$—
Amount incurred during the period	49,202
Adjustments to original estimates during the period, net	(6,268)
Cash payments and other settlements during the period	(30,222)

Balance, December 31, 2008	$12,712

The Company incurred net expenses in the amount of $42,934 during the year ended December 31, 2008 related to the restructuring plan and does not anticipate incurring significant additional costs in the future. It is estimated that the restructuring plan will be substantially complete during 2009.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
Notes to Consolidated Financial Statements
Years Ended December 31, 2008, 2007 and 2006
(Dollars in Thousands)

3. Acquisitions

Metropolitan Life Insurance Company’s 401(k) and defined benefit business

On October 2, 2006, the Company purchased several parts of the full service small and midsized 401(k) as well as certain defined benefit plan business from Metropolitan Life Insurance Company and its affiliates (“MetLife”). The assets acquired and liabilities assumed and the results of operations have been included in the Company’s consolidated financial statements since that date. The acquisition included the associated dedicated distribution group, including wholesalers, relationship managers and sales associates. As a result of the acquisition, the Company added approximately 280,000 participants in the 401(k) full service segment and increased its distribution capacity.

The purchase included a 100% coinsurance agreement reinsuring the acquired general account business and a 100% modified-coinsurance agreement reinsuring the acquired separate account business. The Company will replace the acquired MetLife policies with its policies over a three year period. As these policies are replaced, they will no longer be subject to the reinsurance agreements. Under the coinsurance agreement, the Company acquired all of the insurance liabilities associated with these contracts and received from MetLife cash to support these liabilities, net of the purchase price. Under the modified-coinsurance agreement, MetLife retained the approximate $2.3 billion of separate account assets and liabilities but cedes to the Company all of the net profits and losses and related net cash flows. In addition, the Company acquired the rights to provide administrative services and recordkeeping functions for approximately $3.2 billion of participant account values.

The purchase price has been allocated to the assets acquired and liabilities assumed using management’s best estimate of their fair values as of the acquisition date and the use of a third-party business valuation expert to estimate the value of business acquired (“VOBA”) and goodwill. The following table presents an allocation of the purchase price to assets acquired and liabilities assumed as adjusted for revisions to the original purchase price allocation at October 2, 2006:

Assets

Cash acquired, net of cash consideration	$1,384,117
Value of business acquired	46,033
Goodwill	56,981
Other intangible assets	6,337
Other assets	650

Total assets	$1,494,118

Liabilities and Stockholder’s Equity

Policy reserves	$1,486,147
Other liabilities	7,971

Total liabilities	$1,494,118

VOBA reflects the estimated fair value of in-force contracts acquired and represents the portion of the purchase price that is allocated to the value of the right to receive future cash flows from the contracts in force at the acquisition date. VOBA is based on actuarially determined projections, by each block of business, of future policy and contract charges, premiums, mortality and morbidity, separate account performance, surrenders, operating expenses, investment returns and other factors. Actual experience of the purchased business may vary from these projections. If estimated gross profits or premiums differ from expectations, the amortization of VOBA for these annuity products is adjusted to reflect actual experience. The VOBA has an expected amortization period of 14 years.

The value of the identifiable intangible assets reflects the estimated fair value of customer relationships for the recordkeeping business acquired and amounted to $6,337 as a result of this acquisition. This intangible will be amortized in relation to the expected economic benefits of the agreement. If actual experience with customer relationships differs from expectations, the amortization will be adjusted to reflect actual experience. The customer relationship intangible asset has an expected weighted average amortization period of 14 years.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
Notes to Consolidated Financial Statements
Years Ended December 31, 2008, 2007 and 2006
(Dollars in Thousands)

Goodwill is the excess of the cost of an acquired entity over the net amounts assigned to assets acquired and liabilities assumed. Goodwill resulting from the acquisition amounted to $56,981, all of which has been allocated to the Retirement Services segment. For income tax purposes, all of this goodwill will be deductible over 15 years.

U.S. Bank’s defined contribution business

On December 31, 2006, the Company purchased the full service defined contribution business from U.S. Bank. The results of operations of this business have been included in the Company’s consolidated financial statements since that date. The acquired business primarily relates to the administration of approximately 1,900 401(k) plans which represent approximately 195,000 members and more than $9.0 billion in retirement plan assets. The acquisition includes the retention of relationship managers and sales and client service specialists. An adjustment to the purchase price of $685 was received from U.S. Bank in 2008. In addition, the Company accrued $3,600 due to U.S. Bank at December 31, 2008 as an additional adjustment to the purchase price. The adjustments were contingent upon the attainment of certain revenue and contract retention targets. The adjustment received from and paid to U.S. Bank was recorded as an adjustment to the purchase price allocation. The $685 was adjusted through intangible assets while the $3,600 was an adjustment to goodwill.

The purchase price has been allocated to the assets acquired and liabilities assumed using management’s best estimate of their fair values as of the acquisition date and the use of a third-party business valuation expert to estimate the value of goodwill and other intangible assets acquired. The following table presents an allocation of the purchase price to assets acquired and liabilities assumed as adjusted for revisions to the original purchase price allocation:

Assets

Cash consideration	($71,315)
Goodwill	42,590
Other intangible assets	34,325

Total assets	$5,600

Liabilities and Stockholder’s Equity

Other liabilities	$5,600

Total liabilities	$5,600

Goodwill is the excess of the cost of an acquired entity over the net amounts assigned to assets acquired and liabilities assumed. Goodwill resulting from the acquisition amounted to $42,590, all of which has been allocated to the Retirement Services segment. For income tax purposes, all of this goodwill will be deductible over 15 years.

The value of the identifiable intangible assets reflects the estimated fair value of customer relationships acquired of $26,355 and the estimated fair value of the preferred provider relatioinship of $7,970. These intangibles will be amortized in relation to the expected economic benefits of the agreement. If actual experience differs from expectations, the amortization will be adjusted to reflect actual experience. The intangibles have an expected weighted average amortization period of 14 years.

4. Undistributed Earnings on Participating Business

During the first quarter of 2008, the liability for undistributed earnings on participating business decreased by $207,785 in connection with a long-standing assumption reinsurance agreement under which the Company had reinsured a block of participating policies. In addition, the agreement also required the Company to perform an analysis as of March 31, 2008, to determine whether the policyholders were eligible for a special dividend. Based on the Company’s analysis, it was determined that a special dividend was not required and, accordingly, the liability was released. An income tax provision was recorded on the

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
Notes to Consolidated Financial Statements
Years Ended December 31, 2008, 2007 and 2006
(Dollars in Thousands)

undistributed earnings when those earnings occurred. Accordingly, there was no income tax provision recorded at the time of the liability release. On January 1, 2008, the Company began recognizing the net earnings on these policies in its net income. A liability for undistributed earnings on participating business remains for those participating policies that are not subject to this reinsurance agreement.

5. Application of Recent Accounting Pronouncements

Recently adopted accounting pronouncements

In September 2005, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position No. 05-1, “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts” (“SOP 05-1”). SOP 05-1 provides guidance on accounting by insurance enterprises for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in FASB Statement of Financial Accounting Standards No. 97, “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses From the Sale of Investments.” SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights or coverages that occurs by the exchange of a contract for a new contract, or by amendment, endorsement or rider to a contract, or by the election of a feature or coverage within a contract. SOP 05-1 is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. The Company adopted SOP 05-1 on January 1, 2007. The adoption of SOP 05-1 did not have a material impact on the Company’s consolidated financial position or the results of its operations.

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, “Accounting for Certain Hybrid Financial Instruments” (“SFAS No. 155”). SFAS No. 155 permits any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation under Statement of Financial Accounting Standards No. 133 “Accounting for Derivative Instruments and Hedging Activities” to be carried at fair value in its entirety, with changes in fair value recognized in earnings. In addition, SFAS No. 155 requires that beneficial interests in securitized financial assets be analyzed to determine whether they are freestanding derivatives or contain an embedded derivative. SFAS No. 155 is applicable to new or modified financial instruments in fiscal years beginning after September 15, 2006, however it may be applied to instruments that an entity holds at the date of adoption on an instrument-by-instrument basis. The Company adopted SFAS No. 155 on January 1, 2007. The adoption of SFAS No. 155 increased stockholder’s equity by $115.

In June 2006, the FASB issued Financial Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted FIN 48 on January 1, 2007. The adoption of FIN 48 decreased stockholder’s equity by $6,195.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 provides enhanced guidance for using fair value to measure assets and liabilities. SFAS No. 157 also provides expanded information about the extent to which a company measures assets and liabilities at fair value, the information used to measure fair value and the effect of fair value measurements on earnings. SFAS No. 157 is applicable whenever other authoritative pronouncements require or permit assets or liabilities to be measured at fair value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company adopted the provisions of SFAS No. 157 on January 1, 2008. The adoption of SFAS No. 157 did not have a material impact on the Company’s consolidated financial position or results of its operations.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
Notes to Consolidated Financial Statements
Years Ended December 31, 2008, 2007 and 2006
(Dollars in Thousands)

In October 2008, the FASB issued Staff Position No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP No. 157-3”). FSP No 157-3 applies to financial assets within the scope of accounting pronouncements that require or permit fair value measurements in accordance with FASB No. 157. FSP No. 157-3 clarifies the application of FASB No. 157 in a market that is not active and provides an example to illustrate key conditions in determining the fair value of a financial asset when the market for that financial asset is not active. FSP No. 157-3 became effective upon issuance including prior periods for which financial statements have not been issued. The Company adopted the provisions of FSP No. 157-3 effective September 30, 2008. The adoption of FSP No. 157-3 did not have a material impact on the Company’s consolidated financial position or results of its operations.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS No. 158”). For fiscal years ending after December 15, 2006, SFAS No. 158 requires a company to recognize in its balance sheet an asset for a defined benefit postretirement plan’s overfunded status or a liability for a plan’s underfunded status and recognize changes in the funded status of a defined benefit postretirement plan in the other comprehensive income section of stockholder’s equity in the year in which the changes occur, and provide additional disclosures. The Company adopted the recognition and disclosure provisions of SFAS No. 158 as of December 31, 2006, decreasing accumulated other comprehensive income (loss) by $6,734. For fiscal years ended after December 15, 2008, SFAS No. 158 requires a company to measure a defined benefit postretirement plan’s assets and obligations that determine its funded status as of the end of its fiscal year. The Company adopted the measurement provisions of SFAS No. 158 for its fiscal year ended December 31, 2008, decreasing stockholder’s equity by $206.  The adoption of SFAS No. 158 did not affect the results of operations for the years ended December 31, 2008, 2007, or 2006.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115” (“SFAS No.159”). SFAS No. 159 permits an entity to measure financial instruments and certain other items at estimated fair value. Most of the provisions of SFAS No. 159 are elective; however, the amendment to FASB No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, applies to all entities that own trading and available-for-sale securities. The fair value option established by SFAS No. 159 permits an entity to measure eligible items at fair value as of specified election dates. The fair value option (a) may generally be applied instrument by instrument, (b) is irrevocable unless a new election date occurs and (c) must be applied to the entire instrument and not to only a portion of the instrument. SFAS No. 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. The Company adopted the provisions of SFAS No. 159 on January 1, 2008. The adoption of SFAS No. 159 did not have an impact on the Company’s consolidated financial position or results of its operations.

In January 2009, the FASB issued EITF 99-20-1, “Amendments to the Impairment Guidance of EITF Issue No. 99-20” (“EITF 99-20-1”).  EITF 99-20-1 is an interpretative amendment to the impairment guidance of Emerging Issues Task Force Issue No. 99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests that Continue to be Held by a Transferor in Securitized Financial Assets” and aligns its impairment guidance to that of Statement of Financial Accounting Standards No. 115 “Accounting for Certain Investments in Debt and Equity Securities. EITF 99-20-1 is effective for reporting periods ending after December 15, 2008. The Company adopted EITF 99-20-1 for its year ended December 31, 2008. The adoption of  EITF 99-20-1 did not have an impact on the Company’s consolidated financial position or results of its operations.

Future adoption of new accounting pronouncements

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), “Business Combinations” (“SFAS No. 141(R)”) and Statement of Financial Accounting Standards No. 160,

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
Notes to Consolidated Financial Statements
Years Ended December 31, 2008, 2007 and 2006
(Dollars in Thousands)

“Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” (“SFAS No. 160”). These statements change the accounting for and reporting of business combination transactions and noncontrolling (minority) interests in consolidated financial statements. Some of the significant changes include the recognition of one hundred percent of the fair value of assets acquired, liabilities assumed and non-controlling interest of acquired businesses; recognition of contingent consideration arrangements at their acquisition date fair values, with subsequent changes in fair value reflected in net income; recognition of acquisition related transaction costs as expense when incurred; and recognition of acquisition related restructuring cost accruals in acquisition accounting only if certain criteria are met as of the acquisition date. SFAS No. 141(R) and SFAS No. 160 are required to be adopted simultaneously and are effective for fiscal years beginning after December 15, 2008. The Company adopted the provisions of these statements for its fiscal year beginning January 1, 2009. The adoption of SFAS No. 141(R) and SFAS No. 160 did not have an impact on the Company’s consolidated financial position or results of its operations.

In February 2008, the FASB issued Staff Position No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP No. 157-2”), which defers the effective date of SFAS 157 for all nonrecurring fair value measurements of non-financial assets and non-financial liabilities until fiscal years beginning after November 15, 2008. Non-financial assets include assets associated with business acquisitions and impairment testing of tangible and intangible assets. The Company adopted the provisions of FSP No. 157-2 on January 1, 2009. The adoption of FSP No. 157-2 did not have a material impact on the Company’s consolidated financial position or results of its operations.

In March 2008, the FASB issued Statement of Financial Standards No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133” (“SFAS No. 161”). SFAS No. 161 applies to all derivative instruments and related hedged items accounted for under Statement of Financial Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”). SFAS No. 161 requires entities to provide enhanced disclosures regarding (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations and (c) how derivative instruments and related hedged items affect an entity’s financial position, results of operations and cash flows. SFAS No. 161 is effective for fiscal years beginning after November 15, 2008. The Company adopted the provisions of SFAS No. 161 for its fiscal year beginning January 1, 2009. The adoption of SFAS No. 161 did not have an impact on the Company’s consolidated financial position or the results of its operations.

In April 2008, the FASB issued Staff Position No. FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FAS No. 142-3”). FAS No. 142-3 amends the factors that must be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.” In determining the useful life of an intangible asset for amortization purposes, an entity shall consider, among other things, the periods of expected cash flows, adjusted for certain entity-specific factors. FAS No. 142-3 is effective for fiscal years beginning after December 15, 2008. The Company adopted the provisions of FAS No. 142-3 for its fiscal year beginning January 1, 2009. The Company is evaluating the adoption of FAS No. 142-3.

In December 2008, the FASB issued Staff Position No. FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets” (“FSP No. FAS 132(R)-1”). FSP No. FAS 132(R)-1 requires additional disclosures about assets held in an employer’s defined benefit pension plan including disclosures regarding investment policies and strategies, categories of plan assets, fair value measurements of plan assets and significant concentrations of risk. The disclosure requirements of FSP No. FAS 132(R)-1 are effective for fiscal years ending after December 15, 2009. The Company adopted the provisions of FSP No. FAS 132(R)-1 for its fiscal year beginning January 1, 2009. The Company is evaluating the impact of adoption of FSP No. FAS 132(R)-1.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
Notes to Consolidated Financial Statements
Years Ended December 31, 2008, 2007 and 2006
(Dollars in Thousands)

6. Related Party Transactions

Included in the consolidated balance sheets at December 31, 2008 and 2007 are the following related party amounts:

	December 31,

	2008	2007

Reinsurance receivable	$425,369	$381,931
Policy reserves	2,393,013	2,493,511

Included in the consolidated statements of income for the years ended December 31, 2008, 2007 and 2006 are the following related party amounts:

	Year Ended December 31,

	2008	2007	2006

Premium income, net of premiums ceded of $3,662, $1,391,518 and $4,827	$155,752	($ 1,146,908)	$275,169
Life and other policy benefits, net of reinsurance recoveries of $7,356, $737 and $3,325	120,999	103,765	100,575
Increase (decrease) in policy reserves	(42,180)	(1,539,777)	29,245

The Company provides administrative and operational services for the United States operations of The Great-West Life Assurance Company (“GWL”) and the United States operations of The Canada Life Assurance Company (“CLAC”), wholly-owned subsidiaries of Lifeco. The Company also provides investment services for London Reinsurance Group, an indirect subsidiary of GWL. The following table presents revenue and expense reimbursement from related parties for services provided pursuant to these service agreements for the years ended December 31, 2008, 2007 and 2006. These amounts, in accordance with the terms of the various contracts, are based upon estimated costs incurred, including a profit charge, and resources expended based upon the number of policies, certificates in-force and/or administered assets.

	Year Ended December 31,

	2008	2007	2006

Investment management revenue included in net investment income	$7,856	$7,959	$6,772
Administrative and underwriting expense reimbursements included as a reduction to general insurance expenses	1,092	1,255	1,399

Total	$8,948	$9,214	$8,171

The following table summarizes amounts due from parent and affiliates at December 31, 2008 and 2007:

			December 31,

Related party	Indebtedness	Due Date	2008	2007

GWL&A Financial Inc.	On account	On demand	$37,097	$25,932
Great-West Life & Annuity Insurance Capital (Nova Scotia) Co.	On account	On demand	716	521
Great-West Life & Annuity Insurance Capital (Nova Scotia) Co. II	On account	On demand	2,079	1,370
Putnam Investments LLC	On account	On demand	207	1,315
The Great-West Life Assurance Company	On account	On demand	1,694	—

Total			$41,793	$29,138

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
Notes to Consolidated Financial Statements
Years Ended December 31, 2008, 2007 and 2006
(Dollars in Thousands)

The following table summarizes amounts due to parent and affiliates at December 31, 2008 and 2007:

			December 31,

Related party	Indebtedness	Due Date	2008	2007

GWL&A Financial Inc. [1]	Surplus note	November 2034	$194,206	$194,194
GWL&A Financial Inc. [2]	Surplus note	May 2046	333,400	333,400
GWL&A Financial Inc.	Note interest	May 2009	4,701	5,095
Great-West Lifeco Finance LP	On account	On demand	—	582
The Great-West Life Assurance Company	On account	On demand	—	1,046
The Canada Life Assurance Company	On account	On demand	1,563	639

Total			$533,870	$534,956

1          A note payable to GWL&A Financial was issued as a surplus note on November 15, 2004, with a face amount of $195,000 and carrying amounts of $194,206 and $194,194 at December 31, 2008 and 2007, respectively. The surplus note bears interest at the rate of 6.675% per annum, payable in arrears on each May 14 and November 14. The note matures on November 14, 2034.

2          A note payable to GWL&A Financial was issued as a surplus note on May 19, 2006, with a face amount and carrying amount of $333,400. The surplus note bears interest initially at the rate of 7.203% per annum, payable in arrears on each May 16 and November 16 until May 16, 2016. After May 16, 2016, the surplus note bears an interest rate of 2.588% plus the then current three-month London Interbank Offering Rate. The surplus note is redeemable by the Company at the principal amount plus any accrued and unpaid interest after May 16, 2016. The note matures on May 16, 2046.

Payments of principal and interest under the surplus notes shall be made only out of surplus funds of the Company and only with prior written approval of the Commissioner of Insurance of the State of Colorado when the Commissioner of Insurance is satisfied that the financial condition of the Company warrants such action pursuant to applicable Colorado law. Payments of principal and interest on the surplus notes are payable only if at the time of such payment and after giving effect to the making thereof, the Company’s surplus would not fall below two and one half times the authorized control level as required by the most recent risk-based capital calculations.

Interest expense attributable to these related party debt obligations was $37,042, $37,042 and $28,848 for the years ended December 31, 2008, 2007 and 2006, respectively.

On June 1, 2007, the Company’s Individual Markets segment terminated its reinsurance agreement with an affiliate, CLAC, pursuant to which it had assumed 80% of certain United States life, health and annuity business on a coinsurance and coinsurance with funds withheld basis. The Company recorded, at fair value, the following  in its consolidated balance sheet in connection with the termination of the reinsurance agreement:

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
Notes to Consolidated Financial Statements
Years Ended December 31, 2008, 2007 and 2006
(Dollars in Thousands)

Assets

Fixed maturities	($1,177,180)
Mortgage loans on real estate	(196,743)
Policy loans	(219,149)
Reinsurance receivable	(310,865)
Deferred policy acquisition costs and value of business acquired	(68,809)
Investment income due and accrued	(15,837)
Premiums in course of collection	(3,540)
Deferred income taxes	(18,274)

Total assets	($2,010,397)

Liabilities and Stockholder’s Equity

Policy reserves	($1,976,028)
Policy and contract claims	(20,256)
Policyholders’ funds	(20,464)
Provision for policyholder dividends	(31,841)
Undistributed earnings on participating business	8,161
Other liabilities	103

Total liabilities	(2,040,325)

Accumulated other comprehensive income	7,684
Retained earnings	22,244

Total stockholder’s equity	29,928

Total liabilities and stockholder’s equity	($2,010,397)

The Company recorded the following in its consolidated statement of income in connection with the termination of the reinsurance agreement:

Premium income	($1,387,179)
Net investment income	58,569
Net realized losses on investments	(14,797)

Total revenues	(1,343,407)

Decrease in reserves	(1,453,145)
Provision for policyholders’ share of earnings on participating business	8,161
Amortization of deferred acquisition costs and value of business acquired	62,961

Total benefits and expenses	(1,382,023)

Income before income taxes	38,616
Income taxes	16,372

Net income	$22,244

On July 3, 2007, Great-West Life & Annuity Insurance Company of South Carolina (“GWSC”), a wholly-owned subsidiary of the Company, and CLAC amended their reinsurance agreement pursuant to which the Company assumed additional term life insurance from CLAC. As a result of this amendment, the Company recorded $33,677 in both premium income and increase in reserves in the consolidated statement of income. GWL&A Financial obtained two letters of credit for the benefit of the Company during December 2005 as collateral under the GWSC and CLAC reinsurance agreement for on-balance sheet policy liabilities and capital support. The first letter of credit is for $919,100 and renews automatically until it expires on December 31, 2025. The second letter of credit is for $70,000 and renews automatically. At December 31, 2008 and 2007, there were no outstanding amounts related to these letters of credit.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
Notes to Consolidated Financial Statements
Years Ended December 31, 2008, 2007 and 2006
(Dollars in Thousands)

As a result of this amendment, the Company also recorded the following in its consolidated balance sheet:

Assets		Liabilities and Stockholder’s Equity
Reinsurance receivable	$33,677	Policy reserves	$33,677
	$33,677		$33,677

Included within reinsurance receivable in the consolidated balance sheets are $376,378 and $334,169 of funds withheld assets as of December 31, 2008 and 2007, respectively. CLAC pays the Company interest on the funds withheld balance at a rate of 4.55% per annum.

The Company’s separate accounts invest in shares of Maxim Series Fund, Inc., an open-end management investment company, and Putnam Funds which are affiliates of the Company, and shares of other non-affiliated mutual funds and government and corporate bonds. The Company’s separate accounts include mutual funds or other investment options that purchase guaranteed interest annuity contracts issued by the Company. During the years ended December 31, 2008 and 2007, these purchases totaled $64,723 and $74,855 respectively. As the general account investment contracts are also included in the separate account balances in the accompanying consolidated balance sheets, the Company has reduced the separate account assets and liabilities by $265,299 and $383,319 at December 31, 2008 and 2007, respectively, to eliminate these amounts in its consolidated balance sheets at those dates.

7. Summary of Investments

The following table summarizes fixed maturity investments and equity securities classified as available-for-sale at December 31, 2008:

	December 31, 2008

Fixed Maturities:	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Carrying Value

U.S. government direct obligations and U.S. agencies	$2,356,143	$81,084	$6,601	$2,430,626	$2,430,626
Obligations of U.S. states and their subdivisions	1,173,185	10,026	34,443	1,148,768	1,148,768
Foreign governments	1,140	12	—	1,152	1,152
Corporate debt securities	5,589,524	51,728	615,647	5,025,605	5,025,605
Mortgage-backed and asset-backed securities	4,274,683	6,183	913,481	3,367,385	3,367,385

Total fixed maturities	$13,394,675	$149,033	$1,570,172	$11,973,536	$11,973,536

Total equity investments	$16,330	$2,424	$964	$17,790	$17,790

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
Notes to Consolidated Financial Statements
Years Ended December 31, 2008, 2007 and 2006
(Dollars in Thousands)

The following table summarizes fixed maturity investments and equity securities classified as available-for-sale at December 31, 2007:

	December 31, 2007

Fixed Maturities:	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Carrying Value

U.S. government direct obligations and U.S. agencies	$2,701,076	$40,661	$7,287	$2,734,450	$2,734,450
Obligations of U.S. states and their subdivisions	1,213,378	61,168	1,129	1,273,417	1,273,417
Foreign governments	1,801	—	31	1,770	1,770
Corporate debt securities	5,327,480	90,847	94,403	5,323,924	5,323,924
Mortgage-backed and asset-backed securities	4,348,268	26,109	156,705	4,217,672	4,217,672

Total fixed maturities	$13,592,003	$218,785	$259,555	$13,551,233	$13,551,233

Total equity investments	$19,749	$10,414	$587	$29,576	$29,576

See Note 8 for additional information on policies regarding estimated fair value of fixed maturity and equity investments.

The amortized cost and estimated fair value of fixed maturity investments classified as available-for-sale at December 31, 2008, by contractual maturity date, are shown in the table below. Actual maturities will likely differ from these projections because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2008

	Amortized Cost	Estimated Fair Value

Maturing in one year or less	$1,000,913	$888,813
Maturing after one year through five years	2,673,517	2,568,925
Maturing after five years through ten years	1,783,396	1,675,416
Maturing after ten years	1,446,732	1,190,987
Mortgage-backed and asset-backed securities	6,490,117	5,649,395

	$13,394,675	$11,973,536

Mortgage-backed and asset-backed securities include collateralized mortgage obligations that consist primarily of sequential and planned amortization classes with final stated maturities of two to thirty years and expected average lives of less than one to fifteen years. Prepayments on all mortgage-backed securities are monitored monthly and amortization of the premium and/or the accretion of the discount associated with the purchase of such securities are adjusted by such prepayments.

The following table summarizes information regarding the sales of fixed maturity investments classified as available-for-sale for the years ended December 31, 2008, 2007 and 2006:

	Year Ended December 31,

	2008	2007	2006

Proceeds from sales	$2,696,635	$2,488,042	$5,944,439
Gross realized gains from sales	50,173	30,834	47,746
Gross realized losses from sales	(1,456)	(4,309)	(54,221)

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
Notes to Consolidated Financial Statements
Years Ended December 31, 2008, 2007 and 2006
(Dollars in Thousands)

Gross realized gains and losses from sales were primarily attributable to changes in interest rates, sales of securities acquired in the current year and gains on repurchase agreement transactions.

The Company has fixed maturity securities with fair values in the amounts of $0 and $11,156 that have been non-income producing for the twelve months preceding December 31, 2008 and 2007, respectively. These securities were written down to their fair value in the period they were deemed to be other-than-temporarily impaired.

Derivative financial instruments - The Company makes limited use of derivative financial instruments to manage interest rate and foreign exchange risk associated with its invested assets. Derivatives are not used for speculative purposes.

The Company controls the credit risk of its derivative contracts through credit approvals, limits and monitoring procedures. Risk of loss is generally limited to the fair value of derivative instruments and not to the notional or contractual amounts of the derivatives. Counterparty credit risk was evaluated and considered immaterial to the valuation of derivatives at December 31, 2008. As the Company enters into derivative transactions only with high quality institutions, no losses associated with non-performance of derivative financial instruments have occurred.

Fair value hedges - Written call options are used in conjunction with interest rate swap agreements to effectively convert fixed rate bonds to variable rate bonds as part of the Company’s overall asset/liability matching program. Interest rate futures are used to hedge the risk of the change in the fair value of certain fixed rate maturity investments. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by one party to the other at the expiration or termination of the agreement.

The Company’s use of derivatives treated as fair value hedges has been nominal during the last three years. Hedge ineffectiveness in the amounts of $0, $0 and $224 were recorded as an increase to net investment income during the years ended December 31, 2008, 2007 and 2006, respectively.

Cash flow hedges - Interest rate swap agreements are used to convert the interest rate on certain debt securities from a floating rate to a fixed rate. Foreign currency exchange contracts are used to hedge the foreign exchange rate risk associated with bonds denominated in other than U.S. dollars. Interest rate futures are used to hedge the interest rate risks of forecasted acquisitions of fixed rate maturity investments. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by one party to the agreement at each due date.

Hedge ineffectiveness in the amount of $1,510 and $606 was recorded as an increase to net investment income during the years ended December 31, 2008 and 2007, respectively. Hedge ineffectiveness in the amount of $89 was recorded as a decrease to net investment income during the year ended December 31, 2006.

Unrealized derivative gains and losses included in accumulated other comprehensive income are reclassified into earnings at the time interest income is recognized. A derivative net gain in the amount of $4,732 was reclassified to net investment income during the year ended December 31, 2008 while a derivative net loss in the amount of $1,275 and a derivative net gain in the amount of $1,709 were reclassified to net investment income during the years ended December 31, 2007 and 2006, respectively.  As of December 31, 2008, the Company estimates that $11,475 of net derivative gains included in accumulated other comprehensive income will be reclassified into net income within the next twelve months.

Derivatives not designated as hedging instruments - The Company attempts to match the timing of when interest rates are committed on insurance products with other new investments. However, timing differences may occur and can expose the Company to fluctuating interest rates. To offset this risk, the

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
Notes to Consolidated Financial Statements
Years Ended December 31, 2008, 2007 and 2006
(Dollars in Thousands)

Company uses U.S. Treasury futures contracts. The Company also utilizes U.S. Treasury futures as a method of adjusting the duration of the overall portfolio. Although management believes the above-mentioned derivatives are effective hedges from an economic standpoint, they do not meet the requirements for hedge accounting treatment under SFAS No. 133.

The Company occasionally purchases a financial instrument that contains a derivative instrument that is “embedded” in the financial instrument. Upon purchasing the instrument, the Company assesses whether the economic characteristics of the embedded derivative are clearly and closely related to the economic characteristics of the remaining component of the financial instrument (i.e. the host contract) and whether a separate instrument with the same terms as the embedded instrument could meet the definition of a derivative instrument. The Company determines if (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract, and (2) a separate instrument with the same terms would qualify as a derivative instrument. If both of these are true, the Company has the option of separating the embedded derivative from the host contract and carrying it at its fair value or under SFAS No. 155, the Company may carry the entire hybrid instrument at fair value with gains and losses recognized in earnings.

During the years ended December 31, 2008, 2007 and 2006, decreases in the amounts of $0, $75 and $264, respectively, were recognized in net income from market value changes of derivatives not receiving hedge accounting treatment.

The following tables summarize derivative financial instruments at December 31, 2008 and 2007:

	December 31, 2008

	Notional Amount	Strike/Swap Rate	Maturity

Interest rate swaps	$325,966	0.44%-1.75%	March 2009- February 2045

Foreign currency exchange contracts	52,001	N/A	March 2014- December 2016
Futures:
Thirty year U.S Treasury:
Short position	40,500	N/A	March 2009

	December 31, 2007

	Notional Amount	Strike/Swap Rate	Maturity

Interest rate swaps	$338,075	3.94%-4.70%	November 2008- February 2045

Foreign currency exchange contracts	52,001	N/A	March 2014- December 2016
Futures:
Ten year U.S. Treasury:
Long position	30,900	N/A	March 2008

Mortgage loans – There were no impaired mortgage loans at December 31, 2008. The average balance of impaired loans during 2007 was $6,213 and the related allowance for credit losses was $6,213, leaving an impaired loan balance of $0 at December 31, 2007.

As part of its active loan management policy and in the interest of maximizing the future return of each individual loan, the Company may from time to time modify the original terms of certain loans. These restructured loans, all performing in accordance with their modified terms, aggregated $0 and $6,223 at December 31, 2008 and 2007, respectively.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
Notes to Consolidated Financial Statements
Years Ended December 31, 2008, 2007 and 2006
(Dollars in Thousands)

The following table summarizes activity in the allowance for mortgage loan credit losses for the years 2008, 2007 and 2006:

	Year Ended December 31,

	2008	2007	2006

Balance, January 1	$9,448	$15,661	$15,661
Release of provision	(614)	(6,213)	—

Balance, December 31	$8,834	$9,448	$15,661

The changes to the allowance for mortgage loan credit losses are recorded in net realized gains (losses) on investments.

Equity investments - The carrying value of the Company’s equity investments was $17,790 and $29,576 at December 31, 2008 and 2007, respectively.

Limited partnership interests and limited liability corporation interests - At December 31, 2008 and 2007, the Company had $293,956 and $326,971, respectively, invested in limited partnerships and limited liability corporations. The Company makes commitments to fund partnership interests in the normal course of its business. The amounts of unfunded commitments at December 31, 2008 and 2007 were $33,289 and $18,849, respectively.

Securities pledged, restricted assets and special deposits - The Company pledges investment securities it owns to unaffiliated parties through certain transactions, including securities sold under agreements to repurchase, futures contracts and state regulatory deposits.

The Company had securities on deposit with governmental authorities as required by certain insurance laws with fair values in the amounts of $37,220 and $35,539 at December 31, 2008 and 2007, respectively.

The Company participates in a securities lending program whereby securities, which are included in invested assets in the accompanying consolidated balance sheets, are loaned to third parties. Securities with a cost or amortized cost in the amounts of $32,788 and $84,851 and estimated fair values in the amounts of $41,321 and $90,087 were on loan under the program at December 31, 2008 and 2007, respectively. The Company was liable for collateral under its control in the amounts of $43,205 and $93,472 at December 31, 2008 and 2007, respectively.

Additionally, the fair value of margin deposits related to futures contracts was approximately $1,600 and $496 at December 31, 2008 and 2007, respectively.

Impairment of fixed maturity and equity investments classified as available-for-sale - The Company classifies the majority of its fixed maturity investments and all of its equity investments as available-for-sale and records them at fair value with the related net unrealized gain or loss, net of policyholder related amounts and deferred taxes, in accumulated other comprehensive income in the stockholder’s equity section in the accompanying consolidated balance sheets. All available-for-sale securities with gross unrealized losses at the balance sheet date are subjected to the Company’s process for the identification and evaluation of other-than-temporary impairments.

The Company writes down to fair value securities that it deems to be other-than-temporarily impaired in the period the securities are deemed to be so impaired. The Company records write-downs as realized losses and adjusts the cost basis of the securities accordingly. The Company does not adjust the revised cost basis for subsequent recoveries in value.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
Notes to Consolidated Financial Statements
Years Ended December 31, 2008, 2007 and 2006
(Dollars in Thousands)

The assessment of whether an other-than-temporary impairment has occurred is based upon management’s case-by-case evaluation of the underlying reasons for the decline in fair value. Management considers a wide range of factors, as described below, regarding the security issuer and uses its best judgment in evaluating the cause of the decline in its estimated fair value and in assessing the prospects for near-term recovery. Inherent in management’s evaluation of the security are assumptions and estimates about the operations and future earnings potential of the issuer.

Considerations used by the Company in the impairment evaluation process include, but are not limited to, the following:

•	Fair value is significantly below cost.

•	The decline in fair value is attributable to specific adverse conditions affecting a particular instrument, its issuer, an industry or geographic area.

•	The decline in fair value has existed for an extended period of time.

•	A debt security has been downgraded by a credit rating agency.

•	The financial condition of the issuer has deteriorated.

•	Dividends have been reduced or eliminated or scheduled interest payments have not been made.

While all available information is taken into account, it is difficult to predict the ultimate recoverable amount from a distressed or impaired security.

Unrealized losses on fixed maturity and equity investments classified as available-for-sale

The following tables summarize unrealized investment losses by class of investment at December 31, 2008 and 2007. The Company considers these investments to be only temporarily impaired:

	December 31, 2008

	Less than twelve months		Twelve months or longer		Total

Fixed Maturities	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss

U.S. government direct obligations and U.S. agencies	$41,965	$2,042	$157,062	$4,559	$199,027	$6,601
Obligations of U.S. states and their subdivisions	662,723	28,728	65,697	5,715	728,420	34,443
Corporate debt securities	2,271,214	213,400	1,556,161	402,247	3,827,375	615,647
Mortgage-backed and asset-backed securities	1,143,410	205,615	2,038,847	707,866	3,182,257	913,481

Total fixed maturities	$4,119,312	$449,785	$3,817,767	$1,120,387	$7,937,079	$1,570,172

Equity investments	$2,451	$964	$—	$—	$2,451	$964

Total number of securities in an unrealized loss position	1,956		571		2,524

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
Notes to Consolidated Financial Statements
Years Ended December 31, 2008, 2007 and 2006
(Dollars in Thousands)

	December 31, 2007

	Less than twelve months		Twelve months or longer		Total

Fixed Maturities	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss

U.S. government direct obligations and U.S. agencies	$93,564	$1,035	$584,237	$6,252	$677,801	$7,287
Obligations of U.S. states and their subdivisions	18,748	427	83,482	702	102,230	1,129
Foreign governments	—	—	1,770	31	1,770	31
Corporate debt securities	483,359	19,290	1,907,778	75,113	2,391,137	94,403
Mortgage-backed and asset-backed securities	873,956	74,461	2,097,427	82,244	2,971,383	156,705

Total fixed maturities	$1,469,627	$95,213	$4,674,694	$164,342	$6,144,321	$259,555

Equity investments	$3,615	$587	$—	$—	$3,615	$587

Total number of securities in an unrealized loss position	133		667		800

Fixed maturity investments - Total unrealized losses increased by $1,310,617 from December 31, 2007 to 2008. This increase in unrealized losses is primarily due to the corporate debt securities and mortgage-backed and asset-backed securities classes and reflects market illiquidity and economic uncertainty in these markets during the past year.

Unrealized losses on mortgage-backed and asset-backed securities comprise $756,776 of this increase and are attributable to widening of credit spreads resulting from a lack of market liquidity. The market disruption has influenced valuations at December 31, 2008; however, the underlying collateral on the securities within the portfolio along with credit enhancement and/or guarantees is sufficient to expect full repayment of the principal. See Note 8 for additional discussion regarding fair valuation processes.

Unrealized losses on corporate debt securities increased $521,244 from December 31, 2007 to 2008. The valuation of these securities has also been significantly influenced by market conditions. Management has classified these securities by sector, calculated as a percentage of total unrealized losses as follows:

	December 31,

Corporate sector	2008	2007

Finance	51%	53%
Utility	20%	19%
Natural resources	9%	8%
Consumer	8%	10%
Transportation	4%	5%
Other	8%	5%

	100%	100%

Approximately $259,915 of the increase in unrealized losses was related to the finance industry. These unrealized losses were primarily related to securities in the insurance industry, and perpetual floating-interest-rate securities issued by Canadian and other foreign banks. Less than 5% (approximately $30,067 of the $615,647) of total unrealized losses on corporate debt securities was related to securities in the finance industry on which there has been a ratings downgrade since December 31, 2007. All of these securities, except one, representing $8,483 of the unrealized losses, are rated BBB or above.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
Notes to Consolidated Financial Statements
Years Ended December 31, 2008, 2007 and 2006
(Dollars in Thousands)

Approximately $106,579 of the increase in unrealized losses since December 2007 was related to the utility industry. Less than 4% (approximately $21,371 of the $615,647) of the total unrealized losses on corporate debt securities was related to securities in the utility industry on which there has been a ratings downgrade since December 31, 2007. All of these securities are rated BBB or above.

Future changes in the fair value of these securities will be dependent upon the return of market liquidity and changes in general market conditions including interest rates and credit spread movements. While the decline in fair value has been increasing and many unrealized losses have existed for longer than twelve months, the Company believes this is attributable to general market conditions and not reflective of the financial condition of the issuer or collateral backing the securities and has little bearing on whether the investment will be ultimately recoverable. Current liquidity conditions in the market place contribute to the uncertainty in the financial condition of the many issuers; however, the Company continually monitors its credit risk exposure to identify potential losses. The Company has the ability and intent to hold the securities with unrealized losses until a recovery of the fair value, which may be maturity; therefore, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2008.

Equity investments - The increase in unrealized losses of $377 from December 31, 2007 to 2008 is primarily related to issues in the financial services industry. At December 31, 2008, the Company is continuing to monitor conditions impacting the industry, as noted above, and has determined that these securities are not other-than-temporarily impaired.

Other-than-temporary impairment recognition - The Company recorded other-than-temporary impairments on fixed maturity investments of $87,886, $34,485 and $6,094 during 2008, 2007 and 2006, respectively. Of the $87,886, $35,657 was related to the write-down of a security in the financial services industry backed by Lehman Brothers Holdings Inc. Additionally, $24,888 of the $87,886 was related to the write-down of securities in the automobile industry backed by General Motors Corporation. Of the $87,886 recorded during 2008, $4,372 was related to discontinued operations and $83,514 was related to continuing operations.

The Company recorded other-than-temporary impairment on equity securities of $3,512 during 2008. This was related to airline securities and a Washington Mutual, Inc. holding within a limited partnership investment. During 2007 and 2006, the Company recorded other-than-temporary impairments on equity securities in the amounts of $389 and $469, respectively.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
Notes to Consolidated Financial Statements
Years Ended December 31, 2008, 2007 and 2006
(Dollars in Thousands)

8. Fair Value Measurements

The following table summarizes the carrying amounts and estimated fair values of the Company’s financial instruments at December 31, 2008 and 2007:

	December 31, 2008		December 31, 2007

Assets	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value

Fixed maturities and short-term investments	$12,378,740	$12,378,740	$14,046,926	$14,046,926
Mortgage loans on real estate	1,380,101	1,373,015	1,199,976	1,212,221
Equity investments	17,790	17,790	29,576	29,576
Policy loans	3,979,094	3,979,094	3,767,872	3,767,872
Other investments	31,992	58,600	11,362	12,134
Derivative instruments	92,713	92,713	8,734	8,734
Collateral under securities lending agreements	43,205	43,205	93,472	93,472
Reinsurance receivable	8,144	8,144	4,856	4,856
Separate account assets	15,121,943	15,121,943	18,089,984	18,089,984

	December 31, 2008		December 31, 2007

Liabilities	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value

Annuity contract reserves without life contingencies	$6,736,101	$6,176,405	$5,998,749	$6,041,886
Policyholders’ funds	320,320	320,320	302,957	302,957
Repurchase agreements	202,079	202,079	138,537	138,537
Commercial paper	97,167	97,167	95,667	95,667
Payable under securities lending agreements	43,205	43,205	93,472	93,472
Derivative instruments	—	—	3,634	3,634
Notes payable	532,307	532,307	532,689	532,689
Separate account liabilities	15,121,943	15,121,943	18,089,984	18,089,984

Fixed maturity and equity securities

The fair values for public fixed maturity and equity securities are based upon quoted market prices or estimates from independent pricing services. However, in cases where quoted market prices are not readily available, such as for private fixed maturity investments, fair values are estimated. To determine estimated fair value for these instruments, the Company generally utilizes discounted cash flow calculated at current market rates on investments of similar quality and term. Fair value estimates are made at a specific point in time, based on available market information and judgments about financial instruments, including estimates of the timing and amounts of expected future cash flows and the credit standing of the issuer or counterparty. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts of the Company’s financial instruments.

Short-term investments, securities lending agreements, repurchase agreements and commercial paper

The carrying value of short-term investments, collateral and payable under securities lending agreements, repurchase agreements and commercial paper is a reasonable estimate of fair value due to their short-term nature.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
Notes to Consolidated Financial Statements
Years Ended December 31, 2008, 2007 and 2006
(Dollars in Thousands)

Mortgage loans on real estate

Mortgage loan fair value estimates are generally based on discounted cash flows. A discount rate matrix is incorporated whereby the discount rate used in valuing a specific mortgage generally corresponds to that mortgage’s remaining term and credit quality. The rates selected for inclusion in the discount rate matrix reflect rates that the Company would quote if placing loans representative in size and quality to those currently in its portfolio.

Policy loans

Policy loans accrue interest at variable rates with no fixed maturity dates; therefore, estimated fair values approximate carrying values.

Other investments

Other investments consist of the Company’s percentage ownership of a foreclosed lease interest in an aircraft. The estimated fair value is based on the present value of anticipated lease payments plus the residual value. Also included in other investments is real estate held for investment. The estimated fair value is based on appraised value.

Derivative instruments

Included in other assets at December 31, 2008 and 2007 are derivative financial instruments in the amounts of $92,713 and $8,734, respectively. Included in other liabilities at December 31, 2008 and 2007 are derivative financial instruments in the amounts of $0 and $3,634, respectively. The estimated fair values of over-the-counter derivatives, primarily consisting of interest rate swaps, which are held for other than trading purposes, are the estimated amounts the Company would receive or pay to terminate the agreements at each year-end, taking into consideration current interest rates, counterparty credit risk and other relevant factors. Counterparty credit risk considerations were immaterial to the valuation of the derivatives as of December 31, 2008.

Reinsurance receivable

The carrying value of the reinsurance receivable is a reasonable estimate of fair value due to their short-term nature.

Annuity contract reserves without life contingencies

The estimated fair values of annuity contract reserves without life contingencies are estimated by discounting the projected expected cash flows to the maturity of the contracts utilizing risk-free spot interest rates plus a provision for credit risk.

Policyholders’ funds

The estimated fair values of policyholders’ funds are the same as the carrying amounts since the Company can change the interest crediting rates with 30 days notice.

Notes payable

The estimated fair values of the notes payable to GWL&A Financial are based upon discounted cash flows at current market rates on high quality investments.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
Notes to Consolidated Financial Statements
Years Ended December 31, 2008, 2007 and 2006
(Dollars in Thousands)

Separate account assets and liabilities

Separate account assets and liabilities are adjusted to net asset value on a daily basis, which approximates fair value.

Fair value disclosures

The Company’s assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with SFAS No. 157. The levels of the fair value hierarchy are described below.

•     Level 1 inputs utilize observable, quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Financial assets and liabilities utilizing Level 1 inputs include actively exchange-traded equity securities.

•     Level 2 inputs utilize other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. The fair values for some Level 2 securities were obtained from a pricing service. The list of inputs used by the pricing service is reviewed on a quarterly basis. The pricing service inputs include, but are not limited to, benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, offers and reference data. Level 2 securities include those priced using a matrix which is based on credit quality and average life, U.S. government and agency securities, restricted stock, some private equities, certain fixed maturity investments and some over-the-counter derivatives.

•     Level 3 inputs are unobservable and include situations where there is little, if any, market activity for the asset or liability. The prices of the majority of Level 3 securities were obtained from single broker quotes and internal pricing models. Financial assets and liabilities utilizing Level 3 inputs include certain private equity, fixed maturity and over-the-counter derivative investments.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
Notes to Consolidated Financial Statements
Years Ended December 31, 2008, 2007 and 2006
(Dollars in Thousands)

The following table presents information about the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2008 and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value:

	Assets and Liabilities Measured at Fair Value on a Recurring Basis December 31, 2008

Assets	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Fixed maturities, available-for-sale	$—	$11,177,965	$795,571	$11,973,536
Fixed maturities, held for trading	—	38,834	—	38,834
Equity investments, available-for-sale	17,790	—	—	17,790
Short-term investments, available-for-sale	66,958	299,412	—	366,370
Collateral under securities lending agreements	43,205	—	—	43,205
Other assets [1]	—	89,489	3,224	92,713
Separate account assets [2]	9,080,928	5,355,100	532	14,436,560

Total assets	$9,208,881	$16,960,800	$799,327	$26,969,008

Liabilities

Total liabilities	$—	$—	$—	$—

[1]	Includes derivative financial instruments.

[2]	Includes only separate account investments which are carried at the fair value of the underlying invested assets owned by the separate accounts.

Total assets and liabilities in Level 3 increased by $280,849 from January 1 to December 31, 2008. The increase is primarily due to a change in pricing source for asset-backed securities backed by prime home improvement loans. The Company determined that the use of internal models was a better measurement of fair value for these securities.

The following tables present additional information about assets and liabilities measured at fair value on a recurring basis and for which the Company has utilized Level 3 inputs to determine fair value:

	Recurring Level 3 Financial Assets and Liabilities Year Ended December 31, 2008

	Fixed maturities available- for-sale	Equity investments available- for-sale	Collateral under securities lending agreements	Other assets and liabilities [1]	Separate accounts

Balance, January 1, 2008	$404,119	$244	$21,155	($2,265)	$95,225
Realized and unrealized gains and losses:
Gains (losses) included in net income	3,052	—	—	5	—
(Gains) losses included in other comprehensive income	(71,360)	—	—	5,484	(1,015)
Purchases, issuances and settlements	(19,337)	(244)	(21,155)	—	(5,574)
Transfers in (out) of Level 3	479,097	—	—	—	(88,104)

Balance, December 31, 2008	$795,571	$—	$—	$3,224	$532

Total gains (losses) for the period included in net income attributable to the change in unrealized gains and losses relating to assets held at December 31, 2008	$—	$—	$—	$5	$—

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
Notes to Consolidated Financial Statements
Years Ended December 31, 2008, 2007 and 2006
(Dollars in Thousands)

Realized and unrealized gains and losses included in net income for the year ended December 31, 2008 are reported in net realized gains (losses) on investments and net investment income as follows:

	Year Ended December 31, 2008

	Net realized gains (losses) on investments	Net investment income

Realized and unrealized gains and losses included in net income for the period	$3,052	$5

Non-recurring Level 3 assets and liabilities - At December 31, 2008, the Company held $16,097 of cost basis limited partnership interests which were impaired during the year based on underlying limited partnership financial statements. These limited partnership interests were recorded at estimated fair value and represent a non-recurring fair value measurement. The estimated fair value was categorized as Level 3. Included within net realized gains (losses) on investments are impairments of $1,122 for the year ended December 31, 2008. The Company has no liabilities measured at fair value on a non-recurring basis at December 31, 2008.

9. Reinsurance

The Company enters into reinsurance transactions as both a provider and purchaser of reinsurance. In the normal course of business, the Company seeks to limit its exposure to loss on any single insured and to recover a portion of benefits paid by ceding risks to other insurance enterprises under excess coverage and coinsurance contracts. The Company retains a maximum liability in the amount of $3,500 of coverage per individual life.

Ceded reinsurance contracts do not relieve the Company from its obligations to policyholders. The failure of reinsurers to honor their obligations could result in losses to the Company. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. At December 31, 2008 and 2007, the reinsurance receivables had carrying values in the amounts of $546,491 and $505,107, respectively. Included in these amounts are $425,369 and $381,931 at December 31, 2008 and 2007, respectively, associated with reinsurance agreements with related parties. There were no allowances for potential uncollectible reinsurance receivables at either December 31, 2008 or 2007.

The following tables summarize life insurance in-force and total premium income at, and for the year ended, December 31, 2008:

	Life Insurance In-Force

	Individual	Group	Total

Written direct	$51,109,750	$32,332,557	$83,442,307
Reinsurance ceded	(11,655,940)	—	(11,655,940)
Reinsurance assumed	91,066,830	—	91,066,830

Net	$130,520,640	$32,332,557	$162,853,197

Percentage of amount assumed to net	69.8%	0.0%	55.9%

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
Notes to Consolidated Financial Statements
Years Ended December 31, 2008, 2007 and 2006
(Dollars in Thousands)

	Premium Income

	Life Insurance	Annuities	Total

Written direct	$371,952	($1,153)	$370,799
Reinsurance ceded	(37,035)	(141)	(37,176)
Reinsurance assumed	189,908	1,605	191,513

Net	$524,825	$311	$525,136

The following tables summarize life insurance in-force and total premium income at, and for the year ended, December 31, 2007:

	Life Insurance In-Force

	Individual	Group	Total

Written direct	$52,406,664	$31,359,824	$83,766,488
Reinsurance ceded	(12,229,471)	—	(12,229,471)
Reinsurance assumed	93,804,317	—	93,804,317

Net	$133,981,510	$31,359,824	$165,341,334

Percentage of amount assumed to net	70.0%	0.0%	56.7%

	Premium Income

	Life Insurance	Annuities	Total

Written direct	$317,339	$5,058	$322,397
Reinsurance ceded	(1,406,752)	(25,608)	(1,432,360)
Reinsurance assumed	252,645	51	252,696

Net	($836,768)	($20,499)	($857,267)

The following table summarizes total premium income for the year ended, December 31, 2006:

	Premium Income

	Life Insurance	Annuities	Total

Written direct	$316,689	$11,087	$327,776
Reinsurance ceded	(51,777)	(172)	(51,949)
Reinsurance assumed	306,572	53	306,625

Net	$571,484	$10,968	$582,452

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
Notes to Consolidated Financial Statements
Years Ended December 31, 2008, 2007 and 2006
(Dollars in Thousands)

10. Deferred Acquisition Costs (“DAC”) and Value of Business Acquired (“VOBA”)

The following table summarizes activity in deferred acquisition costs and value of business acquired for the years ended December 31, 2008, 2007 and 2006:

	DAC	VOBA	Total

Balance, January 1, 2006	$416,815	$9,627	$426,442
Capitalized additions	60,187	46,032	106,219
Amortization and writedowns	(44,527)	(1,664)	(46,191)
Unrealized investment gains (losses)	18,740	(76)	18,664

Balance, December 31, 2006	451,215	53,919	505,134
Capitalized additions	73,062	—	73,062
Amortization and writedowns	(128,575)	(6,995)	(135,570)
Unrealized investment gains	1,121	118	1,239
Purchase accounting adjustment	—	(563)	(563)

Balance, December 31, 2007	396,823	46,479	443,302
Capitalized additions	65,108	—	65,108
Amortization and writedowns	(55,551)	2,852	(52,699)
Unrealized investment gains	251,940	6,380	258,320

Balance, December 31, 2008	$658,320	$55,711	$714,031

The estimated future amortization of VOBA for the years ended December 31, 2009 through December 31, 2013 is as follows:

Year Ended December 31,	Amount

2009	$1,894
2010	2,296
2011	2,628
2012	2,902
2013	3,129

11. Goodwill and Other Intangible Assets

The balances of and changes in goodwill, all of which is within the Retirement Services segment, for the years ended December 31, 2008 and 2007 are as follows:

Amount

Balance, January 1, 2007	$102,374
Purchase price accounting adjustment	(719)

Balance, December 31, 2007	101,655
Purchase price accounting adjustment	3,600

Balance, December 31, 2008	$105,255

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
Notes to Consolidated Financial Statements
Years Ended December 31, 2008, 2007 and 2006
(Dollars in Thousands)

The following tables summarize other intangible assets, all of which are within the Retirement Services segment, as of December 31, 2008 and 2007:

	December 31, 2008

	Gross Carrying Amount	Accumulated Amortization	Net Book Value

Customer relationships	$36,314	($7,249)	29,065
Preferred provider agreements	7,970	(3,211)	4,759

Total	$44,284	($10,460)	$33,824

	December 31, 2007

	Gross Carrying Amount	Accumulated Amortization	Net Book Value

Customer relationships	$36,999	($4,154)	$32,845
Preferred provider agreements	7,970	($1,581)	6,389

Total	$44,969	($5,735)	$39,234

Amortization expense for other intangible assets included in general insurance expenses was $4,725, $4,699 and $497 for the years ended December 31, 2008, 2007 and 2006, respectively. Except for goodwill, the Company has no intangible assets with indefinite lives.

The estimated future amortization of other intangible assets using current assumptions, which are subject to change, for the years ended December 31, 2009 through December 31, 2013 is as follows:

Year Ended December 31,	Amount

2009	$4,492
2010	4,004
2011	3,801
2012	3,597
2013	3,418

12. Commercial Paper

The Company maintains a commercial paper program that is partially supported by a $50,000 corporate credit facility (See Note 22).

The following table provides information regarding the Company’s commercial paper program at December 31, 2008 and 2007:

	December 31,

	2008	2007

Commercial paper outstanding	$97,167	$95,667
Maturity range (days)	6 - 28	7 - 88
Interest rate range	0.6% - 2.4%	4.80% - 5.48%

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
Notes to Consolidated Financial Statements
Years Ended December 31, 2008, 2007 and 2006
(Dollars in Thousands)

13. Stockholder’s Equity and Dividend Restrictions

At December 31, 2008 and 2007, the Company had 50,000,000 shares of $1 par value preferred stock authorized, none of which were issued or outstanding at either date. In addition, the Company has 50,000,000 shares of $1 par value common stock authorized, 7,032,000 of which were issued and outstanding at both December 31, 2008 and 2007.

GWLA’s net income and capital and surplus, as determined in accordance with statutory accounting principles and practices as prescribed by the National Association of Insurance Commissioners, for the years ended December 31, 2008, 2007 and 2006 are as follows:

	Year Ended December 31,

	2008	2007	2006

	(Unaudited)
Net income	$271,436	$562,309	$280,874
Capital and surplus	904,376	1,846,170	1,862,338

Dividends are paid as determined by the Board of Directors, subject to restrictions as discussed below. During the year ended December 31, 2008, the Company paid dividends in the amount of $1,772,293 to its parent company, GWL&A Financial, in part using the proceeds received from the sale of its Healthcare business as discussed in Note 2. During the years ended December 31, 2007 and 2006, the Company paid dividends in the amounts of $604,983 and $249,395, respectively.

The maximum amount of dividends that can be paid to stockholders by insurance companies domiciled in the State of Colorado, without prior approval of the Insurance Commissioner, is subject to restrictions relating to statutory capital and surplus and statutory net gain from operations. Unaudited statutory capital and surplus and net gain from operations at and for the year ended December 31, 2008 were $904,376 and $750,998, respectively. GWLA may pay up to $750,998 (unaudited) of dividends during the year ended December 31, 2009 without the prior approval of the Colorado insurance commissioner. Prior to any payments of dividends, the Company seeks approval from the Colorado Insurance Commissioner.

14. Other Comprehensive Income

The following table presents the composition of other comprehensive income (loss) for the year ended December 31, 2008:

	Year Ended December 31, 2008

	Before-tax Amount	Tax (Expense) Benefit	Net-of-tax Amount

Unrealized gains (losses) on available-for-sale securities:
Net changes during the year related to cash flow hedges	$85,494	($29,923)	$55,571
Unrealized holding gains (losses) arising during the year	(1,431,239)	496,555	(934,684)
Less: reclassification adjustment for (gains) losses realized in net income	38,978	(10,989)	27,989

Net unrealized gains (losses)	(1,306,767)	455,643	(851,124)
Reserve, DAC and VOBA adjustments	254,180	(88,963)	165,217

Net unrealized gains (losses)	(1,052,587)	366,680	(685,907)
Employee benefit plan adjustment	(115,766)	40,518	(75,248)

Other comprehensive income (loss)	($1,168,353)	$407,198	($761,155)

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
Notes to Consolidated Financial Statements
Years Ended December 31, 2008, 2007 and 2006
(Dollars in Thousands)

The following table presents the composition of other comprehensive income (loss) for the year ended December 31, 2007:

	Year Ended December 31, 2007

	Before-tax Amount	Tax (Expense) Benefit	Net-of-tax Amount

Unrealized gains (losses) on available-for-sale securities:
Net changes during the year related to cash flow hedges	$12,317	($4,311)	$8,006
Unrealized holding gains (losses) arising during the year	3,833	(1,342)	2,491
Less: reclassification adjustment for (gains) losses realized in net income	3,098	(1,084)	2,014

Net unrealized gains (losses)	19,248	(6,737)	12,511
Reserve, DAC and VOBA adjustments	(4,013)	1,405	(2,608)

Net unrealized gains (losses)	15,235	(5,332)	9,903
Employee benefit plan adjustment	53,843	(18,845)	34,998

Other comprehensive income (loss)	$69,078	($24,177)	$44,901

The following table presents the composition of other comprehensive income (loss) for the year ended December 31, 2006:

	Year Ended December 31, 2006

	Before-tax Amount	Tax (Expense) Benefit	Net-of-tax Amount

Unrealized gains (losses) on available-for-sale securities:
Net changes during the year related to cash flow hedges	($7,805)	$2,732	($5,073)
Unrealized holding gains (losses) arising during the year	(52,398)	18,339	(34,059)
Less: reclassification adjustment for gains (losses) realized in net income	3,535	(1,237)	2,298

Net unrealized gains (losses)	(56,668)	19,834	(36,834)
Reserve, DAC and VOBA adjustments	19,785	(6,925)	12,860

Net unrealized gains (losses)	(36,883)	12,909	(23,974)
Employee benefit plan adjustment	1,521	(532)	989

Other comprehensive income (loss)	($35,362)	$12,377	($22,985)

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
Notes to Consolidated Financial Statements
Years Ended December 31, 2008, 2007 and 2006
(Dollars in Thousands)

15. Net Investment Income and Realized Gains (Losses) on Investments

The following table summarizes net investment income for the years ended December 31, 2008, 2007 and 2006:

	Year Ended December 31,

	2008	2007	2006

Investment income:
Fixed maturity and short-term investments	$766,625	$782,013	$780,272
Equity investments	1,240	2,260	5,794
Mortgage loans on real estate	73,838	66,994	79,316
Policy loans	218,687	205,772	208,511
Limited partnership interests	2,601	10,887	13,818
Interest on funds withheld balances under reinsurance agreements	14,413	21,199	49,952
Change in fair value of an embedded derivative contained in a reinsurance agreement	—	(5,521)	(18,986)
Other, including interest income (expense) from related parties of ($444), $5,240 and $22,505	14,331	71,734	6,986

	1,091,735	1,155,338	1,125,663
Investment expenses	(13,266)	(15,797)	(15,527)

Net investment income	$1,078,469	$1,139,541	$1,110,136

The following table summarizes net realized gains (losses) on investments for the years ended December 31, 2008, 2007 and 2006:

	Year Ended December 31,

	2008	2007	2006

Net realized gains (losses):
Fixed maturity and short-term investments	($30,797)	($9,570)	($8,978)
Equity investments	(4,162)	(48)	(2,768)
Mortgage loans on real estate	2,568	3,202	2,725
Limited partnership interests	1,112	(38)	(835)
Other	9,583	590	(123)
Provision for mortgage impairments, net of recoveries	—	3,836	514

Net realized gains (losses) on investments	($21,696)	($2,028)	($9,465)

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
Notes to Consolidated Financial Statements
Years Ended December 31, 2008, 2007 and 2006
(Dollars in Thousands)

16. General Insurance Expenses

The following table summarizes the components of general insurance expenses for the years ended December 31, 2008, 2007 and 2006:

	Year Ended December 31,

	2008	2007	2006

Compensation	$282,502	$281,670	$251,345
Commissions	118,978	128,003	103,488
Premium and other taxes	25,704	21,366	19,209
Capitalization of DAC	(65,108)	(73,062)	(60,186)
Rent, net of sublease income	3,875	5,752	7,873
Other	63,744	68,697	45,586

Total general insurance expenses	$429,695	$432,426	$367,315

17. Employee Benefit Plans

On December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS No. 158. SFAS No. 158 required the Company to recognize the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations for the Defined Benefit Pension Plan or the accumulated post retirement benefit obligation for the Post-Retirement Medical Plan) of its pension plan and post retirement medical plan beginning in its December 31, 2006 statement of financial position, with a corresponding adjustment to accumulated other comprehensive income, net of tax. The adjustment to accumulated other comprehensive income at adoption represents the net unrecognized actuarial losses, unrecognized prior service costs and unrecognized transition obligation remaining from the initial adoption of Statement of Financial Accounting Standards No. 87, “Employer’s Accounting for Pensions” (“SFAS No. 87”) all of which were previously netted against the plan’s funded status in the Company’s statement of financial position pursuant to the provisions of SFAS No. 87. These amounts will be subsequently recognized as net periodic pension cost pursuant to the Company’s historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic pension cost in the same periods will be recognized as a component of other comprehensive income. Those amounts will be subsequently recognized as a component of net periodic pension cost on the same basis as the amounts recognized in accumulated other comprehensive income at the time of adoption of SFAS No. 158.

Defined Benefit Pension and Post-Retirement Medical Plans - The Company has a noncontributory Defined Benefit Pension Plan covering substantially all of its employees that were hired before January 1, 1999. Pension benefits are based principally on an employee’s years of service and compensation levels near retirement. The Company’s policy for funding the defined benefit pension plans is to make annual contributions, which equal or exceed regulatory requirements.

The Company sponsors an unfunded Post-Retirement Medical Plan (the “Medical Plan”) that provides health benefits to retired employees who are not Medicare eligible. The medical plan is contributory and contains other cost sharing features, which may be adjusted annually for the expected general inflation rate. The Company’s policy is to fund the cost of the medical plan benefits in amounts determined at the discretion of management.

During December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) was signed into law. Under the Act, which took effect on January 1, 2006, employers who sponsor post-retirement plans that provide for a prescription drug benefit under Medicare Part D may be entitled to

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
Notes to Consolidated Financial Statements
Years Ended December 31, 2008, 2007 and 2006
(Dollars in Thousands)

a subsidy payment. In conjunction with the effect of this legislation, the Company amended its post-retirement medical plan, whereby it eliminated the provision of medical benefits for retired employees once they become Medicare eligible.

Prior to the adoption of the measurement provisions of SFAS No. 158 for its year ended December 31, 2008, the Company utilized a November 30 measurement date for the Defined Benefit Pension and Post-Retirement Medical plans. Upon adoption of the measurement provision of SFAS No. 158, the Company changed the measurement date to correspond to the end of its fiscal year, December 31. The impact of adopting the measurement date provisions of SFAS No. 158 was a decrease to stockholder’s equity of $206. Prepaid benefit costs and intangible assets are included in other assets and accrued benefit costs and unfunded status amounts are included in other liabilities in the accompanying consolidated balance sheets.

The following tables provide a reconciliation of the changes in the benefit obligations, fair value of plan assets and the under funded status for the Company’s Defined Benefit Pension and Post-Retirement Medical plans as of the years ended December 31, 2008 and 2007:

	Defined benefit pension plan		Post-retirement medical plan

	2008	2007	2008	2007

Change in projected benefit obligation:
Benefit obligation, January 1	$278,246	$300,773	$26,207	$25,647
Service cost	5,743	9,685	1,263	2,050
Interest cost	18,356	17,293	1,254	1,489
Actuarial (gain) loss	23,200	(41,275)	(2,327)	(2,007)
Benefits paid	(10,217)	(8,230)	(1,344)	(971)
Curtailments	(14,165)	—	(8,855)	—
Other	2,220	—	285	—

Benefit obligation, December 31	$303,383	$278,246	$16,483	$26,208

	Defined benefit pension plan		Post-retirement medical plan

	2008	2007	2008	2007

Change in plan assets:
Value of plan assets, January 1	$274,452	$256,533	$—	$—
Actual return (loss) on plan assets	(73,765)	22,849	—	—
Employer contributions	11,500	3,300	1,344	971
Benefits paid	(10,217)	(8,230)	(1,344)	(971)

Value of plan assets, December 31	$201,970	$274,452	$—	$—

	Defined benefit pension plan		Post-retirement medical plan

	2008	2007	2008	2007

Funded (under funded) status at December 31	($101,413)	($3,794)	($16,483)	($26,208)

	Defined benefit pension plan		Post-retirement medical plan

	2008	2007	2008	2007

Amounts recognized in consolidated balance sheets:
Prepaid benefit cost (accrued benefit liability)	$15,507	$7,880	($31,408)	($51,663)
Accumulated other comprehensive income	(116,920)	(11,674)	14,925	25,455

The accumulated benefit obligation for the Defined Benefit Pension Plan was $289,525 and $260,147 at December 31, 2008 and 2007, respectively.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
Notes to Consolidated Financial Statements
Years Ended December 31, 2008, 2007 and 2006
(Dollars in Thousands)

The following table provides information regarding amounts in accumulated other comprehensive income that have not yet been recognized as components of net periodic benefit costs at December 31, 2008:

	Defined benefit pension plan		Post-retirement medical plan

	Gross	Net of tax	Gross	Net of tax

Net gain (loss)	($120,948)	($78,616)	$1,834	$1,192
Net prior service (cost) credit	(388)	(252)	13,091	8,509
Net transition asset (obligation)	4,416	2,870	—	—

	($116,920)	($75,998)	$14,925	$9,701

The following table provides information regarding amounts in accumulated other comprehensive income that are expected to be recognized as components of net periodic benefit costs during the year ended December 31, 2009:

	Defined benefit pension plan		Post-retirement medical plan

	Gross	Net of tax	Gross	Net of tax

Net gain (loss)	($10,655)	($6,926)	$—	$—
Net prior service (cost) credit	(88)	(57)	1,650	1,072
Net transition asset (obligation)	1,514	984	—	—

	($9,229)	($5,999)	$1,650	$1,072

The expected benefit payments for the Company’s Defined Benefit Pension and Post-Retirement Medical Plans for the years indicated are as follows:

	Defined benefit pension plan	Post-retirement medical plan

2009	$12,235	$1,634
2010	12,127	1,703
2011	12,496	1,767
2012	13,231	1,776
2013	13,800	1,710
2014 through 2018	80,769	7,581

Net periodic (benefit) cost of the Defined Benefit Pension Plan and the Post-Retirement Medical Plan included in general insurance expenses in the accompanying consolidated statements of income for the years ended December 31, 2008, 2007 and 2006 includes the following components:

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
Notes to Consolidated Financial Statements
Years Ended December 31, 2008, 2007 and 2006
(Dollars in Thousands)

	Defined benefit pension plan

	2008	2007	2006

Components of net periodic (benefit) cost:
Service cost	$5,743	$9,685	$9,406
Interest cost	18,356	17,293	15,970
Expected return on plan assets	(20,499)	(20,166)	(16,835)
Amortization of transition obligation	(1,514)	(1,514)	(1,514)
Amortization of unrecognized prior service cost	120	218	462
Amortization of loss from earlier periods	679	4,877	5,447

Net periodic cost	$2,885	$10,393	$12,936

	Post-retirement medical plan

	2008	2007	2006

Components of net periodic (benefit) cost:
Service cost	$1,263	$2,050	$1,851
Interest cost	1,254	1,489	1,309
Amortization of unrecognized prior service cost	(2,169)	(3,727)	(3,727)
Amortization of loss from earlier periods	85	651	633

Net periodic cost	$433	$463	$66

The following tables present the assumptions used in determining benefit obligations of the Defined Benefit Pension Plan and the Post-Retirement Medical Plan for the years ended December 31, 2008, 2007 and 2006:

	Defined benefit pension plan

	2008	2007	2006

Discount rate	6.40%	6.75%	5.75%
Expected return on plan assets	8.00%	8.00%	8.00%
Rate of compensation increase	4.94%	3.19%	3.19%

	Post-retirement medical plan

	2008	2007	2005

Discount rate	6.40%	6.75%	5.75%

The discount rate has been set based upon the rates of return on high-quality fixed-income investments currently available and expected to be available during the period the benefits will be paid. In particular, the yields on bonds rated AA or better on the measurement date have been used to set the discount rate.

Assumed healthcare cost trend rates have a significant effect on the amounts reported for the Post- Retirement Medical Plan. For measurement purposes, an 8.5% annual rate of increase in the per capita cost of covered healthcare benefits was assumed and that the rate would gradually decrease to a level of 5.25% by 2016.

The following table presents what a one-percentage-point change would have on assumed healthcare cost trend rates:

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
Notes to Consolidated Financial Statements
Years Ended December 31, 2008, 2007 and 2006
(Dollars in Thousands)

	One percentage point increase	One percentage point decrease

Increase (decrease) on total service and interest cost on components	$2,863	($2,221)
Increase (decrease) on post-retirement benefit obligation	345	(296)

The following table presents how the Company’s Defined Benefit Pension Plan assets are invested at December 31, 2008 and 2007:

	December 31,

	2008	2007

Equity securities	62%	73%
Debt securities	30%	25%
Other	8%	2%

Total	100%	100%

The following table presents the ranges the Company targets for the allocation of invested Defined Benefit Pension Plan assets at December 31, 2009:

December 31, 2009

Equity securities	25% - 75%
Debt securities	25% - 75%
Other	0% - 15%

Management estimates the value of these investments will be recoverable. The Company does not expect any plan assets to be returned to it during the year ended December 31, 2009. The Company made a contribution in the amount of $11,500 to its Defined Benefit Pension Plan during the year ended December 31, 2008. The Company expects to contribute approximately $1,634 to its Post-Retirement Medical Plan during the year ended December 31, 2009. The Company will make a contribution at least equal to the minimum contribution of $8,625 to its Defined Benefit Pension Plan during the year ended December 31, 2009.

During the second quarter of 2008, the Company recorded defined benefit pension plan costs of $672 and post-retirement medical plan benefits of $19,346 as adjustments to income from discontinued operations due to plan curtailments related to the sale of the Healthcare segment.

The investment objective of the Defined Benefit Pension Plan is to provide a risk-adjusted return that will ensure the payment of benefits while protecting against the risk of substantial investment losses. Correlations among the asset classes are used to identify an asset mix that the Company believes will provide the most attractive returns. Long-term return forecasts for each asset class using historical data and other qualitative considerations to adjust for projected economic forecasts are used to set the expected rate of return for the entire portfolio.

Supplemental executive retirement plans - The Company also provides supplemental executive retirement plans to certain key executives. These plans provide key executives with certain benefits upon retirement, disability or death based upon total compensation. The Company has purchased individual life insurance policies with respect to each employee covered by this plan. The Company is the owner and beneficiary of the insurance contracts. The Company’s expense for these plans was $4,214, $4,869 and $4,942 for the years ended December 31, 2008, 2007 and 2006, respectively. The liability associated with these plans was $45,765 and $41,676 at December 31, 2008 and 2007, respectively, and is included in other liabilities in the accompanying consolidated balance sheets.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
Notes to Consolidated Financial Statements
Years Ended December 31, 2008, 2007 and 2006
(Dollars in Thousands)

The following tables summarize changes in the benefit obligations, plan assets and funded status for the Company’s Supplemental Executive Retirement Plans for the years ended December 31, 2008 and 2007:

	2008	2007

Change in projected benefit obligation:
Benefit obligation, January 1	$41,676	$46,085
Service cost	665	1,044
Interest cost	2,735	2,589
Actuarial (gain) loss	3,578	(6,136)
Regular benefits paid	(1,761)	(1,906)
Special termination benefits	2,053	—
Curtailments	(3,181)	—

Benefit obligation, December 31	$45,765	$41,676

	December 31,

	2008	2007

Change in plan assets:
Fair value of plan assets, January 1	$—	$—
Employer contributions	1,761	1,906
Benefits paid	(1,761)	(1,906)

Fair value of plan assets, December 31	$—	$—

	December 31,

	2008	2007

Underfunded status	($45,765)	($41,676)
Accumulated other comprehensive expense (income)	(7,676)	(7,368)

The following table provides information regarding amounts in accumulated other comprehensive income that have not yet been recognized as components of net periodic benefit costs at December 31, 2008:

	Gross	Net of tax

Net prior service (cost) credit	($2,755)	($1,790)
Net gain (loss)	(4,921)	(3,199)

	($7,676)	($4,989)

The following table provides information regarding amounts in accumulated other comprehensive income that are expected to be recognized as components of net periodic benefit costs for the Supplemental Executive Retirement Plans during the year ended December 31, 2009:

	Gross	Net of tax

Net prior service (cost) credit	$675	$439
Net gain (loss)	—	—

	$675	$439

The expected benefit payments for the Company’s Supplemental Executive Retirement Plans for the years indicated are estimated as follows:

2009	$2,100
2010	2,273
2011	2,518
2012	2,514
2013	2,509
2014 through 2018	17,944

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
Notes to Consolidated Financial Statements
Years Ended December 31, 2008, 2007 and 2006
(Dollars in Thousands)

Net periodic cost of the Supplemental Executive Retirement Plans included in general insurance expenses in the accompanying consolidated statements of income for the years ended December 31, 2008, 2007 and 2006 includes the following components:

	Year Ended December 31,

	2008	2007	2006

Components of net periodic (benefit) cost:
Service cost	$665	$1,044	$964
Interest cost	2,735	2,589	2,564
Amortization of unrecognized prior service cost	814	986	1,024
Amortization of loss from earlier periods	—	250	390

Net periodic cost	$4,214	$4,869	$4,942

The following table presents the assumptions used in determining benefit obligations for the Supplemental Executive Retirement Plans for the years ended December 31, 2008, 2007 and 2006:

	Year Ended December 31,

	2008	2007	2006

Discount rate	6.40%	6.75%	5.75%
Rate of compensation increase	6.00%	6.00%	6.00%

During the second quarter of 2008, the Company recorded supplemental executive retirement plan costs of $1,833 as adjustments to income from discontinued operations due to plan curtailments related to the sale of the Healthcare segment.

Other employee benefit plans - The Company sponsors a defined contribution 401(k) retirement plan, which provides eligible participants with the opportunity to defer up to 50% of base compensation. The Company matches 50% of the first 5% of participant pre-tax contributions for employees hired before January 1, 1999. For all other employees, the Company matches 50% of the first 8% of participant pre-tax contributions. Company contributions for the years ended December 31, 2008, 2007 and 2006 were $7,384, $9,573 and $8,825, respectively.

The Company has an executive deferred compensation plan providing key executives with the opportunity to participate in an unfunded deferred compensation program. Under the program, participants may defer base compensation and bonuses and earn interest on the amounts deferred. The program is not qualified under Section 401 of the Internal Revenue Code. Participant balances, which are reflected in other liabilities in the accompanying consolidated balance sheets, are $16,752 and $17,934 at December 31, 2008 and 2007, respectively. The participant deferrals earned interest at the average rates of 7.06% and 6.50% during the years ended December 31, 2008 and 2007, respectively. The interest rate is based on the Moody’s Average Annual Corporate Bond Index rate plus 0.45% for actively employed participants and fixed rates ranging from 6.41% to 8.30% for retired participants. Interest expense related to this plan was $1,224, $1,261 and $1,295 for the years ended December 31, 2008, 2007 and 2006, respectively, and is included in general insurance expenses in the consolidated statements of income.

The Company has a deferred compensation plan for select sales personnel with the opportunity to participate in an unfunded deferred compensation program. Under this program, participants may defer compensation and earn interest on the amounts deferred. The program is not qualified under Section 401 of the Internal Revenue Code. Effective January 1, 2005, this program no longer accepted participant deferrals. Participant balances, which are included in other liabilities in the accompanying consolidated balance sheets, are $4,369 and $5,257 at December 31, 2008 and 2007, respectively. The participant deferrals earned interest at the average rate of 4.5% and 4.6% during the years ended December 31, 2008

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
Notes to Consolidated Financial Statements
Years Ended December 31, 2008, 2007 and 2006
(Dollars in Thousands)

and 2007, respectively. The interest rate is based on an annual rate determined by the Company. The interest expense related to this plan was $233, $258 and $269 for the years ended December 31, 2008, 2007 and 2006, respectively, and is included in general insurance expense in the consolidated statements of income.

The Company offers an unfunded, non-qualified deferred compensation plan to a select group of management and highly compensated individuals. Participants defer a portion of their compensation and realize potential market gains or losses on the invested contributions. The program is not qualified under Section 401 of the Internal Revenue Code. Participant balances, which are included in other liabilities in the accompanying consolidated balance sheets, are $9,238 and $14,533 at December 31, 2008 and 2007, respectively. Unrealized (losses) gains on invested participant deferrals were ($3,709), $997 and $1,556 for the years ended December 31, 2008, 2007 and 2006, respectively.

18. Federal Income Taxes

The provision for income taxes from continuing operations is comprised of the following:

	Year Ended December 31,

	2008	2007	2006

Current	$14,828	$60,813	$35,892
Deferred	81,010	57,978	36,711

Total income tax provision from continuing operations	$95,838	$118,791	$72,603

The following table presents reconciliation between the statutory federal income tax rate and the Company’s effective federal income tax rate from continuing operations for the years ended December 31, 2008, 2007 and 2006:

	Year Ended December 31,

	2008	2007	2006

Statutory federal income tax rate	35.0%	35.0%	35.0%
Income tax effect of:
Investment income not subject to federal tax	(1.4%)	(1.6%)	(2.5%)
Tax credits	(2.5%)	(2.8%)	(4.8%)
State income taxes net of federal benefit	1.1%	0.5%	0.7%
Provision for policyholders’ share of earnings on participating business	(13.2%)	2.0%	1.2%
Prior period adjustment	(0.3%)	1.4%	(1.8%)
Other, net	(1.0%)	(1.4%)	0.4%

Effective federal income tax rate from continuing operations	17.7%	33.1%	28.2%

Included above in the provision for policyholder’s share of earnings on participating business is the $207,785 decrease in undistributed earnings on participating business as discussed in Note 4.

The Company adopted the provisions of Financial Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”) on January 1, 2007. As a result of the implementation of FIN 48, the Company recognized an $87,427 increase in the liability for unrecognized tax benefits, of which $6,195 was accounted for as a reduction to the January 1, 2007 balance of retained earnings, $4,505 was accounted for as a reduction to a liability previously accounted for under Statement of Financial Accounting

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
Notes to Consolidated Financial Statements
Years Ended December 31, 2008, 2007 and 2006
(Dollars in Thousands)

Standards No. 5 “Accounting for Contingencies”, and $76,727 was accounted for as an increase related to temporary items. During the year ended December 31, 2008, the Company recognized $6,600 in unrecognized tax benefits relating to FIN 48. The Company does not expect any material changes relating to unrecognized tax benefits within the next twelve months.

A reconciliation of unrecognized tax benefits for the years ended December 31, 2008 and 2007 is as follows:

Balance, January 1, 2007	$87,427
Additions for tax positions in the current year	3,957
Additions for tax positions in prior years	21,749
Reductions for tax positions in prior years	(51,847)

Balance, December 31, 2007	61,286
Additions for tax positions in the current year	6,600
Reductions for tax positions in current year	(1,935)
Additions for tax positions in prior years	17,349
Reductions for tax positions in prior years	(23,221)

Balance, December 31, 2008	$60,079

Included in the unrecognized tax benefits of $60,079 at December 31, 2008 was $5,126 of tax benefits that, if recognized, would increase the annual effective tax rate. Also included in the balance at December 31, 2008 is $54,953 of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective rate but would accelerate the payment of cash to the taxing authority to an earlier period.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in current income tax expense. The Company recognized approximately $6,916 and $1,300 in interest and penalties related to the uncertain tax positions during the years ended December 31, 2008 and 2007, respectively. The Company had approximately $12,548 and $5,632 accrued for the payment of interest and penalties at December 31, 2008 and 2007, respectively.

The Company files income tax returns in the U.S federal jurisdiction and various states. With few exceptions, the Company is no longer subject to U.S federal, state and local income tax examinations by tax authorities for years 2004 and prior. The Company has been notified by the IRS that they will soon begin an examination; however the specific companies and tax years to be audited have not been determined. The Company does not expect significant increases or decreases to the unrecognized tax benefits in 2009. Also, the Company does not expect significant increases or decreases relating to state and local audits.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
Notes to Consolidated Financial Statements
Years Ended December 31, 2008, 2007 and 2006
(Dollars in Thousands)

Deferred income taxes represent the tax effect of the differences between the book and tax bases of assets and liabilities. The tax effect of temporary differences, which give rise to the deferred tax assets and liabilities as of December 31, 2008 and 2007, are as follows:

	December 31,

	2008		2007

	Deferred Tax Asset	Deferred Tax Liability	Deferred Tax Asset	Deferred Tax Liability

Policyholder reserves	$—	$105,049	$—	$13,443
Deferred acquisition costs	—	144,069	—	55,081
Investment assets	542,104	—	—	37,360
Policyholder dividends	20,298	—	30,750	—
Net operating loss carryforward	267,074	—	220,032	—
Pension plan accrued benefit liability	39,571	—	—	—
Goodwill	—	19,833	—	—
Other	—	22,297	54,564	—

Total deferred taxes	$869,047	$291,248	$305,346	$105,884

Amounts presented for investment assets above include $400,339 and ($3,082) related to the net unrealized losses (gains) on the Company’s fixed maturity and equity investments, which are classified as available-for-sale at December 31, 2008 and 2007, respectively.

As discussed in Note 1, the Company completed an in depth analysis of its deferred tax balances during 2008 and identified deferred tax balances aggregating $43,914 that required correction.  The prior period adjustment represents the correction of deferred tax balances related to previous years.  The adjustment was not considered to be material to beginning retained earnings or to any individual prior period.

The Company, together with certain of its subsidiaries, and GWL&A Financial have entered into an income tax allocation agreement whereby GWL&A Financial files a consolidated federal income tax return. Under the agreement, these companies are responsible for and will receive the benefits of any income tax liability or benefit computed on a separate tax return basis. Certain other subsidiaries file their federal income tax returns separately.

The Company has federal net operating loss carry forwards generated by a subsidiary that files an income tax return separate from the GWL&A Financial consolidated federal income tax return. As of December 31, 2008, the subsidiary had net operating loss carry forwards expiring as follows:

Year	Amount

2025	$371,058
2026	113,002
2027	136,443
2028	102,249

Total	$722,752

Included in due from parent and affiliates at December 31, 2008 and 2007 is $37,097 and $31,376, respectively, of income taxes receivable from GWL&A Financial related to the consolidated income tax return filed by the Company and certain subsidiaries. Included in the consolidated balance sheets at December 31, 2008 and 2007 is $31,205 and $135 of income taxes receivable in other assets related to the separate federal income tax returns filed by certain subsidiaries, state income tax returns and unrecognized tax benefits.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
Notes to Consolidated Financial Statements
Years Ended December 31, 2008, 2007 and 2006
(Dollars in Thousands)

19. Segment Information

The Company has three business segments: Individual Markets, Retirement Services and Other. The Individual Markets segment distributes life insurance and individual annuity products to both individuals and businesses through various distribution channels. Life insurance products in-force include participating and non-participating term life, whole life, universal life and variable universal life. The Retirement Services segment provides retirement plan enrollment services, communication materials, various retirement plan investment options and educational services to employer-sponsored defined contribution/defined benefit plans and 401(k) and 403(b) plans, as well as comprehensive administrative and record-keeping services for financial institutions and employers.

The Company’s Other segment includes corporate items not directly allocated to any of its other business segments, interest expense on long-term debt and the activities of a wholly owned subsidiary whose sole business is the assumption of a certain block of term life insurance from an affiliated company. The Company’s reportable segments are strategic business units that offer different products and services. They are managed separately as each segment has its own unique distribution channels.

As discussed in Note 2, substantially all of the Company’s former Healthcare segment has been sold and reclassified as discontinued operations and, accordingly, is no longer reported as a separate business segment. The Company retained a small portion of its Healthcare business and reports it within its Individual Markets segment. The segment reporting for prior periods has been restated to reflect these changes in business segments.

The accounting policies of each of the business segments are the same as those described in Note 1. The Company evaluates performance of its reportable segments based on their profitability from operations after income taxes. All material inter-segment transactions and balances have been eliminated in consolidation. The Company’s operations are not materially dependent on one or a few customers, brokers or agents.

The following tables summarize segment financial information for the year ended and as of December 31, 2008:

	Year Ended December 31, 2008

	Individual Markets	Retirement Services	Other	Total

Revenue:
Premium income	$377,525	$2,291	$145,321	$525,137
Fee income	55,852	368,536	4,833	429,221
Net investment income	692,193	351,585	34,691	1,078,469
Net realized gains (losses) on investments	(11,500)	(10,165)	(31)	(21,696)

Total revenues	1,114,070	712,247	184,814	2,011,131

Benefits and expenses:
Policyholder benefits	889,967	229,948	(172,327)	947,588
Operating expenses	108,702	324,500	88,996	522,198

Total benefits and expenses	998,669	554,448	(83,331)	1,469,786

Income from continuing operations before income taxes	115,401	157,799	268,145	541,345
Income tax expense	35,846	41,023	18,969	95,838

Income from continuing operations	$79,555	$116,776	$249,176	$445,507

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
Notes to Consolidated Financial Statements
Years Ended December 31, 2008, 2007 and 2006
(Dollars in Thousands)

	December 31, 2008

	Individual Markets	Retirement Services	Other	Total

Assets:
Investments	$10,653,738	$5,935,760	$1,492,175	$18,081,673
Other assets	1,678,000	934,902	235,023	2,847,925
Separate account assets	4,718,758	10,403,185	—	15,121,943

Assets from continuing operations	17,050,496	17,273,847	1,727,198	36,051,541
Assets from discontinued operations				124,089

Total assets	$17,050,496	$17,273,847	$1,727,198	$36,175,630

The following tables summarize segment financial information for the year ended and as of December 31, 2007:

	Year Ended December 31, 2007

	Individual Markets	Retirement Services	Other	Total

Revenue:
Premium income	($1,027,417)	$4,729	$165,421	($857,267)
Fee income	69,535	388,959	4,771	463,265
Net investment income	759,037	350,382	30,122	1,139,541
Net realized gains (losses) on investments	(8,081)	4,885	1,168	(2,028)

Total revenues	(206,926)	748,955	201,482	743,511

Benefits and expenses:
Policyholder benefits	(577,592)	224,413	128,315	(224,864)
Operating expenses	190,721	338,677	80,311	609,709

Total benefits and expenses	(386,871)	563,090	208,626	384,845

Income (loss) from continuing operations before income taxes	179,945	185,865	(7,144)	358,666
Income tax expense	59,863	58,474	454	118,791

Income (loss) from continuing operations	$120,082	$127,391	($7,598)	$239,875

	December 31, 2007

	Individual Markets	Retirement Services	Other	Total

Assets:
Investments	$11,157,282	$5,899,077	$2,326,324	$19,382,683
Other assets	1,230,189	650,426	256,498	2,137,113
Separate account assets	4,607,371	13,482,613	—	18,089,984

Assets from continuing operations	16,994,842	20,032,116	2,582,822	39,609,780
Assets from discontinued operations				724,766

Total assets	$16,994,842	$20,032,116	$2,582,822	$40,334,546

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
Notes to Consolidated Financial Statements
Years Ended December 31, 2008, 2007 and 2006
(Dollars in Thousands)

The following table summarizes segment financial information for the year ended December 31, 2006:

	Year Ended December 31, 2006

	Individual Markets	Retirement Services	Other	Total

Revenue:
Premium income	$446,662	$10,661	$125,129	$582,452
Fee income	42,780	293,784	4,808	341,372
Net investment income	766,350	304,139	39,647	1,110,136
Net realized losses on investments	(3,561)	(5,105)	(799)	(9,465)

Total revenues	1,252,231	603,479	168,785	2,024,495

Benefits and expenses:
Policyholder benefits	1,010,613	194,928	115,180	1,320,721
Operating expenses	100,845	274,223	72,061	447,129

Total benefits and expenses	1,111,458	469,151	187,241	1,767,850

Income (loss) from continuing operations before income taxes	140,773	134,328	(18,456)	256,645
Income tax expense	48,648	30,181	(6,226)	72,603

Income (loss) from continuing operations	$92,125	$104,147	($12,230)	$184,042

20. Share-Based Compensation

Lifeco, of which the Company is an indirect wholly-owned subsidiary, has a stock option plan (the “Lifeco plan”) that provides for the granting of options on its common shares to certain of its officers and employees and those of its subsidiaries, including the Company. Options are granted with exercise prices not less than the average market price of the shares on the five days preceding the date of the grant. Termination of employment prior to the vesting of the options results in the forfeiture of the unvested options. The Lifeco plan provides for the granting of options with varying terms and vesting requirements, with vesting commencing on the first anniversary of the grant and expiring ten years from the date of grant.

The Company adopted the provisions of Statement of Financial Accounting Standards No. 123R, “Share-Based Payment” (“SFAS No. 123R”) on January 1, 2006, applying the modified prospective transition method of adoption.

The following table presents information regarding the share-based compensation expense the Company recognized during the years ended December 31, 2008, 2007 and 2006. Share-based compensation expense of continuing operations is included in general insurance expenses in the consolidated statements of income. Share-based compensation expense of discontinued operations is included in income from discontinued operations in the consolidated statements of income.

	Year ended December 31,

	2008	2007	2006

Continuing operations	$3,143	$3,816	$4,525
Discontinued operations	1,980	—	—

	$5,123	$3,816	$4,525

Under the modified prospective transition method, share-based compensation cost related to the unvested portion of awards outstanding at the time of adoption of SFAS No. 123R is recognized in earnings rateably over the future vesting periods of the awards. For share-based compensation awards that are granted or modified after the adoption of SFAS No. 123R, compensation cost is recognized in earnings using the accelerated attribution method permitted under SFAS No. 123R.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
Notes to Consolidated Financial Statements
Years Ended December 31, 2008, 2007 and 2006
(Dollars in Thousands)

The Lifeco plan contains a provision that permits a retiring option holder with unvested stock options on the date of retirement to continue to vest in them after retirement for a period of up to five years. Upon the retirement of an option holder with unvested options, the Company accelerates the recognition period to the date of retirement for any unrecognized share-based compensation cost related thereto and recognizes it in its earnings at that time. At December 31, 2008, the Company had $4,348, net of estimated forfeitures, of unrecognized share-based compensation costs, which will be recognized in its earnings through 2015. The weighted average period over which these costs will be recognized in earnings is 2.3 years.

The following table summarizes the status of, and changes in, the Lifeco plan options granted to Company employees which are outstanding at December 31, 2008. The options granted relate to underlining stock traded in Canadian dollars on the Toronto Stock Exchange, therefore, the amounts, which are presented in United States dollars, will fluctuate as a result of exchange rate fluctuations.

		Weighted Average

	Shares Under Option	Exercise Price (Whole Dollars)	Remaining Contractual Term (Years)	Aggregate Intrinsic Value [1]

Outstanding, January 1, 2008	4,548,111	$21.85
Granted	535,000	25.18
Exercised	(669,370)	10.81
Cancelled/expired	(96,200)	29.21

Outstanding, December 31, 2008	4,317,541	19.47	5.3	$8,444

Vested and expected to vest, December 31, 2008	4,292,598	$19.44	5.3	$8,444

Exercisable, December 31, 2008	3,162,141	$16.84	4.1	$8,444

¹ The aggregate intrinsic value is calculated as the difference between the market price of Lifeco common shares on December 31, 2008 and the exercise price of the option (only if the result is positive) multiplied by the number of options.

The following table presents other information regarding stock options under the Lifeco plan during the year ended December 31, 2008:

Year Ended December 31, 2008

Weighted average fair value of options granted	$2.83
Intrinsic value of options exercised [1]	11,280
Fair value of options vested	4,383

¹ The intrinsic value of options exercised is calculated as the difference between the market price of Lifeco common shares on the date of exercise and the exercise price of the option multiplied by the number of options exercised.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
Notes to Consolidated Financial Statements
Years Ended December 31, 2008, 2007 and 2006
(Dollars in Thousands)

The fair value of each option granted during the year ended December 31, 2008 was estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Dividend yield	3.76%
Expected volitility	14.81%
Risk free interest rate	3.36%
Expected duration (years)	8.0

21. Obligations Relating to Debt and Leases

The Company enters into operating leases primarily for the rental of office space. The following table shows, as of December 31, 2008, scheduled related party debt principal repayments and minimum annual rental commitments for operating leases having initial or remaining non-cancelable lease terms in excess of one year during the years ended December 31, 2009 through 2013 and thereafter:

Year Ended December 31,	Related Party Notes	Operating Leases	Total Debt and Lease Obligations

2009	$—	$16,402	$16,402
2010	—	8,899	8,899
2011	—	1,322	1,322
2012	—	831	831
2013	—	166	166
Thereafter	528,400	4	528,404

22. Commitments and Contingencies

The Company is involved in various legal proceedings that arise in the ordinary course of its business. In the opinion of management, after consultation with counsel, the resolution of these proceedings are not expected to have a material adverse effect on the Company’s consolidated financial position or the results of its operations.

The Company has entered into a corporate credit facility agreement in the amount of $50,000 for general corporate purposes. The credit facility matures on May 26, 2010. Interest accrues at a rate dependent upon various conditions and terms of borrowings. The agreement requires the Company to maintain a minimum adjusted statutory net worth of $900,000 plus 50% of its statutory net income, if positive, for each quarter ending after June 30, 2008. The Company had no borrowings under the credit facility at either December 31, 2008 or 2007 and was in compliance with all covenants.

The Company makes commitments to fund partnership interests and other investments in the normal course of its business. The amounts of these unfunded commitments at December 31, 2008 and 2007 were $49,334 and $97,201, respectively, all of which is due within one year from the dates indicated.

23. Subsequent Event

On February 9, 2009, the Company’s Board of Directors declared a dividend in the amount of $24,682 to be paid during the first quarter of 2009.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
Schedule III
Supplemental Insurance Information
(In Thousands)

	As of and for the year ended December 31, 2008

Operations:	Individual Markets	Retirement Services	Other	Total

Deferred acquisition costs	$255,148	$403,172	$—	$658,320
Future policy benefits, losses, claims and expenses	11,151,558	6,568,078	320,641	18,040,277
Unearned premium reserves	65,371	—	—	65,371
Other policy claims and benefits payable	657,352	306	25,264	682,922
Premium income	377,525	2,291	145,321	525,137
Net investment income	692,193	351,585	34,691	1,078,469
Benefits, claims, losses and settlement expenses	889,967	229,948	(172,327)	947,588
Amortization of deferred acquisition costs	21,081	34,470	—	55,551
Other operating expenses	87,621	290,030	88,996	466,647

	As of and for the year ended December 31, 2007

Operations:	Individual Markets	Retirement Services	Other	Total

Deferred acquisition costs	$143,839	$252,984	$—	$396,823
Future policy benefits, losses, claims and expenses	11,044,711	5,990,779	277,220	17,312,710
Unearned premium reserves	63,985	—	—	63,985
Other policy claims and benefits payable	852,505	267	—	852,772
Premium income	(1,027,417)	4,729	165,421	(857,267)
Net investment income	759,037	350,382	30,122	1,139,541
Benefits, claims, losses and settlement expenses	(577,592)	224,413	128,315	(224,864)
Amortization of deferred acquisition costs	104,345	24,230	—	128,575
Other operating expenses	86,376	314,447	80,311	481,134

	For the year ended December 31, 2006

Operations:	Individual Markets	Retirement Services	Other	Total

Premium income	$446,662	$10,661	$125,129	$582,452
Net investment income	766,350	304,139	39,647	1,110,136
Benefits, claims, losses and settlement expenses	1,010,613	194,928	115,180	1,320,721
Amortization of deferred acquisition costs	23,785	20,739	—	44,524
Other operating expenses	77,060	253,484	72,061	402,605

PART C	OTHER INFORMATION

Item 24.	Financial Statements and Exhibits

(a)	Financial Statements to be included in Part B of the Registration Statement:

The financial statements of Canada Life of America Variable Annuity Account 2 (now referred to as Trillium Variable Annuity Account) and Great-West Life & Annuity Insurance Company are included in Part B. They include:

Canada Life of America Variable Annuity Account 2 (now referred to as Trillium Variable Annuity Account)

Report of Independent Registered Public Accounting Firm
Statement of Assets and Liabilities as of December 31, 2008
Statement of Operations for the year ended December 31, 2008
Statement of Changes in Net Assets for the years ended December 31, 2008 and 2007
Notes to Financial Statements

Great-West Life & Annuity Insurance Company (“Great-West”)

Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of December 31, 2008 and 2007
Consolidated Statements of Income for the years ended December 31, 2008, 2007 and 2006

Consolidated Statements of Stockholder’s Equity for the years ended December 21, 2008, 2007 and 2006

Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006

Notes to Consolidated Financial Statements

(b) Exhibits

(1)

(a) Resolution of the Board of Directors of Canada Life Insurance Company of America (CLICA) authorizing establishment of the Canada Life of America Variable Annuity Account 2.[2]

(b) Resolution of the Board of Directors of Great-West authorizing establishment of the Trillium Variable Annuity Account is filed herewith.

(c) Agreement and Plan of Merger is filed herewith.

(2)	Not applicable.

(3)	(a)	Form of Promotional Agent Distribution Agreement[2]
	(b)	Form of Selling Agreement[2]
	(c)	Distribution Agreement[1]
	(d)	Form of Underwriting Agreement with GWFS Equities, Inc. is filed herewith.
	(e)	Amendment to Distribution Agreement[2]
	(f)	Amendment to Selling Agreement[3]
	(g)	Amendment to Selling Agreement[3]
	(h)	Amendment to Selling Agreement[3]
	(i)	Amendment to Selling Agreement[5]
(4)	(a)	Form of Trillium Annuity Contract[4]
	(b)	Riders and Endorsements[3]
	(c)	Form of Contract Endorsement is filed herewith.
(5)	Form of Application[4]

(6)	(a)	Certificate of Incorporation and By-Laws of Canada Life Insurance Company of America[1]

(b) Amended and Restated Articles of Incorporation of Great-West and Amended and Restated By-Laws of Great-West are filed herewith.

(7)	Not applicable

(8)	(a) Form of Buy-Sell Agreement[2]
(b) Form of Amendment to Buy-Sell Agreement is filed herewith.
(c) Form of Shareholder Information Agreement with the funds is filed herewith.

(9)	Opinion and Consent of Counsel regarding legality is filed herewith.

(10)	Written Consent of Deloitte & Touche LLP is filed herewith.

(11)	Not applicable

(12)	Not applicable

(13)	Sample Performance Data Calculation[3]

(14)	Powers of Attorney for Messrs. Balog, Bernbach, A. Desmarais, McFeetors, Nickerson, Orr, Plessis-Bélair, Rousseau, Royer, P. Ryan, T. Ryan, and Walsh are filed herewith.

[1]

Incorporated herein by reference to Post-Effective Amendment No. 13 to the Registration Statement on Form N-4 for Variable Account 1 of Canada Life Insurance Company of America (File No. 33-28889), filed on April 29, 1997.

[2]	Incorporated herein by reference to Post-Effective Amendment No. 8 to the Registration Statement on Form N-4 (File No. 33-55890), filed on April 29, 1997.

[3]	Incorporated herein by reference to Post-Effective Amendment No. 10 to the Registration Statement on Form N-4 (File No. 33-55890), filed on April 30, 1998.

[4]	Incorporated herein by reference to Post-Effective Amendment No. 11 to the Registration Statement on Form N-4 (File No. 33-55890), filed on February 12, 1999.

[5]	Incorporated herein by reference to Post-Effective Amendment No. 12 to the Registration Statement on Form N-4 (File No. 33-55890), filed on April 30, 1999.

Item 25.	Directors and Officers of the Depositor

Name	Principal Business Address	Positions and Offices with Depositor
J. Balog	2205 North Southwinds Boulevard, Apt. 307 Vero Beach, Florida 32963	Director
J. L. Bernbach	32 East 57 Street, 10th Floor New York, NY 10022	Director
A. Desmarais	Power Corporation of Canada 751 Victoria Square, Montreal, Quebec, Canada H2Y 2J3	Director
P. Desmarais, Jr.	Power Corporation of Canada 751 Victoria Square, Montreal, Quebec, Canada H2Y 2J3	Director
M.T.G. Graye	8515 E. Orchard Road Greenwood Village, CO 80111	Director, President and Chief Executive Officer

A. Louvel	P.O. Box 1073 38 Beach Lane Wainscott, NY 11975	Director
R. L. McFeetors	8515 East Orchard Road Greenwood Village, CO 80111	Chairman of the Board
J. E. A. Nickerson	H.B. Nickerson & Sons Limited P.O. Box 130 255 Commercial Street North Sydney, Nova Scotia, Canada B2A 3M2	Director
R.J. Orr	Power Financial Corporation 751 Victoria Square, Montreal, Quebec, Canada H2Y 2J3	Director
M. Plessis-Bélair, F. C. A.	Power Corporation of Canada 751 Victoria Square, Montreal, Quebec, Canada H2Y 2J3	Director
I.H. Rousseau	Power Financial Corporation 751 Victoria Square, Montreal, Quebec, Canada H2Y 2J3	Director
R. Royer	Power Financial Corporation 751 Victoria Square, Montreal, Quebec, Canada H2Y 2J3	Director
P.K. Ryan	Power Corporation of Canada 751 Victoria Square, Montreal, Quebec, Canada H2Y 2J3	Director
T.T. Ryan, Jr.	SIFMA 120 Broadway, 35th Floor New York, NY 10271-0080	Director
B. E. Walsh	Saguenay Capital, LLC Two Manhattanville Rd, #403 Purchase, New York 10577	Director
S. M. Corbett	8515 East Orchard Road Greenwood Village, CO 80111	Executive Vice President and Chief Investment Officer
C. H. Cumming	8515 East Orchard Road Greenwood Village, CO 80111	Senior Vice President, Defined Contribution Markets
M. R. Edwards	8515 East Orchard Road Greenwood Village, CO 80111	Senior Vice President, FASCore Operations
G. R. Derback	8515 East Orchard Road Greenwood Village, CO 80111	Senior Vice President and Controller
R. J. Laeyendecker	8515 East Orchard Road Greenwood Village, CO 80111	Senior Vice President, Executive Benefits Markets
J. L. McCallen	8515 East Orchard Road Greenwood Village, CO 80111	Senior Vice President and Chief Financial Officer
G. R. McDonald	8515 East Orchard Road Greenwood Village, CO 80111	Senior Vice President, Corporate Resources
S. A. Miller	8525 East Orchard Road Greenwood Village, CO 80111	Senior Vice President, GWL&A Systems
C. P. Nelson	8515 East Orchard Road Greenwood Village, CO 80111	President, Great-West Retirement Services
G. E. Seller	8515 East Orchard Road Greenwood Village, CO 80111	Senior Vice President, Government Markets
R. K. Shaw	8515 East Orchard Road Greenwood Village, CO 80111	Executive Vice President, Individual Markets
R.D. Saull	8515 East Orchard Road Greenwood Village, CO 80111	Executive Vice President, Information Services

E.P. Friesen	8515 East Orchard Road Greenwood Village, CO 80111	Senior Vice President, Investments
R.G. Schultz	8515 East Orchard Road Greenwood Village, CO 80111	Senior Vice President, General Counsel and Secretary
C.S. Tocher	8515 East Orchard Road Greenwood Village, CO 80111	Senior Vice President, Investments
D.C. Aspinwall	8515 East Orchard Road Greenwood Village, CO 80111	Chief Risk Officer & Legal Counsel, Litigation
Beverly A. Byrne	8515 East Orchard Road Greenwood Village, CO 80111	Chief Compliance Officer & Legal Counsel, Financial Services

Item 26.	Persons Controlled by or Under Common Control with the Depositor or Registrant (as of 6/30/09)

The following sets out the ownership, based on votes attached to the outstanding voting shares, of Power Corporation of Canada:

I.     OWNERSHIP OF POWER CORPORATION OF CANADA

The following sets out the ownership, based on votes attached to the outstanding voting shares, of Power Corporation of Canada:

Paul G. Desmarais
        99.999% - Pansolo Holding Inc.
                   100% - 3876357 Canada Inc.
                   100% - 3439496 Canada Inc.
               100% - Capucines Investments Corporation
                     32% - Nordex Inc. (68% also owned directly by Paul G. Desmarais)
                                94.9% - Gelco Enterprises Ltd. (5.1% also owned directly by Paul G. Desmarais)
           62.08% - Power Corporation of Canada

The total voting rights of Power Corporation of Canada (PCC) controlled directly and indirectly by Mr. Paul G. Desmarais is as follows. There are issued and outstanding as of June 30, 2009 407,889,265 Subordinate Voting Shares (SVS) of PCC carrying one vote per share and 48,854,772 Participating Preferred Shares (PPS) carrying 10 votes per share; hence the total voting rights are 896,436,985.

Pansolo Holding Inc. owns directly 23,216,033 SVS and 367,692 PPS, entitling Pansolo Holding Inc. directly to an aggregate percentage of voting rights of 26,892,953 or 3.00% of the total voting rights attached to the shares of PCC. Pansolo Holding Inc. wholly owns 3876357 Canada Inc., 3439496 Canada Inc. and Capucines Investments Corporation which respectively own 40,686,080 SVS, 3,236,279 SVS, 3,125,000 SVS of PCC, representing respectively  4.54% ,  0.36%, 0.35% of the aggregate voting rights of PCC.

Gelco Entreprises Ltd owns directly 48,235,700 PPS, representing 53.81% of the aggregate voting rights of PCC (PPS (10 votes) and SVS (1 vote)). Hence the total voting rights of PCC under the direct and indirect control of Mr. Paul G. Desmarais is approximately 62.21%; note that this is not the equity percentage.

Mr. Paul G. Desmarais also owns personally 1,361,750 SVS of PCC.

II.     OWNERSHIP BY POWER CORPORATION OF CANADA

Power Corporation of Canada has a 10% or greater voting interest in the following entities:

A.     Great-West Life & Annuity Insurance Company Group of Companies (U.S. insurance)

Power Corporation of Canada (Canada) - Holding and Management Company
  100.0% - 171263 Canada Inc. (Canada) - Holding Company
      66.3% - Power Financial Corporation (Canada) - Holding Company
        68.6% - Great-West Lifeco Inc. (Canada) - Holding Company
         100.0% - Great-West Financial (Canada) Inc. (Canada) - Holding Company
         100.0% - Great-West Financial (Nova Scotia) Co. (Canada) - Holding Company
           100.0% - Great-West Lifeco U.S. Inc. (Canada)
           100.0% - GWL&A Financial Inc. (Delaware) - Holding Company
                           60.0% - Great-West Life & Annuity Insurance Capital (Nova Scotia) Co. (Canada) - Holding Company
                           60.0% - Great-West Life & Annuity Insurance Capital (Nova Scotia) Co. II (Canada) - Holding Company
                           60.0% - Great-West Life & Annuity Insurance Capital, LLC (Canada) - Holding Company
                           60.0% - Great-West Life & Annuity Insurance Capital, LLC II (Canada) - Holding Company
                          100.0% - Great-West Life & Annuity Insurance Company (Colorado) - Insurance Company
                                            100.0% - Advised Assets Group, LLC (Colorado) - Insurance Company
                                            100.0% - GWFS Equities, Inc. (Delaware) - Securities Broker/Dealer
                                            100.0% - Canada Life Insurance Company of America (Michigan) - Insurance Company
                                                           100.0% - Great-West Life & Annuity Insurance Company of South Carolina (South Carolina) - Captive Insurance Company
                                           100.0% - National Plan Coordinators of Delaware, Inc. (Delaware) - Third Party Administrator
                                           100.0% - Emjay Corporation (Wisconsin) - Third Party Administrator
                                                           100.0% - EMJAY Retirement Plan Services, Inc. (Wisconsin) - Third Party Administrator
                                           100.0% - Great-West Healthcare of Georgia, Inc. (Georgia) - Health Maintenance Organization
                                            100.0% - GW Investor Services, LLC (Colorado)
                                            100.0% - FASCore, LLC (Colorado) - Third Party Administrator
                                              50.0% - Westkin Properties Ltd. (California) - Real Estate Corporation
                                            83.20% - Maxim Series Fund, Inc. (Maryland) - Investment Company
                                           100.0% - GW Capital Management, LLC (Colorado) - Investment Adviser
                                           100.0% - Orchard Trust Company, LLC (Colorado) - Trust Company
                                           100.0% - Lottery Receivable Company One LLC (Delaware) - Lottery Annuity Administrator
                                           100.0% - LR Company II, L.L.C. (Delaware) - Lottery Annuity Administrator
                                           100.0% - Singer Collateral Trust IV (Delaware) - Lottery Annuity Administrator
                                           100.0% - Singer Collateral Trust V (Delaware) - Lottery Annuity Administrator

B.     Putnam Investments Group of Companies (Mutual Funds)
Power Corporation of Canada
    100.0% - 171263 Canada Inc.
       66.3% - Power Financial Corporation
         68.6% - Great-West Lifeco Inc.
           100.0% - Great-West Financial (Canada) Inc.
             100.0% - Great-West Financial (Nova Scotia) Co.
               100% - Great-West Lifeco U.S., Inc.
                  100% - Putnam Investments, LLC
                     100.0% - Putnam Acquisition Financing Inc.
                        100.0% - Putnam Acquisition Financing LLC
                           100.0% - Putnam Holdings LLC.
                              99.0% - Putnam General Partnership (1% owned by Putnam U.S. Holdings I Inc.)
                                                   100.0% -Putnam, LLC
                                                   99.0% - Putnam Retail Management Limited Partnership (1% owned by Putnam Retail Management GP, Inc.)
                                                 100.0% - Putnam Retail Management GP, Inc.
                                                 100.0% - Putnam Investment Management, LLC
                                                 100.0% - Putnam Advisory Company GP, Inc.
                                                   99.0% - Putnam Advisory Company, Limited Partnership (1% owned by Putnam Advisory Company GP, Inc.)
                                                                 100.0% - The Putnam Advisory Company, LLC
                        100.0% - Putnam U.S. Holdings I Inc.
                        100.0% - Putnam U.S. Holdings II Inc
                           99.0% - Putnam Investment II LP (1% owned by Putnam U.S. Holdings II Inc.)
                                         100.0% - Putnam U.S. Holdings I, LLC
                                             80.0% - PanAgora Asset Management, Inc.
                                             100.0% -Putnam GP Inc.
                                             100.0% - PII Holdings, Inc.
                                              99.0% - TH Lee Putnam Equity Managers LP (1% owned by Putnam GP Inc.)
                                             100.0% - Putnam Investment Holdings, LLC
                                                 100.0% - Putnam Aviation Holdings, LLC
                                                 100.0% - Putnam Capital, LLC
                                                       80.0% - TH Lee Putnam Capital Management, LLC
                         100.0% - Putnam Fiduciary Trust Company (NH)
                          100.0% - Putnam Investor Services, Inc.
                     100.0% - Putnam International Holdings LLC
                                     100.0% - Putnam Investments Inc. (Canada)
                                     100.0% - Putnam Investments (Ireland) Limited
                                     100.0% - Putnam Investments Australia Pty Limited
                                     100.0% - Putnam Investments Securities Co., Ltd. (Japan)
                                     100.0% - Putnam International Distributors, Ltd. (Cayman)
                                            100.0% - Putnam Investments Argentina S.A.
                                     100.0% - Putnam Investments (Asia) Limited
                                     100.0% - Putnam Investments Limited (U.K.)
                                             100.0% - New Flag UK Holdings Limited
                                                 100.0% - New Flag Asset Management Limited (UK)

C.     The Great-West Life Assurance Company Group of Companies (Canadian insurance)
Power Corporation of Canada
  100.0% - 171263 Canada Inc.
    66.3% - Power Financial Corporation
       68.6% - Great-West Lifeco Inc.
          100.0% - 2142540 Ontario Inc.
                 100.0% - Great-West Lifeco Finance (Delware) LP
                     100.0% - Great-West Lifeco Finance (Delaware) LLC
          100.0% - 2023308 Ontario Inc.
                    100.0% - Great-West Life & Annuity Insurance Capital, LP
                                   40.0% - Great-West Life & Annuity Insurance Capital (Nova Scotia) Co.
                                                 40.0% - Great-West Life & Annuity Insurance Capital, LLC
                  100.0% - Great-West Life & Annuity Insurance Capital, LP II
                                   40.0% - Great-West Life & Annuity Insurance Capital (Nova Scotia) Co. II
                                                40.0% - Great-West Life & Annuity Insurance Capital, LLC II
          100.0% - 217866 Ontario Inc.
                100.0% - Great-West Lifeco Finance (Delaware) LP II
                      100.0% - Great-West Lifeco Finance (Delaware) LLC II
          100.0% - 2023310 Ontario Inc.
          100.0% - 2023311 Ontario Inc.
          100.0% - 6109756 Canada Inc.
          100.0% - 6922023 Canada Inc.

          100.0% - The Great-West Life Assurance Company (NAIC #80659, MI)
                   71.4% - GWL THL Private Equity I Inc. (28.6% owned by The Canada Life Assurance Company)
                                    100.0% - GWL THL Private Equity II Inc.
                                    100.0% - Great-West Investors Holdco Inc.
                                    100.0% - Great-West Investors LLC
                                                    100.0% - Great-West Investors LP Inc.
                                                                    100.0% - Great-West Investors GP Inc.
                                                                                    100.0% - Great-West Investors LP
                                                                                                    100.0% - T.H. Lee Interests
                  100.0% - Gold Circle Insurance Company
                  100.0% - GWL Realty Advisors Inc.
                                   100.0% - GWL Realty Advisors U.S., Inc.
                                   100.0% - RA Real Estate Inc.
                                                   0.1% RMA Real Estate LP
                                   100.0% - Vertica Resident Services Inc.
                  100.0% - GWL Investment Management Ltd.
                  100.0% - 801611 Ontario Limited
                  100.0% - 118050 Canada Inc.
                  100.0% - 1213763 Ontario Inc.
                                  70.0% - Kings Cross Shopping Centre Ltd.
                  100.0% - 681348 Alberta Ltd.
                100.0% - The Owner: Condominium Plan No 8510578
                    50.0% - 3352200 Canada Inc.
                  100.0% - 1420731 Ontario Limited
                  100.0% - 1455250 Ontario Limited
                  100.0% - CGWLL Inc.
                    65.0% - The Walmer Road Limited Partnership
                    50.0% - Laurier House Apartments Limited
                  100.0% - 2024071 Ontario Limited
                  100.0% - High Park Bayview Inc.
                    75.0% - High Park Bayview Limited Partnership
                    50.0% - KAB Properties Inc.
                     5.6% - MAM Holdings Inc. (94.4% owned by The Canada Life Insurance Company of Canada)
                 100.0% - 647679 B.C. Ltd.
                 100.0% - Red Mile Acquisitions Inc.
                   70.0% - TGS North American Real Estate Investment Trust
                                  100.0% - TGS Trust
                   70.0% - RMA Investment Company (Formerly TGS Investment Company)
                                 100.0% - RMA Property Management Ltd. (Formerly TGS REIT Property Management Ltd.)
                                 100.0% - RMA Property Management 2004 Ltd. (Formerly TGS REIT Property Management 2004 Ltd.)
                                 100.0% - RMA Realty Holdings Corporation Ltd. (Formerly TGS Realty Holdings Corporation Ltd.)
                                                 100.0% - RMA (U.S.) Realty LLC (Delaware) [(special shares held by each of 1218023 Alberta Ltd. (50%) and 1214931 Alberta Ltd. (50%)]
                                                                  100.0% - RMA American Realty Corp.
                                                                                1% - RMA American Realty Limited Partnership [(99% owned by RMA (U.S.) Realty LLC (Delaware)]
                                                                  99.0% - RMA American Realty Limited Partnership (1% owned by RMA American Realty Corp.)
                                100.0% - 1218023 Alberta Ltd.
                                                50% - special shares in RMA (U.S.) Realty LLC (Delaware)
                                100.0% - 1214931 Alberta Ltd.
                                                 50% - special shares in RMA (U.S.) Realty LLC (Delaware)
                    70.0% - RMA Real Estate LP
                                  100.0% - RMA Properties Ltd. (Formerly TGS REIT Properties Ltd.)
                                  100.0% - S-8025 Holdings Ltd.
                                  100.0% - RMA Properties (Valley Centre) Ltd. (Formerly TGS REIT Properties (Valley Centre) Ltd.
                                  100.0% - RMA Properties (Riverside) Ltd. (Formerly TGS REIT Properties (Riverside) Ltd.
                                  100.0% - RMA Properties (Tri-Cities) Ltd. (Formerly TGS REIT Properties (Tri-Cities) Ltd.
                   70.0% - KS Village (Millstream) Inc.
                   70.0% - Troup Beau Developments Limited
                   70.0% - 0726861 B.C. Ltd.
                   70.0% - Trop Beau Developments Limited
                   70.0% - Kelowna Central Park Properties Ltd.
                   70.0% - Kelowna Central Park Phase II Properties Ltd.
                   40.0% - PVS Preferred Vision Services
                 100.0% - London Insurance Group Inc.
                                 100.0% - Trivest Insurance Network Limited
                                 100.0% - The Motion Picture Bond Company Inc.
                                 100.0% - London Life Insurance Company (Fed ID # 52-1548741 – NAIC # 83550, MI)
                                              30.0% - Kings Cross Shopping Centre Ltd.
                                              30.0% - 0726861 B.C. Limited
                                              30.0% - TGS North American Real Estate Investment Trust
                                                               100.0% - TGS Trust
                                              30.0% - RMA Investment Company (Formerly TGS Investment Company)
                                                               100.0% - RMA Property Management Ltd. (Formerly TGS REIT Property Management Ltd.)
                                                               100.0% - RMAProperty Management 2004 Ltd. (Formerly TGS REIT Property Management 2004 Ltd.)
                                                               100.0% - RMA Realty Holdings Corporation Ltd. (Formerly TGS Realty Holdings Corporation Ltd.)
                                                                              100.0% - RMA (U.S.) Realty LLC (Delaware) [(special shares held by each of 1218023 Alberta Ltd. (50%) and 1214931 Alberta Ltd. 50%)]
                                                                                             100.0% - RMA American Realty Corp.
                                                                                                             1% - RMA American Realty Limited Partnership [(99% owned by RMA (U.S.) Realty LLC (Delaware)]
                                                                              99.0% - RMA American Realty Limited Partnership (1% owned by RMA American Realty Corp.)
                                                              100.0% - 1218023 Alberta Ltd.
                                                                              50% - special shares in RMA (U.S.) Realty LLC (Delaware)
                                                              100.0% - 1214931 Alberta Ltd.
                                                                              50% - special shares in RMA (U.S.) Realty LLC (Delaware)
                                              30.0% - RMA Real Estate LP
                                                                               100.0% - RMA Properties Ltd. (Formerly TGS REIT Properties Ltd.)
                                                                               100.0% - S-8025 Holdings Ltd.
                                                                               100.0% - RMA Properties (Valley Centre) Ltd. (Formerly TGS REIT Properties (Valley Centre) Ltd.
                                                                               100.0% - RMA Properties (Riverside) Ltd. (Formerly TGS REIT Properties (Riverside) Ltd.
                                                                               100.0% - RMA Properties (Tri-Cities) Ltd. (Formerly TGS REIT Properties (Tri-Cities) Ltd.
                                              100.0% - London Capital Management Ltd.
                                              100.0% - 1319399 Ontario Inc.
                                              100.0% - 3853071 Canada Limited
                                                50.0% - Laurier House Apartments Limited
                                                 30.0% - Kelowna Central Park Properties Ltd.
                                                 30.0% - Kelowna Central Park Phase II Properties Ltd.
                                      30.0% - Trop Beau Developments Limited
                                    100.0% - 42969098 Canada Inc.
                                    100.0% - 389288 B.C. Ltd.
                                    100.0% - Quadrus Investment Services Ltd.
                                          35.0% - The Walmer Road Limited Partnership
                                               100.0% - 177545 Canada Limited
                                               100.0% - Lonlife Financial Services Limited
                                                 88.0% - Neighborhood Dental Services Ltd.
                                               100.0% - Toronto College Park Ltd.
                                                 25.0% - High Park Bayview Limited Partnership
                                                 50.0% - KAB Properties Inc.
                                                 30.0% - KS Village (Millstream) Inc.
                                               100.0% - London Life Financial Corporation
                                                               89.4% - London Reinsurance Group, Inc. (10.6% owned by London Life Insurance Company)
                                                100.0% - London Life & General Reinsurance Co. Ltd. (1 share held by London Life & Casualty Reinsurance Corporation and 20,099,999 shares held by London Reinsurance Group Inc.)
                                                                        100.0% - London Life & Casualty Reinsurance Corporation
                                                                                         100.0% - Trabaja Reinsurance Company Ltd.
                                                                                         100.0% - London Life and Casualty (Barbados) Corporation
                                                                         100.0% - LRG (US), Inc.
                                                                                         100.0% - London Life International Reinsurance Corporation
                                                                                         100.0% - London Life Reinsurance Company (Fed ID # 23-2044256 – NAIC # 76694, PA)
                                                                                         100.0% - HRMP, Inc.
                                                                                                      51.0% - Health Reinsurance Management Partnership (HRMP) (Massachusetts)
                                                                                                      100.0% - HRMP II, Inc.
                                                                                                                      49% Health Reinsurance Management Partnership (HRMP) (Massachusetts)

     100.0% - Canada Life Financial Corporation

                          100.0% - The Canada Life Assurance Company (Fed ID # 38-0397420, NAIC # 80659, MI)
                                            100.0% - Canada Life Brasil LTDA
                                            100.0% - Canada Life Capital Corporation, Inc.
                                                           100.0% - Canada Life International Holdings, Limited
                                                                            100.0% - Canada Life International Services Limited
                                                                            100.0% - Canada Life International, Limited
                                                                                             100.0% - CLI Institutional Limited
                                                                            100.0% - Canada Life Irish Holding Company, Limited
                                                                                           100.0% - Lifescape Limited
                                                                                           100.0% - Setanta Asset Management Limited
                                                                                           100.0% - Canada Life Group Services Limited
                                                                                           100.0% - Canada Life Europe Investment Limited
                                                                                                            78.67% - Canada Life Assurance Europe Limited
                                                                                                           100.0% - Canada Life Europe Management Services, Limited
                                                                                                                           21.33% - Canada Life Assurance Europe Limited
                                                                                          100.0% - Canada Life Assurance (Ireland), Limited
                                                                                                           100.0% - F.S.D. Investments, Limited
                                                                                          100.0% - Canada Life International Re, Limited
                                                                                                          100.0% - Canada Life Reinsurance International, Ltd.
                                                                                                          100.0% - Canada Life Reinsurance, Ltd.
                                                                                        100.0% - The Canada Life Group (U.K.), Limited
                                                                                                          100.0% - Great-West Retirement Services (Europe) Limited
                                                                                                          100.0% - Canada Life Pension Managers & Trustees, Limited
                                                                                                          100.0% - Canada Life Asset Management Limited
                                                                                                          100.0% - Canada Life European Real Estate Limited
                                                                                                          100.0% - Canada Life Trustee Services (U.K.), Limited
                                                                                                          100.0% - CLFIS (U.K.), Limited
                                                                                                          100.0% - Canada Life, Limited
                                                                                                                           100.0% - Canada Life (U.K.), Limited
                                                                                                                                           100.0% - Albany Life Assurance Company, Limited
                                                                                                                                           100.0% - Canada Life Management (U.K.), Limited
                                                                                                                                           100.0% - Canada Life Services (U.K.), Limited
                                                                                                                                           100.0% - Canada Life Fund Managers (U.K.), Limited
                                                                                                                                           100.0% - Canada Life Group Services (U.K.), Limited
                                                                                                                                           100.0% - Canada Life Holdings (U.K.), Limited
                                                                                                                          100.0% - Canada Life Irish Operations, Limited
                                                                                                                                         100.0% - Canada Life Ireland Holdings, Limited
                             100.0% - 4073649 Canada, Inc. (1 common share owned by 587443 Ontario, Inc.)
                                                                                        100.0% - Canada Life Finance (U.K.), Limited
                                                                                        100.0% - CLH International Capital Management Hungary, Limited Liability Company
                                                         100.0% - The Canada Life Insurance Company of Canada
                                                                         94.4% - MAM Holdings Inc. (5.6% owned by GWL)
                                                                                       100.0% - Mountain Asset Management LLC
                                                         100.0% - Quadrus Distribution Services Ltd.
                                                         100.0% - CL Capital Management (Canada), Inc.
                                                         100.0% - GRS Securities, Inc.
                                                           50.0% - Canadian Worksite Marketing Group, Inc.
                                                         100.0% - Classco Benefit Services, Ltd.
                                                                          50.0% - Canadian Worksite Marketing Group, Inc.
                                                         100.0% - 587443 Ontario, Inc.
                                                                         100.0% - Canada Life Securing Corporation, Inc.
                                                        100.0% - Canada Life Mortgage Services, Ltd.
                                                        100.0% - Adason Properties, Limited
                                                                       100.0% - Adason Realty, Ltd.
                                                       100.0% - Laketon Investment Management Ltd.
                                                       100.0% - Crown Life Insurance Company

D.     IGM Financial Inc. Group of Companies (Canadian mutual funds)

Power Corporation of Canada

     100.0% - 171263 Canada Inc.
          66.3% - Power Financial Corporation
             56.0% - IGM Financial Inc.
                      100.0% - Investors Group Inc.
                                      100.0% - Investors Group Financial Services Inc.
                                      100.0% - I.G. International Management Limited
                                                      100.0% - I.G. Investment Management (Hong Kong) Limited
                                     100.0% - Investors Group Trust Co. Ltd.
                                                     100.0% - 391102 B.C. Ltd.
                                     100.0% - I.G. Insurance Services Inc.
                                     100.0% - Investors Syndicate Limited
                                     100.0% - Investors Group Securities Inc.
                                     100.0% - I.G. Investment Management, Ltd.
                                                     100.0% - Investors Grou pCorporate Class Inc.
                                                     100.0% - Investors Syndicate Property Corp.
                                                      19.63% - I.G. (Rockies) Corp.
                                   100.0% - The Trust Company of London Life
                                   100.0% - I.G. Investment Corp.
                                   80.37% - I.G. (Rockies) Corp. (19.63% owned by I.G. Investment Management, Ltd.)
                  100.0% - Mackenzie Inc.
                                  100.0% - Mackenzie Financial Corporation
                                                 100.0% - Mackenzie 2004 GP Inc.
                                                 100.0% - MSP 2005 GP Inc.
                                                 100.0% - Mackenzie Financial Chartiable Foundation
                                                 100.0% - Strategic Charitable Giving Foundation
                                                 100.0% - M.R.S. Inc.
                                                                100.0% - M.R.S. Correspondent Corporation
                                                                100.0% - M.R.S. Securities Services Inc.
                                                 100.0% - Execuhold Investment Limited
                                                                 100.0% - Winfund Software Corp.
                                                                 100.0% - M.R.S. Trust Company
                                                                                 100.0% - Anacle I Corporation
                                                                100.0% - Mackenzie M.E.F. Management Inc.
                                                                                100.0% - Canterbury Common Inc.
                                               100.0% - Mackenzie Financial Services Inc.
                                               100.0% - Mackenzie (Rockies) Corp.
                                                              100.0% - Mackenzie Cundill Investment (Bermuda) Ltd.
                                               100.0% - Mackenzie Cundill Investment Management Ltd.
                                               100.0% - MSP Capital Corporation
                                               100.0% - Mackenzie Financial Capital Corporation
                                               100.0% - Quadrus Corporate Class Inc.
                 99.68% - Investment Planning Counsel Inc.
                               100.0% - IPC Financial Network Inc.
                                               100.0% - Investment Planning Counsel of Canada Limited
                                                               100.0% - IPC Investment Corporation
                                                                               100.0% - 579641 BC Ltd.
                                                              100.0% - 9132-2155 Quebec Inc.
                                                              100.0% - Counsel Group of Funds Inc.
                                                                              100.0% - Alpha I Financial Inc.
                                                              100.0% - IPC Save Inc.
                                                              100.0% - 576928 BC Ltd.
                                                              100.0% - 1275279 Ontario Inc.
                                                                              50.0% - IPC Estate Services Inc.
                                                              50.0% - IPC Estate Services Inc.
                                                             100.0% - IPC Securities Corporation
                                                             100.0% - Kameleon Services Inc.

E.     Pargesa Holding S.A. Group of Companies (European investments)

   Power Corporation of Canada

        100.0% - 171263 Canada Inc.

            66.3% - Power Financial Corporation
               100.0% - 3411893 Canada Inc.
              100.0% - Power Financial Europe B.V.
                 50.0% - Parjointco N.V.
                    62.9% - Pargesa Holding S.A.
                                    100.0% - Pargesa Netherlands B.V.
                                                     27.4% - Imerys
                                                     50.0% - Groupe Bruxelles Lambert

                                                                         5.37% - GDF Suez
                                                                           7.1% - Suez Environment Company
                                                                         21.1% - Lafarge (1)
                                                                          8.2% - Pernod Ricard (1)
                                                                          0.6% - Iberdrola
                                                                         100.0% - Belgian Securities BV
                                                                                         Capital
                                                                                                       30.5% Imerys
                                                                         61.6% - Brussels Securities
                                                                                          Capital
                                                                                                  98.8% - Sagerpar
                                                                                                 100.0% - GBL Participations
                                                                                                                 Capital
                                                                                                                      1.2% Sagerpar
                                                                         100.0% - GBL Treasury Center
                                                                                         Capital
                                                                                                  100% - GBL Energy Sàrl
                                                                                                                    4.0% - Total (1)
                                                                                                                100.0% - GBL Verwaltang Gmbh
                                                                                                                100.0% - Immobiliére Rue de Namur Sàrl
                                                                           100.0% - GBL Finance SA
                                                                                           Capital
                                                                                                                100.0% - GBL Overseas Finance NV
                                                                                                                  38.4% -  Brussels Securities
                                                                         100.0% - GBL Verwaltung Sàrl
                                                                                           Capital
                                                                                                                100.0% - GBL Investments Limited
                                100.0% - Pargesa Cia S.A. S.A.
                                                100.0% - Fivaz & Cie SA
                                100.0% - Pargesa Luxembourg S.A.
                                                100.0% - SFPG
                                                                100.0% - SIB Huston

(1) Based on Company’s published capital as of November 30, 2008

F.      Gesca Ltée Group of Companies (Canadian communications)

Power Corporation of Canada

100.0% - 4507053 Canada Inc.
100.0% - Gesca Ltée
100.0% - La Presse Ltée
100.0% - Gesca Vente Média Ltée
100.0% - Gesca Numérique Ltée
100.0% - 3855082 Canada Inc.
100.0% - Cyberpresse inc.
100.0% - 6645119 Canada Inc.
100.0% - Les Éditions La Presse II Ltée
100.0% - 3819787 Canada Inc.
100.0% - 3834310 Canada Inc.
20.0% - 3859282 Canada Inc.
100.0% - 4507061 Canada Inc.
100.0% - Les Productions La Presse Télé Ltée
 100.0% - La Presse Télé Ltée
100.0% - La Presse Télé II Ltée
100.0% - La Presse Télé III Ltée
100.0% - Les Éditions Gesca Ltée
100.0% - Groupe Espace Inc.
100.0% - Les Éditions La Presse Ltée
100.0% - 6657443 Canada Inc.
  10.0% - Acquisio Inc.
    4.6% -  Nstein Technologies Inc.
  50.0% - Workopolis Canada
  25.0% - Olive Média

G.     Power Corporation (International) Limited Group of Companies (Asian investments)

Power Corporation of Canada
            100.0% - Power Corporation (International) Limited
              100.0% - Power Pacific Corporation Limited
                 25.0% - Barrick Power Gold Corporation of China Limited
                 100.0% - Power Pacific Mauritius Limited
                                 8.01% - Vimicro
                           100.0% - Power Pacific Equities Limited
                                          4.3% - CITIC Pacific Limited

H.     Other Companies

Power Corporation of Canada
100.0% - 152245 Canada Inc.
                 100.0% - Power Tek, LLC
                 100.0% - 3540529 Canada Inc.
            100.0% - Gelprim Inc.
            100.0% - 3121011 Canada Inc.
100.0% - Victoria Square Ventures Inc.
                31.3% - Adaltis, Inc.
                13.8% - Bellus Health, Inc.
                50.0% - Picchio Pharma Inc.
                               100.0% - Power Communications Inc.
100.0% - Brazeau River Resources Investment Inc.
   100.0% - PCC Industrial (1993) Corporation
   100.0% - Power Corporation International
   100.0% - 3249531 Canada Inc.
                  100.0% - Sagard Capital Partners
                                 100% - Sagard Capital Partners, L.P.
   100.0% - Power Corporation of Canada Inc.
   100.0% - Communications BP SARL
   100.0% - Square Victoria Real Estate Inc.
   100.0% - 4400046 Canada Inc.
   100.0% - PL S.A.
   100.0% - 4190297 Canada Inc.
                   100.0% - Sagard Capital Partners Management Corp.
   100.0% - Sodesm International Limited
       100.0% - Sodesm Property Limited
         74.5% - Sagard S.A.S
               100.0% - Marquette Communications (1997) Corporation
                   4.9% - Mitel
                   0.2% - Vertex Pharmaceutical Incorporated

Item 27.	Number of Contract Owners

As of September 18, 2009, there were 1,125 owners of Nonqualified Trillium Contracts and 475 owners of Qualified Trillium Contracts.

Item 28.	Indemnification

Provisions exist under the Colorado General Corporation Code and the Bylaws of Great-West whereby Great-West may indemnify a director, officer, or controlling person of Great-West against liabilities arising under the Securities Act of 1933. The following excerpts contain the substance of these provisions:

Colorado Business Corporation Act

Article 109 - INDEMNIFICATION

Section 7-109-101. Definitions.

As used in this Article:

(1)

"Corporation" includes any domestic or foreign entity that is a predecessor of the corporation by reason of a merger, consolidation, or other transaction in which the predecessor's existence ceased upon consummation of the transaction.

(2)

"Director" means an individual who is or was a director of a corporation or an individual who, while a director of a corporation, is or was serving at the corporation's request as a director, an officer, an agent, an associate, an employee, a fiduciary, a manager, a member, a partner, a promoter, or a trustee of or to hold a similar position with, another domestic or foreign entity or employee benefit plan. A director is considered to be serving an employee benefit plan at the corporation's request if the director’s duties to the corporation also impose duties on, or otherwise involve services by, the director to the plan or to participants in or beneficiaries of the plan. “Director” includes, unless the context requires otherwise, the estate or personal representative of a director.

(3)	"Expenses" includes counsel fees.

(4)

"Liability" means the obligation incurred with respect to a proceeding to pay a judgment, settlement, penalty, fine, including an excise tax assessed with respect to an employee benefit plan, or reasonable expenses.

(5)

"Official capacity" means, when used with respect to a director, the office of director in the corporation and, when used with respect to a person other than a director as contemplated in Section 7-109-107, the office in a corporation held by the officer or the employment, fiduciary, or agency relationship undertaken by the employee, fiduciary, or agent on behalf of the corporation. "Official capacity" does not include service for any other domestic or foreign corporation or other person or employee benefit plan.

(6)	"Party" includes a person who was, is, or is threatened to be made a named defendant or respondent in a proceeding.

(7)	"Proceeding" means any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal.

Section 7-109-102. Authority to indemnify directors.

(1)

Except as provided in subsection (4) of this section, a corporation may indemnify a person made a party to the proceeding because the person is or was a director against liability incurred in the proceeding if:

(a)	The person conducted himself or herself in good faith; and

(b)	The person reasonably believed:

(I)	In the case of conduct in an official capacity with the corporation, that his or her conduct was in the corporation's best interests; and

(II)	In all other cases, that his or her conduct was at least not opposed to the corporation's best interests; and

(c)	In the case of any criminal proceeding, the person had no reasonable cause to believe his or her conduct was unlawful.

(2)

A director's conduct with respect to an employee benefit plan for a purpose the director reasonably believed to be in the interests of the participants in or beneficiaries of the plan is conduct that satisfies the requirements of subparagraph (II) of paragraph (b) of subsection (1) of this section. A director's conduct with respect to an employee benefit plan for a purpose that the director did not reasonably believe to be in the interests of the participants in or beneficiaries of the plan shall be deemed not to satisfy the requirements of subparagraph (a) of subsection (1) of this section.

(3)

The termination of any proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, is not, of itself, determinative that the director did not meet the standard of conduct described in this section.

(4)	A corporation may not indemnify a director under this section:

(a)	In connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or

(b)

In connection with any proceeding charging that the director derived an improper personal benefit, whether or not involving action in an official capacity, in which proceeding the director was adjudged liable on the basis that he or she derived an improper personal benefit.

(5)	Indemnification permitted under this section in connection with a proceeding by or in the right of a corporation is limited to reasonable expenses incurred in connection with the proceeding.

Section 7-109-103. Mandatory Indemnification of Directors.

Unless limited by the articles of incorporation, a corporation shall indemnify a person who was wholly successful, on the merits or otherwise, in defense of any proceeding to which the person was a party because the person is or was a director, against reasonable expenses incurred by him or her in connection with the proceeding.

Section 7-109-104. Advance of Expenses to Directors.

(1)	A corporation may pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding in advance of the final disposition of the proceeding if:

(a)	The director furnishes the corporation a written affirmation of the director’s good-faith belief that he or she has met the standard of conduct described in Section 7-109-102;

(b)

The director furnishes the corporation a written undertaking, executed personally or on the director's behalf, to repay the advance if it is ultimately determined that he or she did not meet such standard of conduct; and

(c)	A determination is made that the facts then know to those making the determination would not preclude indemnification under this article.

(2)

The undertaking required by paragraph (b) of subsection (1) of this section shall be an unlimited general obligation of the director, but need not be secured and may be accepted without reference to financial ability to make repayment.

(3)	Determinations and authorizations of payments under this section shall be made in the manner specified in Section 7-109-106.

Section 7-109-105. Court-Ordered Indemnification of Directors.

(1)

Unless otherwise provided in the articles of incorporation, a director who is or was a party to a proceeding may apply for indemnification to the court conducting the proceeding or to another court of competent jurisdiction. On receipt of an application, the court, after giving any notice the court considers necessary, may order indemnification in the following manner:

(a)

If it determines the director is entitled to mandatory indemnification under section 7-109-103, the court shall order indemnification, in which case the court shall also order the corporation to pay the director's reasonable expenses incurred to obtain court-ordered indemnification.

(b)

If it determines that the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director met the standard of conduct set forth in section 7-109-102 (1) or was adjudged liable in the circumstances described in Section 7-109-102 (4), the court may order such indemnification as the court deems proper; except that the indemnification with respect to any proceeding in which liability shall have been adjudged in the circumstances described Section 7-109-102 (4) is limited to reasonable expenses incurred in connection with the proceeding and reasonable expenses incurred to obtain court-ordered indemnification.

Section 7-109-106. Determination and Authorization of Indemnification of Directors.

(1)

A corporation may not indemnify a director under Section 7-109-102 unless authorized in the specific case after a determination has been made that indemnification of the director is permissible in the circumstances because he has met the standard of conduct set forth in Section 7-109-102. A corporation shall not advance expenses to a director under Section 7-109-104 unless authorized in the specific case after the written affirmation and undertaking required by Section 7-109-104(1)(a) and (1)(b) are received and the determination required by Section 7-109-104(1)(c) has been made.

(2)	The determinations required by subsection (1) of this section shall be made:

(a)

By the board of directors by a majority vote of those present at a meeting at which a quorum is present, and only those directors not parties to the proceeding shall be counted in satisfying the quorum.

(b)	If a quorum cannot be obtained, by a majority vote of a committee of the board of directors designated by the board of directors, which committee shall consist of two or more directors not parties to the proceeding; except that directors who are parties to the proceeding may participate in the designation of directors for the committee.

(3)

If a quorum cannot be obtained as contemplated in paragraph (a) of subsection (2) of this section, and the committee cannot be established under paragraph (b) of subsection (2) of this section, or even if a quorum is obtained or a committee designated, if a majority of the directors constituting such quorum or such committee so directs, the determination required to be made by subsection (1) of this section shall be made:

(a)

By independent legal counsel selected by a vote of the board of directors or the committee in the manner specified in paragraph (a) or (b) of subsection (2) of this section or, if a quorum of the full board cannot be obtained and a committee cannot be established, by independent legal counsel selected by a majority vote of the full board of directors; or

(b)	By the shareholders.

(4)

Authorization of indemnification and advance of expenses shall be made in the same manner as the determination that indemnification or advance of expenses is permissible; except that, if the determination that indemnification or advance of expenses is permissible is made by independent legal counsel, authorization of indemnification and advance of expenses shall be made by the body that selected such counsel.

Section 7-109-107. Indemnification of Officers, Employees, Fiduciaries, and Agents.

(1)	Unless otherwise provided in the articles of incorporation:

(a)

An officer is entitled to mandatory indemnification under section 7-109-103, and is entitled to apply for court-ordered indemnification under section 7-109-105, in each case to the same extent as a director;

(b)	A corporation may indemnify and advance expenses to an officer, employee, fiduciary, or agent of the corporation to the same extent as a director; and

(c)

A corporation may indemnify and advance expenses to an officer, employee, fiduciary, or agent who is not a director to a greater extent, if not inconsistent with public policy, and if provided for by its bylaws, general or specific action of its board of directors or shareholders, or contract.

Section 7-109-108. Insurance.

A corporation may purchase and maintain insurance on behalf of a person who is or was a director, officer, employee, fiduciary, or agent of the corporation and who, while a director, officer, employee, fiduciary, or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, fiduciary, or agent of any other domestic or entity or of an employee benefit plan against any liability asserted against or incurred by the person in that capacity or arising out of his or her status as a director, officer, employee, fiduciary, or agent whether or not the corporation would have the power to indemnify the person against such liability under the Section 7-109-102, 7-109-103 or 7-109-107. Any such insurance may be procured from any insurance company designated by the board of directors, whether such insurance company is formed under the law of this state or any other jurisdiction of the United States or elsewhere, including any insurance company in which the corporation has an equity or any other interest through stock ownership or otherwise.

Section 7-109-109. Limitation of Indemnification of Directors.

(1)

A provision concerning a corporation's indemnification of, or advance of expenses to, directors that is contained in its articles of incorporation or bylaws, in a resolution of its shareholders or board of directors, or in a contract, except for an insurance policy or otherwise, is valid only to the extent the provision is not inconsistent with Sections 7-109-101 to 7-109-108. If the articles of incorporation limit indemnification or advance of expenses, indemnification or advance of expenses are valid only to the extent not inconsistent with the articles of incorporation.

(2)

Sections 7-109-101 to 7-109-108 do not limit a corporation's power to pay or reimburse expenses incurred by a director in connection with an appearance as a witness in a proceeding at a time when he or she has not been made a named defendant or respondent in the proceeding.

Section 7-109-110. Notice to Shareholders of Indemnification of Director.

If a corporation indemnifies or advances expenses to a director under this article in connection with a proceeding by or in the right of the corporation, the corporation shall give written notice of the indemnification or advance to the shareholders with or before the notice of the next shareholders' meeting. If the next shareholder action is taken without a meeting at the instigation of the board of directors, such notice shall be given to the shareholders at or before the time the first shareholder signs a writing consenting to such action.

Bylaws of Great-West

Article IV. Indemnification

SECTION 1. In this Article, the following terms shall have the following meanings:

(a)

“expenses” means reasonable expenses incurred in a proceeding, including expenses of investigation and preparation, expenses in connection with an appearance as a witness, and fees and disbursement of counsel, accountants or other experts;

(b)	“liability” means an obligation incurred with respect to a proceeding to pay a judgment, settlement, penalty or fine;

(c)	“party” includes a person who was, is, or is threatened to be made a named defendant or respondent in a proceeding;

(d)	“proceeding” means any threatened, pending or completed action, suit, or proceeding whether civil, criminal, administrative or investigative, and whether formal or informal.

SECTION 2. Subject to applicable law, if any person who is or was a director, officer or employee of the corporation is made a party to a proceeding because the person is or was a director, officer or employee of the corporation, the corporation shall indemnify the person, or the estate or personal representative of the person, from and against all liability and expenses incurred by the person in the proceeding (and advance to the person expenses incurred in the proceeding) if, with respect to the matter(s) giving rise to the proceeding:

(a)	the person conducted himself or herself in good faith; and

(b)	the person reasonably believed that his or her conduct was in the corporation’s best interests; and

(c)	in the case of any criminal proceeding, the person had no reasonable cause to believe that his or her conduct was unlawful; and

(d)	if the person is or was an employee of the corporation, the person acted in the ordinary course of the person’s employment with the corporation.

SECTION 3. Subject to applicable law, if any person who is or was serving as a director, officer, trustee or employee of another company or entity at the request of the corporation is made a party to a proceeding because the person is or was serving as a director, officer, trustee or employee of the other company or entity, the corporation shall indemnify the person, or the estate or personal representative of the person, from and against all liability and expenses incurred by the person in the proceeding (and advance to the person expenses incurred in the proceeding) if:

(a)

the person is or was appointed to serve at the request of the corporation as a director, officer, trustee or employee of the other company or entity in accordance with Indemnification Procedures approved by the Board of Directors of the corporation; and

(b)	with respect to the matter(s) giving rise to the proceeding:

(i)	the person conducted himself or herself in good faith; and

(ii)

the person reasonably believed that his or her conduct was at least not opposed to the corporation’s best interests (in the case of a trustee of one of the corporation’s staff benefits plans, this means that the person’s conduct was for a purpose the person reasonably believed to be in the interests of the plan participants); and

(iii)	in the case of any criminal proceeding, the person had no reasonable cause to believe that his or her conduct was unlawful; and

if the person is or was an employee of the other company or entity, the person acted in the ordinary course of the person’s employment with the other company or entity.

Item 29.	Principal Underwriter

(a)

GWFS Equities, Inc. (“GWFS”) is the distributor of the securities of the Registrant. GWFS also serves as distributor or principal underwriter for Maxim Series Fund, Inc., an open-end management investment company, Maxim Series Account of Great-West, Variable Annuity-1 Series Account of Great-West, FutureFunds Series Account of Great-West, Varifund Variable Annuity Account of Great-West, Prestige Variable Life Account of Great-West, COLI VUL-2 Series Account of Great-West and COLI VUL-4 Series Account of Great-West, Variable Annuity-1 Series Account of First Great-West Life and Annuity Company (“First Great-West), COLI VUL-2 Series Account of First Great-West and COLI VUL-4 Series Account of First Great-West.

(b)	Directors and Officers of GWFS

Name	Principal Business Address	Position and Officers with Underwriter
C. P. Nelson	8515 East Orchard Road Greenwood Village, CO 80111	Chairman, President and Chief Executive Officer
R. K. Shaw	8515 East Orchard Road Greenwood Village, CO 80111	Director
G. E. Seller	18101 Von Karman Ave. Suite 1460 Irvine, CA 92715	Director and Senior Vice President
G. R. McDonald	8515 East Orchard Road Greenwood Village, CO 80111	Director
C.H. Cumming	8515 East Orchard Road Greenwood Village, CO 80111	Vice President
M. R. Edwards	8515 East Orchard Road Greenwood Village, CO 80111	Vice President
W. S. Harmon	8515 East Orchard Road Greenwood Village, CO 80111	Director, Vice President
K. A. Morris	500 North Central Suite 220 Glendale, CA 91203	Vice President

J.C. Luttges	8515 East Orchard Road Greenwood Village, CO 80111	Vice President
G. R. Derback	8515 East Orchard Road Greenwood Village, CO 80111	Treasurer
B. A. Byrne	8525 East Orchard Road Greenwood Village, CO 80111	Secretary and Chief Compliance Officer
R. Meyer	8515 East Orchard Road Greenwood Village, CO 80111	Vice President, Taxation
T. L. Luiz	8515 East Orchard Road Greenwood Village, CO 80111	Compliance Officer
M. C. Maiers	8515 East Orchard Road Greenwood Village, CO 80111	Investments Compliance Officer

(c) Commissions and other compensation received from the Registrant by Principal Underwriter during Registrant's last fiscal year:

Net
Name of	Underwriting	Compensation
Principal	Discounts and	on	Brokerage
Underwriter	Commissions	Redemption	Commissions	Compensation

GWFS	-0-	-0-	-0-	-0-

Item 30.	Location of Accounts and Records

All accounts, books, or other documents required to be maintained by Section 31(a) of the 1940 Act and the rules promulgated thereunder are maintained by the Registrant through Great-West, 8515 E. Orchard Road, Greenwood Village, Colorado 80111.

Item 31.	Management Services

All management contracts are discussed in Part A or Part B of Post-Effective Amendment No. 16 to the Registration Statement on Form N-4 (File No. 33-55890), filed on April 28, 2002.

Item 32

Undertakings

(a)

Registrant undertakes that it will file a post effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b)

Registrant undertakes that it will include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

(c)	Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to Great-West.

(d)

Depositor undertakes to preserve on behalf of itself and Registrant the books and records required to be preserved by such companies pursuant to Rule 31a-2 under the Investment Company Act of 1940 and to permit examination of such books and records at any time or from time to time during business hours by examiners or other representatives of the Securities and Exchange Commission, and to furnish to said Commission at its principal office in Washington, D.C., or at any regional office of said Commission specified in a demand made by or on behalf of said Commission for copies of books and records, true, correct, complete, and current copies of any or all, or any part, of such books and records.

(e)

The Registrant is relying on a letter issued by the staff of the Securities and Exchange Commission to the American Council of Life Insurance on November 28, 1988 (Ref. No. IP-6-88) stating that it would not recommend to the Commission that enforcement action be taken under Section 22(e), 27(c)(1), or 27(d) of the Investment Company Act of 1940 if the Registrant, in effect, permits restrictions on cash distributions from elective contributions to the extent necessary to comply with Section 403(b)(11) of the Internal Revenue Code of 1986 in accordance with the following conditions:

(1)  include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the policy;

(2)  include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the policy;

(3)  instruct sales representatives who may solicit individuals to purchase the policies specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of such individuals;

(4) obtain from each owner who purchases a Section 403(b) policy, prior to or at the time of such purchase, a signed statement acknowledging the owner's understanding of (i) the redemption restrictions imposed by Section 403(b)(11), and (ii) the investment alternatives available under the employer's Section 403(b) arrangement, to which the owner may elect to transfer his or her policy value.

The Registrant is complying, and shall comply, with the provisions of paragraphs (1) - (4) above.

(f)

Great-West hereby represents that the fees and changes deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Great-West.

STATEMENT PURSUANT TO RULE 6c–7

Registrant is relying on 17 C.F.R., Section 270.6c-7 and represent that the provisions of that Rule have been or will be complied with. Accordingly, Registrant is exempt from the provisions of Section 22(e), 27(c)(1) and 27(d) of the Investment Company Act of 1940 with respect to any variable annuity contract participating in such account to the extent necessary to permit compliance with the Texas Optional Retirement Program.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Greenwood Village, and State of Colorado, on this 1st day of October 2009.

TRILLIUM VARIABLE ANNUITY ACCOUNT
(Registrant)

By:	/s/ M.T.G. Graye
M.T.G. Graye, President
and Chief Executive Officer of
Great-West Life & Annuity Insurance Company

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
(Depositor)

By:	/s/ M.T.G. Graye
M.T.G. Graye, President
and Chief Executive Officer

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities with Great-West Life & Annuity Insurance Company and on the dates indicated.

Signature and Title	Date

/s/ R.L. McFeetors	October 1, 2009
Director, Chairman of the Board
(R.L. McFeetors*)

/s/ M.T. G. Graye	October 1, 2009
Director, President and Chief Executive
Officer (Mitchell T. G. Graye)

/s/ J.L. McCallen	October 1, 2009
Senior Vice President and Chief Financial
Officer (J.L. McCallen)

/s/ J. Balog	October 1, 2009
Director, (J. Balog*)

/s/ J.L. Bernbach	October 1, 2009
Director, (J.L. Bernbach*)

/s/ A. Desmarais	October 1, 2009
Director (A. Desmarais*)

Director (Paul Desmarais, Jr.)

Director (A. Louvel)

/s/ J.E.A. Nickerson	October 1, 2009
Director (J.E.A. Nickerson*)

/s/ R. Jeffrey Orr	October 1, 2009
Director (R. Jeffrey Orr*)

/s/ M. Plessis-Bélair	October 1, 2009
Director (M. Plessis-Bélair*)

/s/ H. Rousseau	October 1, 2009
Director (H. Rousseau*)

/s/ R. Royer	October 1, 2009
Director (R. Royer*)

/s/ P. K. Ryan	October 1, 2009
Director (P.K. Ryan*)

/s/ T.T. Ryan, Jr.	October 1, 2009
Director (T. T. Ryan, Jr.*)

/s/ B.E. Walsh	October 1, 2009
Director (B.E. Walsh*)

*By:	/s/ R.G. Schultz	October 1, 2009
R.G. Schultz
*Attorney-in-fact pursuant to Powers of Attorney.